     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 24, 1997
                                                     REGISTRATION NO. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ----------------
                         PREFERRED CREDIT CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              NEVADA                            6141                 33-0506860
   (STATE OR OTHER JURISDICTION     (PRIMARY STANDARD INDUSTRIAL  (I.R.S. EMPLOYER
 OF INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NO.)   IDENTIFICATION NO.)

                           3347 MICHELSON, SUITE 400
                           IRVINE, CALIFORNIA 92612
                                (714) 474-0700
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                  TODD A. RODRIGUEZ, CHIEF EXECUTIVE OFFICER
                         PREFERRED CREDIT CORPORATION
                           3347 MICHELSON, SUITE 400
                           IRVINE, CALIFORNIA 92612
                                (714) 474-0700
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                              AGENT FOR SERVICE)

                               ----------------
                                  COPIES TO:
         DAVID H. SANDS, ESQ.                     LAURA B. HUNTER, ESQ.
        SCOTT W. ALDERTON, ESQ.                   ROGER M. COHEN, ESQ.
 TROOP MEISINGER STEUBER & PASICH, LLP            ETHAN D. FEFFER, ESQ.
       10940 WILSHIRE BOULEVARD              BROBECK, PHLEGER & HARRISON LLP
     LOS ANGELES, CALIFORNIA 90024          4675 MACARTHUR COURT, SUITE 1000
            (310) 824-7000                NEWPORT BEACH, CALIFORNIA 92660-1846
                                                     (714) 752-7535
                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                               ----------------

                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                        PROPOSED
                                          PROPOSED      MAXIMUM
 TITLE OF EACH CLASS OF     AMOUNT        MAXIMUM      AGGREGATE    AMOUNT OF
    SECURITIES TO BE         TO BE     OFFERING PRICE   OFFERING   REGISTRATION
       REGISTERED        REGISTERED(1)  PER SHARE(2)    PRICE(2)       FEE
-------------------------------------------------------------------------------
Common Stock, $.001 par
 value.................    5,750,000       $23.00     $132,250,000   $40,076

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) Includes 750,000 shares of Common Stock issuable upon exercise of an option granted to the Underwriters to cover over-allotments.

(2) Estimated solely for the purpose of calculating the registration fee under Rule 457(a).
                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PRELIMINARY PROSPECTUS

                   SUBJECT TO COMPLETION, DATED JUNE 24, 1997

                                5,000,000 SHARES

                          PREFERRED CREDIT CORPORATION

                                  COMMON STOCK

  Of the 5,000,000 shares of common stock, par value $.001 per share (the "Common Stock"), offered hereby, 4,775,000 shares are being sold by Preferred Credit Corporation (the "Company") and 225,000 shares are being sold by stockholders of the Company (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of the shares by the Selling Stockholders. Prior to this offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $20.00 and $23.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. Application has been made to list the Common Stock on the Nasdaq National Market under the symbol "PREF."

                                  -----------

  THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" AT PAGES 8 TO 18 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY EACH PROSPECTIVE INVESTOR.

                                  -----------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES  AND EXCHANGE  COMMISSION OR  ANY STATE SECURITIES  COMMISSION
    PASSED   UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS   PROSPECTUS.  ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                         UNDERWRITING DISCOUNTS PROCEEDS TO PROCEEDS TO SELLING
                         PRICE TO PUBLIC   AND COMMISSIONS(1)   COMPANY(2)     STOCKHOLDERS
-----------------------------------------------------------------------------------------------
Per Share..............       $                  $                 $               $
-----------------------------------------------------------------------------------------------
Total(3)...............       $                  $                 $               $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.

(2) Before deducting expenses of the offering payable by the Company estimated to be $600,000.

(3) The Selling Stockholders have granted the Underwriters a 30-day option to purchase up to 750,000 additional shares of Common Stock solely to cover overallotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares of Common Stock at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and
    Proceeds to Selling Stockholders will be $       , $       , $        and
    $       , respectively. See "Underwriting."

                                  -----------

  The Common Stock offered by the Underwriters in the offering is subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to their right to withdraw, modify, correct and reject orders in whole or in part. It is expected that delivery of the certificates representing such shares of Common Stock will be made against payment therefor at the offices of Keefe, Bruyette & Woods, Inc. ("KBW"), or in book entry form through the
facilities of The Depository Trust Company, on or about      , 1997.

KEEFE, BRUYETTE & WOODS, INC.                                 PIPER JAFFRAY INC.

             THE DATE OF THIS PROSPECTUS IS                 , 1997

                                  [PICTURES]



  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, PURCHASE OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information (including "Risk Factors" and the financial statements and notes thereto) appearing elsewhere in this Prospectus. Unless otherwise indicated, all information included in this Prospectus has been adjusted to reflect the 6,000 for one stock split of the Common Stock effected in June, 1997 and assumes no exercise of the Underwriters' over-allotment option. See "Description of Capital Stock" and "Underwriting."

                                  THE COMPANY

OVERVIEW

  Preferred Credit Corporation is a specialized consumer finance company primarily engaged in the origination, purchase, sale and securitization of non-traditional consumer loans. The Company's principal loan product ("core loans") consists of second mortgage loans to qualified individuals who generally have above average to superior credit and satisfy the Company's underwriting criteria based on income, credit scores and other factors, but who have limited access to traditional mortgage-related financing generally because of a lack of equity in their homes. The Company originates and acquires its core loans on a nationwide basis through three different production channels including retail offices, wholesale brokers and correspondent lenders. For the year ended December 31, 1996 and the three months ended March 31, 1997, 14.5% and 19.1%, respectively, of the Company's core loan production was originated through its retail/consumer direct loan channel, 72.8% and 38.2%, respectively, was originated through wholesale brokers and 12.7% and 42.7%, respectively, was acquired from correspondent lenders, not including a one-time bulk purchase of $136.0 million in 1996. During 1996 and the first three months of 1997, the Company originated or acquired loans in 43 states with only one state, California, accounting for more than 5% of the Company's total production. For the three months ended March 31, 1997, California accounted for 37.0% of all core loans originated or purchased by the Company, as compared to 65.4% for the year ended December 31, 1996.

  From 1994 to 1996, the Company's annual loan production volume increased from $16.5 million to $596.9 million (including $496.3 million of core loans during 1996). For the three months ended March 31, 1997, the Company originated or acquired $250.8 million of core loans and brokered a nominal amount of non-core loans. Based upon available industry data, the Company believes it is one of the largest companies in the United States specializing in the origination and purchase of loans similar to the Company's core loans.

  The Company sells substantially all of its core loans in securitization transactions and, to a lesser extent, on a whole loan basis. Since it commenced its securitization program in June 1996, the Company has sold a total of $487.3 million of core loans in securitization transactions, $256.7 million during 1996 and $230.6 million during the three months ended March 31, 1997, recognizing a weighted average gain of 5.5% and 8.3%, respectively, on such sales.

  The Company's overall business strategy is to continue its recent growth and solidify its position as a leading consumer finance lender within its niche market. The Company intends to achieve this objective by increasing the volume of core loans originated and purchased, and continuing to seek ways to improve customer service, risk management and cash flow. The Company's business strategy focuses on expanding its core loan production on a nationwide basis, primarily through expansion of its retail production offices and also through increasing loan production through existing and new wholesale brokers and correspondent lenders. As a key element of its business strategy, the Company intends to leverage its increased loan production and increase profitability and cash flow through a combination of regular sales of loans on a whole loan basis and the securitization of a substantial portion of core loans on a quarterly basis. In addition, in order to support the anticipated increases in loan production levels without degradation of underwriting standards and to increase operating efficiencies by permitting wholesale brokers to make online underwriting decisions, the Company has undertaken a program to enhance and further automate its underwriting systems by the end of 1997.

PRODUCT FOCUS

  The Company's core loans are typically closed-end (usually 15 year), fixed-rate, fully-amortizing loans secured by a second lien on the borrower's primary residence, and are typically used by consumers to pay-off credit card and other unsecured indebtedness. The Company believes that its core loan product represents an attractive alternative to other financial products because it may allow borrowers to consolidate outstanding indebtedness into a single loan having a longer repayment term and possibly a lower interest rate than other forms of unsecured consumer debt, and affords borrowers the opportunity to lower their overall monthly debt payments. In addition, the potential for tax deductibility of interest payments on the core loan product offers a benefit for many borrowers. The Company also originates a small volume of traditional single family residential mortgage loans, substantially all of which are sold in the secondary market through programs sponsored by the Federal Home Loan Mortgage Corporation ("Freddie Mac"), Federal National Mortgage Association ("Fannie Mae") and others, or are brokered to other lenders.

UNDERWRITING STANDARDS AND BORROWER PROFILE

  Because of the limited equity value of the collateral underlying the Company's core loans, and the Company's typical position as a junior lien holder on that collateral, the Company relies principally on the borrower's creditworthiness and ability to repay the loan in making its underwriting decisions. The Company reviews the borrower's income relative to the amount of the loan and other existing debt in evaluating the repayment ability of the borrower. In order to evaluate the creditworthiness of potential borrowers, the Company uses its own computer-assisted underwriting system. This system is based in part on the borrower's "FICO" credit score, which is a credit evaluation score methodology developed by Fair, Isaac & Company ("Fair Isaac"), and in part on the Company's evaluation of the borrower's employment history, earnings stability, credit history, length of home ownership, stability in the community and other traditional underwriting criteria. During 1996 and for the three months ended March 31, 1997, loans securitized by the Company had a weighted average FICO score of approximately 670 to 680, which is generally classified by Fannie Mae and Freddie Mac as loans that have acceptable credit risks.

DISTRIBUTION CHANNELS

  The Company began opening retail production offices in 1995 and, as of May 31, 1997, had 12 retail production offices in seven states (California, Arizona, Colorado, Florida, Nevada, New Mexico and Oregon). The Company plans to open additional offices at the rate of approximately three each quarter during the remainder of 1997. The Company believes that the retail consumer/direct channel is the Company's most profitable production channel and is subject to less competitive pricing pressures than either the wholesale or correspondent channel. As of May 31, 1997, the Company's broker network included approximately 900 independent mortgage brokers located in 42 states and its correspondent network included approximately 160 approved correspondent lenders located in 27 states. The Company intends to continue to increase its loan production from correspondent lenders and wholesale brokers by adding new correspondents and brokers, by offering them a relatively new product to diversify their existing product lines and by increasing the efficiency and production of the correspondents and brokers that are a part of the Company's existing network. The Company believes that its network of production channels, emphasis on retail production and geographic diversity of loan production provides it with a competitive advantage for increasing production of its core loans.

INFORMATION SYSTEMS

  The Company is developing a fully-integrated proprietary loan processing system to monitor its underwriting process on a real-time basis to insure consistent application of its underwriting procedures prior to funding. The Company believes this enables it to process an increasingly greater number of loans without degradation of its underwriting standards. In addition, the Company has recently made a significant investment in its information systems for its main office which are intended to enable it effectively to monitor, audit and perform quality control review on loans. The Company continuously reviews its technologies needs, and seeks to add additional applications as its growth and operations require.

MANAGEMENT

  The Company has an experienced senior management team with an aggregate of over 60 years in the lending business. The Company's management team is particularly experienced in Fannie Mae and Freddie Mac eligibility requirements, which are significantly focused on an evaluation of the creditworthiness of borrowers and their ability to repay. In addition, the Company's underwriting managers have an average of 16 years experience in the consumer finance business and its branch managers have an average of 10 years experience in the consumer finance business.

COMPANY EVOLUTION

  Since commencing operations in 1989 as a mortgage broker (which were expanded to include mortgage banking in 1994), the Company has focused on lending to creditworthy borrowers. Until 1995, the Company primarily originated loans meeting the underwriting guidelines of Freddie Mac and Fannie Mae. In late 1994, management believed that market conditions (primarily increasing competition and higher interest rates) were reducing the profitability for originators and purchasers of Freddie Mac and Fannie Mae eligible loans. As a result, commencing in late 1994, the Company decided to expand its loan products to include core loans. The Company believed that core loans offered a greater profit margin than non-core loans and, due to the similar credit characteristics and underwriting approach between core loans and the non-core loans originated by the Company prior to 1995, permitted the Company to utilize its existing expertise and personnel to expand its operations. The increasing consumer demand for the Company's core loan product has substantially increased the Company's operating revenues and profitability. From 1994 to 1996, the Company's annual revenues increased from $867,000 to $27.2 million, and its net earnings increased from $81,000 (or $48,000 on a pro forma basis adjusted for taxes) to $7.1 million. For the three months ended March 31, 1997, the Company recognized total revenues of $23.2 million and net income of $9.7 million.

                                  RISK FACTORS

  See "Risk Factors" for a description of certain factors which should be considered carefully in evaluating an investment in the Common Stock offered by this Prospectus.

                                  THE OFFERING

 Common Stock offered....................... 5,000,000 shares
 Common Stock to be outstanding
  after the offering........................ 16,994,000 shares(1)
 Use of Proceeds............................ To repay certain indebtedness, fund overcollaterization
                                             requirements of future
                                             securitizations, fund loan
                                             originations and acquisitions,
                                             and for general corporate
                                             purposes. See "Use of Proceeds."
 Proposed Nasdaq National Market Symbol..... "PREF"

--------
(1) Excludes up to 3,412,310 shares of Common Stock issuable upon exercise of outstanding options and warrants and 289,906 shares of Common Stock reserved for issuance pursuant to options that may be granted in the future under the Company's 1996 Stock Option Plan (the "Company's Stock Option Plan" or the "1996 Plan"). See "Management--Stock Option Plan," "Shares Eligible for Future Sale" and "Underwriting."

                        SUMMARY FINANCIAL AND OTHER DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                   THREE MONTHS
                                                  YEAR ENDED       ENDED MARCH
                                                 DECEMBER 31,          31,
                                             -------------------- --------------
                                             1994   1995   1996    1996   1997
                                             ----- ------ ------- ------ -------
STATEMENT OF EARNINGS DATA:
Revenues:
  Gain on sale--net of origination
   costs(1)................................  $ 447 $4,342 $19,054 $  980 $18,967
  Interest income..........................     59  1,327   8,135  2,010   4,222
  Other income.............................    361    --      --     --      --
                                             ----- ------ ------- ------ -------
   Total revenues..........................    867  5,669  27,189  2,990  23,189
Expenses:
  Personnel................................    201    864   3,576    553   1,050
  Interest.................................     31  1,228   5,051  1,305   3,023
  Provision for loan losses................    --     --      840    --      --
  General, administrative and other........    552  1,319   4,934    589   2,413
                                             ----- ------ ------- ------ -------
   Total expenses..........................    784  3,411  14,401  2,447   6,486
                                             ----- ------ ------- ------ -------
Earnings before income taxes...............     83  2,258  12,788    543  16,703
Income taxes...............................      2     35   5,707     19   7,015
                                             ----- ------ ------- ------ -------
Net earnings(2)............................  $  81 $2,223 $ 7,081 $  524 $ 9,688
                                             ===== ====== ======= ====== =======
PRO FORMA(2):
Pro forma earnings before income taxes.....  $  83 $2,258 $12,788 $  543 $16,703
Pro forma income taxes ....................     35    948   5,371    228   7,015
                                             ----- ------ ------- ------ -------
Pro forma net earnings.....................  $  48 $1,310 $ 7,417 $  315 $ 9,688
                                             ===== ====== ======= ====== =======
Pro forma net earnings per share:
  Primary and fully diluted(3).............    .01    .11     .49    .03     .64
                                             ===== ====== ======= ====== =======
Weighted average number of shares
 outstanding:
  Primary..................................  6,000 11,994  15,179 11,994  15,179
                                             ===== ====== ======= ====== =======
  Fully diluted............................  6,000 11,994  15,188 11,994  15,188
                                             ===== ====== ======= ====== =======

                                        DECEMBER 31,          MARCH 31, 1997
                                   ----------------------- --------------------
                                    1994   1995     1996    ACTUAL  ADJUSTED(5)
                                   ------ ------- -------- -------- -----------
BALANCE SHEET DATA:
  Mortgage loan held for sale,
   net............................ $1,878 $30,020 $ 76,032 $ 93,496  $ 93,496
  Residual interest in
   securitization, net(4).........    --      --    36,879   70,281    70,281
  Total assets....................  2,477  32,115  121,730  172,199   240,672
  Short-term notes payable........  1,838  28,549   88,136  109,080   109,080
  Short-term residual financing...    --      --    14,258   27,407       --
  Total liabilities...............  1,969  29,839  111,715  152,497   125,090
  Total stockholders' equity......    508   2,276   10,015   19,702   115,582

                                             YEAR ENDED     THREE MONTHS ENDED
                                            DECEMBER 31,        MARCH 31,
                                          ----------------- ------------------
                                            1995     1996     1996     1997
                                          -------- -------- ------------------
OPERATING DATA:
Core loans originated or acquired:
  Retail/consumer direct................. $    --  $ 52,225 $  2,232 $  47,787
  Wholesale..............................  106,411  262,435   70,510    95,851
  Correspondent..........................      --    45,617      --    107,161
  Bulk acquisition(6)....................      --   135,979      --        --
                                          ======== ======== ======== =========
    Total................................ $106,411 $496,256 $ 72,742 $ 250,799
                                          ======== ======== ======== =========
Non-core loans originated or acquired.... $ 87,172 $100,623 $ 40,128 $     --
                                          ======== ======== ======== =========
Core loans sold through securitization... $    --  $256,692 $    --  $ 230,571
                                          ======== ======== ======== =========
Core and non-core loans sold on whole
 loan, servicing released basis.......... $165,401 $287,671 $ 59,310 $      35
                                          ======== ======== ======== =========
  Number of states where loans were
   originated or acquired
   (at period end)(7)....................                38                 43
  Number of branches (at period
   end)(7)(8)............................                10                 10

--------
(1) Gain on sale includes net interest receivable from sales of asset backed securities and whole loan sales, offset by selling expenses related to securitization. See "Risk Factors--Possible Adverse Effect of Prepayments, Delinquencies and Defaults" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Accounting Considerations Used in Determining Gain on Sale."
(2) Prior to June 1996, the Company was operated as an S Corporation for federal tax purposes and consequently was not responsible for federal income taxes. Pro forma tax adjustments have been made to earnings and provision for income taxes for periods that the Company was operated as an S Corporation by applying an income tax rate of 42% to earnings before income taxes. In 1996, the actual income tax of $5.7 million included amounts that would have been deferred had the Company not elected a change in tax status resulting in lower net earnings as compared to that under the pro forma calculation.
(3) Pro forma earnings per share has been computed by dividing pro forma net earnings by the pro forma weighted average number of shares outstanding. The pro forma weighted average number of shares includes all options and warrants issued below the estimated initial public offering price within one year prior to the filing of the Registration Statement for the initial public offering and is calculated using the treasury stock method.
(4) Residual interest in securitization includes $8.7 million in overcollateralization and $45.0 million in net interest receivable, offset by $16.8 million discounted estimate of default losses as of December 31, 1996, and $20.1 million in overcollateralization and $83.4 million in net interest receivable, offset by $33.2 million discounted estimate of default losses as of March 31, 1997.
(5) Adjusted to give effect to the exercise of Warrants to purchase 225,000 shares of Common Stock by Merrill Lynch at an exercise price per share of $2.18 per share and the sale of 4,775,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $21.50 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."
(6) Represents a single bulk acquisition of core loans acquired from Credit Suisse First Boston Mortgage Capital Corp. ("CSFB Mortgage"). See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Certain Transactions."
(7) Data for the year ended December 31, 1995 and the three months ended March 31, 1996 are not comparable and have not been presented.
(8) Includes 8 retail branches, one correspondent branch in Arizona and one wholesale branch within the Company's headquarters.

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating the Company and its business before purchasing the shares of Common Stock offered hereby. This Prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. The Company's actual results or experience could differ significantly from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this section as well as those discussed elsewhere in this Prospectus.

LIMITED OPERATING HISTORY; LACK OF SEASONING

  The Company has a limited operating history upon which an evaluation of its current operations and prospects can be based. Although the Company has been involved in the origination of mortgage loans since 1989, it commenced origination of its core loans in late 1994. In addition, the Company began its securitization program in the second quarter of 1996. As a result, the Company's historical results of operations, including its loss and prepayment experience, may be of limited relevance to an investor seeking to evaluate the Company's future prospects. Although the Company has experienced significant growth in recent periods, there can be no assurance that the origination levels, revenues or net earnings of the Company will continue to increase, or even remain at their current level. Therefore, recent quarterly origination, revenue and earnings comparisons should not be considered indicative of the operating results or rate of growth, if any, that can be expected in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  The loans originated and acquired by the Company and included in the Company's securitizations have not been outstanding for a sufficient period of time to determine whether there are material adverse credit, delinquency, loss, prepayment or other issues associated with these loans. Furthermore, the Company's loans represent a relatively new loan product within the consumer finance industry and accordingly the Company cannot rely on the historical experience of other companies issuing a comparable product. In addition, a substantial portion of the income recognized by the Company during 1996 reflects its estimation of cash proceeds it expects to receive in the future from securitization of its core loans. See "--Possible Adverse Effects of Prepayments, Delinquencies and Defaults." Although the delinquency, prepayment and loss experience of the Company's loans originated and acquired to date has been relatively consistent with management's assumptions, no assurance can be given that the delinquency, prepayment and loss experience of these loans will remain consistent with management's assumptions and estimates. Any material change in delinquencies, prepayments and losses from management's assumption and estimates may adversely affect the Company's financial condition and results of operations. The actual performance of such loans will not be known until sometime in the future. See "--Credit Risk of Company's Products."

CREDIT RISK OF COMPANY'S PRODUCTS

  Although the Company's core loans are secured by real estate, because of the relatively high loan-to-value ("LTV") of the Company's loans, in most cases the value of the underlying collateral will be less than the principal amount of the loans, and effectively unsecured. The weighted average combined LTV ratio of core loans securitized by the Company for the 1996-1, 1996-2, and 1997-1 securitization transactions were 90.61%, 110.19% and 115.80%, respectively. Accordingly, in making underwriting decisions, the Company relies principally on the creditworthiness of the borrower, rather than the underlying collateral for repayment. Because of the relatively high combined LTV ratios of the Company's core loans and the Company's position as a subordinate lien holder with respect to the collateral underlying the Company's loans, the Company is likely to incur a total loss in the event that a customer defaults on its loan obligations to the Company or to the senior lien holder.

  Although the Company intends to sell substantially all of the loans which it originates or acquires through securitization transactions or whole loan sales, the Company retains some degree of credit risk on substantially all such loans sold. The documents governing the Company's securitization transactions require the Company to establish levels of overcollateralization through application of excess interest spread distributions in order to reduce the principal balance of the senior interests issued by the trust that acquires the loans. Such amounts serve as credit enhancement for the relevant trust and are therefore available to fund losses realized on loans held by such trust. In addition, when borrowers are delinquent in making monthly payments on loans included in a trust, the servicer is required to advance interest payments with respect to such delinquent loans to the extent that the servicer deems such advances ultimately recoverable. If deemed not recoverable, the loans will be charged off against the overcollaterization account and to the extent there is a deficit in the overcollaterization account, a claim could be made against the insurance company which then may have a right to be reimbursed out of future cash flows otherwise payable to the Company by the trust. As a result, the Company continues to be subject to the risks of delinquency and loss following securitization to the extent that anticipated excess interest spread distributions to the Company may be required to be applied to fund the overcollateralization account, reimburse the insurer or servicer or make distributions to the senior certificate holders. If the losses required to be absorbed by the Company exceed the Company's estimates of such losses, the Company could be required to write down the value of its residual interest in securitization which could have a material adverse effect on the Company's financial condition and results of operations. In addition, a significant increase in non-performing loans could trigger an acceleration of repayment obligations of principal outstanding under the senior interests issued by the affected trusts, which would materially adversely affect the Company's receipt of cash flows from its residual interest in the securitization. See "Business--Loan Securitizations and Sales."

  The trustee and the monoline insurance company with respect to such securitization will have recourse to the Company with respect to the breach of representations or warranties made be the Company at the time such loans are transferred. In connection with any such breach with respect to any loan, the Company will be required either to (i) purchase such loans form the trust or
(ii) substitute such loan with a substantially similar one. While the Company generally has recourse to the sellers of mortgage loans for any such breaches, there can be no assurance of the sellers' abilities to honor their respective obligations. Also the Company has in the past engaged and intends in the future to engage in bulk whole loan sales pursuant to agreements that generally provide for recourse by the purchaser against the Company in the event of a breach of a representation or warranty made by the Company, any fraud or misrepresentation during the loan origination process or upon early default on such loans.

POSSIBLE ADVERSE EFFECT OF PREPAYMENTS, DELINQUENCIES AND DEFAULTS

  The Company derives a substantial portion of its income by recognizing gains upon sales of senior interests in loans through securitizations and records its retained interest in its securitized loans (referred to as "residual interest in securitization") in an initial amount equal to the present value of the amounts it expects to receive over the life of the securitized loans. At December 31, 1996 and March 31, 1997, the Company's balance sheet reflected the present value of the residual interest in securitization as approximately $36.9 million and $70.3 million, respectively. The calculation of gain on sale and the valuation of the residual interest in securitization are based on certain management estimates relating to the appropriate discount rate, anticipated average lives and default loss expectations of the loans securitized. The Company has utilized an effective discount rate, net of estimated default losses, of between 13% and 16%. To estimate the anticipated average lives of the loans sold in securitization transactions, management estimates prepayment, default and interest rates on a pool-by-pool basis. The Company believes its estimates and assumptions are consistent with those that would be utilized by an unaffiliated third party purchaser and records the residual interest in securitization as trading securities at fair value in accordance with Statement of Financial Accounting Standards ("SFAS No.") 115, "Accounting for Certain Debt and Equity Securities." See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Cash realization of the residual interest in securitization is subject to the prepayment and default loss characteristics of the underlying loans and to the timing and ultimate realization of the stream of cash flows associated with such loans. In the event that pools of loans underlying any securitizations by the Company experience a greater number of prepayments or default losses than were anticipated and used by the Company in the valuation of the residual interest in securitization, future cash flows and earnings would be negatively impacted. This risk is magnified due to the lack of performance history available on the loans included in the Company's securitizations. Thus, the Company's estimates and assumptions have been tested only over a short period of time and there can be no assurances that such estimates and assumptions will prove accurate, or even reasonable, in the long term or that the Company will not be required to write down its residual interest in securitization in the future. Any such writedown would be a charge against earnings and could have a material adverse effect on the Company's financial condition and results of operations.

ILLIQUIDITY OF RESIDUAL INTEREST IN SECURITIZATIONS

  To the Company's knowledge, there is no active market for the sale of the type of residual interest in securitization created by the Company's securitizations. As a result, no assurance can be given that the residual interest in securitization could be sold at its reported value, if at all. In addition, the gains on sales of the senior interests are recognized in the period during which loans are sold, while cash payments are received by the Company over the lives of the securitized loans. This difference in the timing of cash flows could cause a cash shortfall, which may have a material adverse effect on the Company's financial condition and liquidity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

NEGATIVE OPERATING CASH FLOW; DEPENDENCE ON FINANCING SOURCES

  The Company's operating cash requirements currently exceed its cash flow. While the Company is currently evaluating a number of different strategies to reduce its cash needs, including modifying the structure of its securitization transactions and increasing the volume of loans sold on a whole loan basis, the Company anticipates that it may continue operating on a negative cash flow basis as long as it continues to sell the majority of its loans through securitization transactions. If the Company is unable or unwilling to implement these or other strategies to satisfy its cash needs, the Company will be dependent on its ability to access its warehouse and other credit facilities, and to successfully complete debt and additional equity offerings, to finance its cash requirements. The Company's primary cash requirements include the funding of (i) loan originations and purchases, (ii) investment in residual interest in securitizations, (iii) fees and expenses incurred in connection with its securitization transactions, (iv) premiums paid to correspondent lenders and wholesale brokers in connection with loan purchases and loan acquisitions, (v) interest expense incurred on borrowings under its warehouse facilities, (vi) income taxes, (vii) capital expenditures, and
(viii) other operating and administrative expenses. The Company generates cash flow from loans sold through securitizations, whole loan sales, interest income on loans held for sale, and loan fee income from originations. The Company has also funded its cash requirements from borrowings under the Company's existing credit facilities. The manner in which the Company disposes of its loans will be based on many factors, including the demand for securities collateralized by the Company's core loans, the prices at which the Company can sell its loans on whole loan basis and the Company's ability to access capital to finance securitization transactions at favorable rates. To the extent the Company elects to continue to increase the volume of its securitization transactions, the Company expects that its cash requirements will continue to grow.

  The Company's ability to implement its business strategy will depend upon its ability to continue to effect securitizations, to sell its loans on a whole loan basis on favorable terms, to establish alternative long-term financing arrangements, to maintain sufficient financing under warehousing facilities upon acceptable terms, and to access the public or private capital markets in connection with the issuance of its equity or debt securities. There can be no assurance that such financing will be available to the Company on favorable terms, if at all. If such financing were not available or the Company's capital requirements exceed anticipated levels, then the Company would be required to obtain additional financing. The Company cannot presently estimate the amount and timing of additional financing requirements because such requirements are dependent upon, among other things, the growth of the Company. If the Company were unable to raise such additional capital, its results of operations and financial condition would be adversely affected. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Liquidity and Capital Resources."

  The Company is significantly dependent upon its access to credit facilities in order to fund new originations and acquisitions of loans. A primary source of funds for the Company consists of a whole loan repurchase facility with CSFB Mortgage (the "First Boston Facility"), which was established in October of 1996. Currently the First Boston Facility may be used to fund up to $200 million of loans (the "FB Warehouse Line") and to fund up to $30 million for working capital and other cash requirements (primarily the funding of the Company's overcollateralization requirements in conjunction with securitizations and funding of premiums in conjunction with its correspondent loan program) (the "FB Residual Line"). The FB Residual Line is secured by the Company's interest in its residual interest in securitization. Currently the Company has several other warehouse lines of credit, with a total combined commitment amount of $190 million, all of which expire within the next 12 months. In total, the Company's current credit facilities provide the Company with up to an aggregate of $390 million in financing for loan origination and acquisition activities and up to approximately $30 million for other working capital needs. The Company expects to be able to maintain existing credit facilities and/or obtain replacement or additional financing as current arrangements expire or become fully utilized; however, there can be no assurance that such financing will be obtainable on favorable terms, or at all. At December 31, 1996 and March 31, 1997, the Company had cash and cash equivalents of approximately $4.6 million and $3.8 million, respectively, and the net proceeds of this offering, along with the Company's current credit facilities, are expected to be sufficient to fund the Company's liquidity requirements for approximately 12 months. To the extent that the Company is unable to retain its existing credit facilities or arrange new credit facilities or successfully obtain additional debt or equity financing, the Company will most likely have to curtail loan origination and acquisition activities, which would have a material adverse effect on the Company's financial position and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

DEPENDENCE ON SECURITIZATION TRANSACTIONS AND WHOLE LOAN SALES

  In the second quarter of 1996, the Company implemented a securitization program that involves the periodic pooling and sale of its core loans. The securitization proceeds have been used to repay outstanding advances under its existing warehouse financing credit facilities. Although the Company will not complete a securitization in the second quarter of 1997, management currently intends to continue to securitize a substantial portion of its core loans; however, there can be no assurance that the Company will be able to securitize its loan production efficiently, or at all. The Company believes that the securitization market for assets such as its core loans is relatively undeveloped and may be more susceptible to market fluctuations or other adverse changes than more developed capital markets. Securitization transactions may be affected by a number of factors, some of which are beyond the Company's control, including, among other things, conditions in the securities markets in general, conditions in the asset-backed securitization market, performance of securitization pools backed by mortgage loans as well as other forms of consumer debt and the conformity of loan pools to rating agency requirements and, to the extent that monoline insurance is used, the requirements of such insurers.

  The Company's securitization transactions have utilized credit enhancements in the form of financial guaranty insurance policies in order to achieve AAA/Aaa ratings. There can be no assurance that the Company will be able to obtain credit enhancement on acceptable terms for its future securitizations or that any future securitizations will be similarly rated. Failure to obtain acceptable rating agency ratings or insurance company credit enhancements could decrease the efficiency or affect the pricing or timing of future securitization transactions, thus resulting in the Company's need to conduct whole loan sales or in losses being reported by the Company. A withdrawal of credit enhancement could result in higher interest costs for future Company securitizations. Such events could have a material adverse effect on the Company's results of operations and financial condition.

  In addition to its securitization transactions, the Company has in the past and expects, depending upon existing cash needs and other factors, to sell loans on a whole loan basis from time to time in the future. The Company believes that a substantial portion of the existing investors for the Company's core loans are acquiring such loans for the purpose of including the loans in securitization transactions. In addition, the Company believes that current demand for the core loans allows it to sell core loans at a substantial premium. Any adverse change in the securitization market for the Company's core loans may result in a substantial reduction in the number of investors in or the price or demand for the Company's core loans, thereby impairing the Company's ability to sell core loans on a favorable or timely basis. See "Business--Securitization."

UNDERWRITING STANDARDS

  The Company considers the underwriting policy under which its core loans are underwritten to be analogous to unsecured credit lending, rather than collateral-based lending practices used in traditional mortgage lending. Because the Company's underwriting decisions are based primarily on the borrower's credit history and capacity to repay rather than on the potential value of the underlying collateral, it is extremely important that the Company appropriately evaluate the credit risk associated with each loan applicant. In order to evaluate the creditworthiness of the loan applicants, the Company has developed an underwriting system which is based, in part, on the borrower's "FICO" credit score, as well as certain other qualitative and quantitative factors. The FICO credit scoring method was developed by Fair Isaac and is an evaluation of information contained in the borrower's credit bureau report, including all reported payment and usage patterns of past and present credit accounts as well as public records and inquires. Although the Company believes that it is reasonable to use the FICO credit score to assist in the evaluation of the creditworthiness of potential borrowers, FICO credit scores only analyze the information contained in the borrower's credit bureau report which could be incomplete or erroneous. Also, Fair Isaac only considers a FICO score to be predictive of credit performance for a period of approximately two years, which is significantly shorter than the estimated average duration of the Company's loans of approximately 4.75 years and the typical contractual maturity of the Company's loans of approximately 15 years. There can be no assurance that the FICO credit score will accurately predict the actual future creditworthiness of the borrower beyond a two year period or even within such two year period. Additionally, because the Company's core loans are a relatively new product in the consumer finance industry, data on the relationship between FICO credit scores and the Company's core loans, including loss estimates and performance data is not available.

  In making credit decisions, the Company also relies on the debt-to-income ratio of its borrowers, which is calculated on the basis that a borrower will use the loan proceeds to repay or consolidate his or her current outstanding indebtedness. However, after the borrower's loan has been funded and the outstanding indebtedness has been consolidated, the Company is subject to the risk that the borrower could incur substantial additional indebtedness or suffer a decrease in income, thus increasing his or her debt-to-income ratio and potential for default.

  Additionally, many of the other factors utilized by the Company when underwriting its loans are weighted in importance based on the Company's past experience. Because of the Company's relatively short operating history, such factors, or the weights given to such factors, are unproven. If the Company's underwriting system proves to be unreliable in evaluating the current and future creditworthiness of borrowers, the Company may be subject to higher than expected losses on its securitization transactions. These risks may become more acute in periods of economic downturn or recession. See "Business--Underwriting."

ABILITY TO IMPLEMENT BUSINESS STRATEGY

  The Company's ability to continue its growth depends on its ability to increase the volume of loans it originates and acquires while successfully managing its growth. In addition to being dependent on access to adequate financing, this volume increase is dependent on the Company's ability to (i) identify and offer attractive products to prospective borrowers, (ii) attract and retain qualified underwriting, origination and other personnel, (iii) market its products successfully, (iv) establish and maintain relationships with independent correspondent lenders and wholesale brokers in states where the Company is currently active and in additional states, and (v) procure, maintain and manage increasingly larger credit facilities and other indebtedness. In addition, because the Company's core loan product is relatively new, it is not possible to predict with certainty whether sufficient demand and acceptance from consumers will exist to permit the Company to increase its core loan production levels as contemplated.

  In order to support the growth of its business, the Company will be required to continue to implement and improve its operational, financial and management information systems and controls, and maintain appropriate procedures, policies and systems to ensure that the Company's loans have an acceptable level of credit risk, while managing the costs associated with expanding its infrastructure. The Company will also have to hire, train, motivate and manage new employees, including management personnel, and integrate them into its overall operations and culture. There can be no assurance that the Company will be able to perform such actions successfully.

  In addition, the growth experienced by the Company, and the corresponding increased need for timely information, has placed significant demands on the Company's existing accounting and management information systems. As a result, the Company is upgrading these systems with the first priority being to automate its correspondent lender operations and to further refine and automate its underwriting system. The Company intends to continuously invest in improving its financial systems and controls to facilitate expansion. The Company's failure to manage growth effectively would have a material adverse effect on the Company's results of operations and its ability to execute its business strategy. In addition, the increase in personnel and systems will require higher levels of administrative expense and capital investment. To the extent that such expenditures do not result in corresponding revenue increases, the Company's operating results will be adversely affected.

SENSITIVITY TO ECONOMIC CONDITIONS

  General. The risks associated with the Company's business will likely increase in any economic slowdown or recession. Periods of economic slowdown or recession may be accompanied by employee layoffs, wage reductions and declining real estate values, thereby further increasing the credit risk inherent in the Company's core loan products. Further, delinquencies, foreclosures and the frequency and severity of losses generally increase during economic slowdowns or recessions. Because the Company's underwriting decisions are based primarily on the borrower's ability and willingness to repay and place limited importance on the potential value of the underlying collateral, any sustained period of such increased delinquencies or foreclosures will likely result in increased losses with respect to the Company's loans. Any such increase in losses, or in losses in the consumer finance industry in general, could increase the cost of securitizing and selling loans in the secondary market or could adversely affect the Company's ability to securitize or sell loans in the secondary market. Any sustained period of such increased losses could cause a write down in the value of the Company's residual interest in securitization and could have a material adverse effect on the Company's results of operations and financial condition. In addition, the Company bears certain fixed costs associated with its retail branch offices, including lease payments, costs of equipment and personnel expenses. In times of economic slowdown or recession, the volume of loans originated from its retail branch offices may decrease without any corresponding decrease in the Company's fixed operating costs.

  Interest Rates. The Company's earnings may be directly affected by the level of and fluctuations in interest rates which affect the Company's ability to earn a spread between interest received on its loans and the costs of its liabilities. While the Company monitors the interest rate environment and, to the extent management believes necessary under the circumstances, employs a strategy designed to hedge some of the risks associated with changes in interest rates, no assurance can be given that the strategy will prevent an adverse change in the earnings of the Company during any period of fluctuation in interest rates. A significant increase in interest rates could curtail demand for the Company's loans, or increase market pressure on the Company to reduce origination fees or servicing spreads to offset the cost of higher interest rates. The ultimate sale of the Company's loans will fix the spread between the interest rates paid by borrowers and the interest rates paid to investors in securitization transactions with respect to such loans, and in times of rapidly increasing interest rates such spread may be narrower than the spread that existed at the time the loans were originated or acquired by the Company. In addition, since the interest rates on the Company's indebtedness used to fund and acquire loans are variable and the rates charged on loans the Company originates and acquires are fixed, increases in interest rates after loans are originated and prior to their sale could have a material adverse effect on the net interest income earned by the Company. Alternatively, a significant decline in interest rates could result in refinancing activity by the

Company's borrowers, resulting in an increase in the level of loan prepayments, thereby reducing the period of time during which the Company receives income with respect to such prepaid loans and causing a write down in the residual interest in securitization. Although an increase in interest rates may reduce prepayment activity, such reduction may not offset the costs of financing the Company's residual interest in securitization. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON SUBCONTRACTED SERVICING

  The Company currently contracts with Advanta Mortgage Corp. USA ("Advanta") for the servicing of all core loans it originates or acquires. This arrangement allows the Company to increase the volume of loans it originates and acquires without incurring the overhead investment associated with servicing operations. The Company is subject to risks associated with the provision of inadequate or untimely services by Advanta, in which event the Company would have the right to terminate its servicing agreement with the subservicer. The servicing agreement may also be terminated by either party without cause upon 90 days notice. If the servicing agreement is terminated, the Company would have to either locate an alternative subservicer or establish internal servicing capabilities. In either case the servicing of the Company's loans would be disrupted and delinquency levels would likely increase. Additionally, no assurance can be given that the Company would be able to enter into an alternative servicing arrangement on satisfactory terms or, since the Company's product is relatively new, that there are other subservicers capable of servicing the Company's product. Although the Company periodically reviews the costs associated with establishing servicing operations to service the loans it originates and acquires, it has no plans to establish and perform servicing operations at this time. See "Business--Loan Servicing and Delinquencies."

  Recently, Advanta Corp., the parent of Advanta, issued a press release announcing that it had retained an outside advisor to explore various business strategies. The Company is unable to predict what effects, if any, these developments will have on its relationship with Advanta, but it is possible that certain of these business strategies may adversely impact the Company's ongoing relationship with Advanta. To the extent there is a significant change in Advanta's personnel or operating strategies, the Company may be forced to re-evaluate its ongoing relationship with Advanta or seek other sources to service its loans. If a new servicer were selected, the change in servicing might result in greater delinquencies and losses on the loans serviced by Advanta, which would adversely impact the value of the Company's residual interest in securitization and have a corresponding material adverse impact on the Company's results of operations and financial condition.

DEPENDENCE ON CORRESPONDENT LENDERS AND WHOLESALE BROKERS

  The Company currently depends on correspondent lenders and wholesale brokers for a substantial majority of its loan production. In 1996, approximately 14.5% of the Company's core loans were originated through correspondent lenders and 72.8% through wholesale brokers (excluding a one-time bulk purchase of $136.0 million of core loans), both of which are expected to remain a significant part of the Company's overall loan production program for the foreseeable future. As an acquiror of such loans, the Company is exposed to competition from other acquirors of such loans, market conditions and other factors. The Company's competitors also have relationships with the Company's correspondent lenders and wholesale brokers and actively compete with the Company in its efforts to expand its correspondent and broker networks. Accordingly, the Company's success depends in large part on its continued ability to offer its brokers and correspondents a comparably attractive product and competitive compensation. To the extent that other acquirors enter, or increase their activities in, the markets in which the Company competes, competitive pressures may increase the Company's cost of acquiring such loans or decrease the volume of loans produced through those channels, or both. See "Business--Competition."

  In addition, although the Company acquires and originates loans from a variety of correspondent lenders and wholesale brokers, a significant portion of the volume of the loans originated by the Company through wholesale brokers has been concentrated among a relatively small number of wholesale brokers. For the fiscal year ended December 31, 1996, and the three months ended March 31, 1997, the Company's top five wholesale brokers accounted for 60.7% and 53.8%, respectively, of the total volume of loans originated by the Company through its wholesale production channel, and the top wholesale broker accounted for 35.4% and 43.3% of all wholesale production during these same periods. None of the Company's correspondents or wholesale brokers are obligated to continue to do business with the Company. Any significant reduction in the amount of loans available from these sources could have a material adverse impact on total loan production by the Company, with a consequent material adverse impact on the Company's results of operations.

GEOGRAPHIC CONCENTRATION RISK

  Approximately 65.4% of the core loans originated or acquired by the Company during 1996 and 37.0% in the three months ended March 31, 1997 were secured by residential properties located in California. Although the Company continues to diversify its origination network in other regions of the country, the Company's loan production is likely to remain concentrated in California for the foreseeable future. Consequently, the Company's financial position and results of operations have been and are expected to continue to be influenced by general trends in the California economy and its residential real estate market. The California economy has in the past and may in the future experience slowdowns or recessions. In addition, California historically has been vulnerable to certain risks of natural disasters, such as earthquakes and erosion-caused mudslides, which are not typically covered by the standard hazard insurance policies maintained by borrowers. Declines in the California economy and uninsured disasters may adversely impact borrowers' ability to repay loans made by the Company and the Company's ability to originate new loans, which could have a material adverse effect on the Company's results of operations and financial condition.

VARIABLE QUARTERLY RESULTS

  The Company intends to complete a securitization transaction each quarter. However, market and other considerations, including the conformity of loan pools to monoline insurance company and rating agency requirements, could affect the timing of such transactions. Any delay in the completion of a securitization transaction beyond a quarter-end would postpone the recognition of gain on sale related to such loans until their sale and would likely result in losses for such quarter being reported by the Company.

COMPETITION

  The consumer finance market is intensely competitive. The Company competes with a number of finance companies that provide financing to individuals who may not qualify for traditional financing. To a lesser extent, the Company competes with commercial banks, savings and loan associations, credit unions, insurance companies and captive finance arms of major manufacturing companies that may apply more traditional lending criteria. Many of these competitors or potential competitors are substantially larger and have significantly greater name recognition, capital and other resources and lower borrowing costs than the Company. To date, the Company believes that competition to originate loans similar to the Company's core loans has been less intense than competition in the more traditional consumer finance markets. However, the current level of gains realized by the Company and its competitors on the sale of their loans is attracting additional competitors into this market with the possible effect of lowering the rates of interest and fees the Company can charge and thereby lowering gains that may be realized on the Company's future loan sales. Certain large national finance companies, commercial banks and conforming mortgage originators have announced their intention to adapt their origination programs and allocate resources to the origination of loans similar to the Company's core loans. In the future, the Company may also face competition from government-sponsored entities, such as Fannie Mae and Freddie Mac. The entrance of these competitors into the Company's market could have a material adverse effect on the Company's results of operations and financial condition.

GOVERNMENT REGULATION; LITIGATION

  Members of Congress and government officials have from time to time suggested the elimination of the mortgage interest deduction for federal income tax purposes, either entirely or in part, based on borrower income, type of loan or principal amount. Because some the Company's loans may be perceived by consumers as having certain tax advantages which are not available from other forms of consumer debt, the competitive advantages of tax deductible interest, when compared with alternative sources of financing, could be eliminated or seriously impaired by such government action. Accordingly, the reduction or elimination of these tax benefits could have a material adverse effect on the demand for loans of the kind offered by the Company.

  The operations of the Company are subject to regulation by federal, state and local government authorities, as well as to various laws and judicial and administrative decisions, that impose requirements and restrictions affecting, among other things, the Company's marketing activities, loan originations, credit activities, maximum interest rates, finance and other charges, disclosures to customers, the terms of secured transactions, servicing, collection, repossession and claims-handling procedures, multiple qualification and licensing requirements for doing business in various jurisdictions, and other trade practices. Although the Company believes that it is in compliance in all material respects with applicable local, state and federal laws, rules and regulations, there can be no assurance that more restrictive laws, rules or regulations will not be adopted in the future that could make compliance more difficult or expensive, restrict the Company's ability to originate, acquire or sell loans, further limit or restrict the amount of interest and other charges earned on loans originated or acquired by the Company, further limit or restrict the terms of loan agreements, or otherwise adversely affect the business or prospects of the Company.

  Class-action lawsuits have been filed against a number of mortgage lenders alleging that such lenders have violated the Federal Real Estate Settlement Procedures Act ("RESPA") or comparable state disclosure laws by making certain payments to independent mortgage brokers. These lawsuits have generally been filed on behalf of a purported nationwide class of borrowers and allege that payments made by a lender to a broker in addition to payments made by the borrower to a broker are prohibited by RESPA or comparable state disclosure laws, and are therefore illegal. If these cases are resolved against the lenders, it may cause an industry-wide change in the way independent mortgage brokers are compensated. The Company's broker compensation programs permit such payments. Future regulatory interpretations or judicial decisions may require the Company to change its broker compensation programs or subject it to material monetary judgments or other penalties. Any such changes or penalties may have a material adverse effect on the Company's results of operations, financial condition and business prospects. See "Business-- Regulation."

  Industry participants are frequently named as defendants in litigation (including class action lawsuits) by both private litigants and government agencies involving alleged violations of federal and state consumer lending laws and regulations, breaches of fiduciary obligations, misrepresentations and errors and omissions of employees and officers of the Company, as a result of the consumer-oriented nature of the industry in which the Company operates and uncertainties with respect to the application of various laws and regulations in certain circumstances. The Company believes that liability with respect to any currently asserted claims or legal actions is not likely to be material to the Company; however, any claims asserted in the future may result in legal expenses or liabilities which could have a material adverse effect on the Company. See "Business--Regulation" and "--Legal Proceedings."

DEPENDENCE ON KEY PERSONNEL

  The Company's success has and will continue to depend to a significant extent upon certain key management personnel, many of whom would be difficult to replace, particularly Messrs. Rodriguez, Villaume and Wolfe. In addition, the First Boston Facility is cancelable should Mr. Rodriguez cease to be employed by the Company. Although the Company has entered into employment agreements with these key personnel, there can be no assurance that such employees will continue to be available to the Company. See "Business-- Employees" and "Management."

CONTROL BY EXISTING STOCKHOLDERS

  Upon consummation of this offering, the Company's officers and directors (and their affiliates), will beneficially own approximately 70% of the Company's outstanding shares. As a result, these stockholders will be able to control the Company and its operations, including the election of all of the directors and thus, the policies of the Company and to approve significant corporate transactions involving the Company such as mergers and other business combinations. The voting power of these stockholders could also serve to discourage potential acquirors from seeking to acquire control of the Company through the purchase of the Common Stock. See "Management," "Principal and Selling Stockholders" and "Description of Capital Stock."

IMMEDIATE AND SUBSTANTIAL DILUTION

  The purchasers of Common Stock will sustain immediate dilution of $14.70 per share based on the net tangible book value of the Company at March 31, 1997 of $1.64 per share and an assumed initial public offering price of the shares of Common Stock offered hereby of $21.50 per share. If all outstanding warrants and options to purchase Common Stock were exercised, the dilution to purchasers of Common Stock in this offering would increase to $15.34 per share. See "Dilution."

ABSENCE OF PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

  Prior to this offering, there has been no public market for the Common Stock. The public offering price of the shares of Common Stock has been determined by negotiations between the Company and the Underwriters and may not necessarily be reflective of the prices at which the Common Stock will trade after completion of the offering. The trading price of the Common Stock could be subject to wide fluctuations in response to quarter to quarter variations in operating results, news announcements relating to the Company's business, changes in financial estimates by securities analysts, the operating and stock price performance of other companies that investors may deem comparable to the Company as well as other developments affecting the Company or its competitors. In addition, the market for equity securities in general is often volatile and the trading price of the Common Stock could be subject to wide fluctuations in response to general market trends, changes in general conditions in the economy, the financial markets or the financial services industry and other factors which may be unrelated to the Company's performance. There can be no assurance that the shares offered hereby will trade at market prices in excess of the initial public offering price. Although the Company has applied for approval for listing of the Common Stock on the Nasdaq National Market, there can be no assurance that an active trading market for the Common Stock will develop as a result of this offering or, if a trading market does develop, that it will continue. In the absence of such a market, investors may be unable readily to liquidate their investment in the Common Stock. See "Underwriting."

SHARES ELIGIBLE FOR FUTURE SALE

  Future sales of Common Stock by existing stockholders or the availability of such shares for sale could adversely affect the prevailing market price of the Company's Common Stock and the Company's ability to raise capital in the equity markets. Upon completion of this offering, the Company will have 16,994,000 shares of Common Stock outstanding. Of these shares, the 5,000,000 shares of Common Stock offered hereby (5,750,000 if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), unless purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act ("Rule 144"). The remaining 11,994,000 shares of Common Stock outstanding are "restricted shares," as that term is defined by Rule 144, or otherwise subject to volume limitations of Rule 144 because they are held by affiliates of the Company and all of these shares are also subject to lock-up agreements. The Company, and its executive officers, directors and certain stockholders have agreed that they will not, directly or indirectly, sell, assign or otherwise transfer any shares of Common Stock owned by them for a period of 180 days after the effective date of this Prospectus, without the prior written consent of Keefe, Bruyette & Woods, Inc. (subject to certain exceptions in the case of the Company). Upon expiration of the lock-up agreements, 11,994,000 shares of Common Stock will become eligible for sale, subject to compliance with the volume limitations and manner of sale requirements of Rule 144. See "Shares Eligible for Future Sale" and "Underwriting."

  In addition to the shares that will be outstanding after this offering, 1,995,054 shares of Common Stock will be issuable upon exercise of outstanding warrants at a weighted average exercise price of $2.21 per share and 1,417,256 shares of Common Stock will be issuable upon exercise of outstanding options at a weighted average exercise price of $1.95 per share. The warrants are currently exercisable with respect to 1,963,438 shares of Common Stock and the options are currently exercisable with respect to 733,356 shares of Common Stock.

  After this offering, the holders of approximately 1,947,630 shares of Common Stock issuable upon exercise of warrants will have the right, subject to the lock-up agreements referred to above, to require the Company to register their shares of Common Stock under the Securities Act, which would permit such holders to resell shares without complying with Rule 144. Registration and sale of such shares could have an adverse effect on the trading price of the Common Stock. See "Description of Capital Stock--Registration Rights."

  The Company intends to file a registration statement under the Securities Act following the completion of this offering to register the shares of Common Stock reserved for issuance pursuant to the 1996 Plan. This registration statement will become effective immediately upon filing. As of June 15, 1997, options to purchase 1,417,256 Common Stock had been granted under the 1996 Plan, none of which had been exercised. See "Management--Stock Option Plan." The availability for sale, as well as actual sales, of currently outstanding shares of Common Stock, and shares of Common Stock issuable upon the exercise of options and warrants, may adversely affect the prevailing market price for the Common Stock and could adversely affect the terms upon which the Company would be able to obtain additional equity financing.

EFFECT OF CERTAIN CHARTER PROVISIONS AND NEVADA LAW

  Certain provisions of the Company's Articles of Incorporation (the "Articles of Incorporation") and Bylaws (the "Bylaws") and the Nevada General Corporation Law could delay or frustrate the removal of incumbent directors and could make more difficult for another company to consummate a merger, tender offer or proxy contest involving the Company, even if such events were viewed as beneficial by the Company's stockholders. The Company is subject to provisions of the Nevada General Corporation Law that prohibit a publicly held Nevada corporation from engaging in a broad range of business combinations with a person who, together with affiliates and associates, owns 10% or more of the corporation's outstanding voting shares (an "interested stockholder") for three years after the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

                                USE OF PROCEEDS

  The net proceeds to the Company from this offering, at an assumed offering price of $21.50 per share and after deducting the estimated underwriting discounts and offering expenses, are estimated to be approximately $95.4 million.

  The net proceeds will be applied as follows: (i) approximately $27.4 million of these net proceeds to repay all of the indebtedness expected to be outstanding under the FB Residual Line at the closing of this offering and
(ii) approximately $52 million to fund the costs of its securitizations (primarily the costs of overcollateralization) that are completed after the date of this offering.

  The Company expects to use the balance of the net proceeds to acquire loans from correspondent lenders and wholesale brokers, to open new retail branches and for general corporate purposes, including, upgrading its management information systems and marketing expenses. The Company has not determined the specific amounts it plans to expend on each of the uses set forth above or the timing of such expenditures. Pending such uses, the Company intends to invest the net proceeds from this offering in short-term, investment grade, interest bearing securities.

  The FB Residual Line bears interest payable based on the 30-day LIBOR rate. Advances under the FB Residual Line have been primarily used to finance the Company's residual interest in securitizations. The FB Residual Line expires on December 31, 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                DIVIDEND POLICY

  The Company has never paid dividends and has no current intention to pay dividends on its Common Stock following this offering. The Company intends to follow a policy of retaining earnings to finance the growth of its business. Additionally, several of the Company's current credit facilities limit or prohibit the payment of dividends unless certain conditions are satisfied. Any future determination to pay dividends will be at the discretion of the Board of Directors of the Company (the "Board") and will be dependent on the Company's results of operations, financial condition, contractual and legal restrictions and other factors deemed relevant by the Board at that time.

                                   DILUTION

  The net tangible book value of the Company's Common Stock as of March 31, 1997, was $19.7 million or $1.64 per share. Net tangible book value per share is equal to the total tangible assets of the Company, less total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the sale of the 4,775,000 shares offered by the Company hereby (at an assumed initial offering price of $21.50 per share) and assuming net proceeds to the Company of $95.4 million (after deducting underwriting discounts and commissions and estimated offering expenses) and the exercise of warrants to purchase an aggregate 225,000 shares of Common Stock by Merrill Lynch Mortgage Capital, Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (collectively referred to as "Merrill Lynch") at an exercise price of $2.18 per share, the net tangible book value for the Company's Common Stock as of March 31, 1997, would have been $115.6 million, or $6.80 per share. This represents an immediate increase in net tangible book value of $5.16 per share to existing shareholders and an immediate dilution of $14.70 per share to new investors purchasing shares in this offering. The following table illustrates this per share dilution:

   Assumed initial offering price.................................       $21.50
     Net tangible book value per share as of March 31, 1997....... $1.64
     Increase attributable to new investors.......................  5.16
                                                                   -----
   Net tangible book value per share after the offering...........         6.80
                                                                         ------
   Dilution to new investors......................................       $14.70
                                                                         ======

  The following table summarizes, with respect to existing holders of Common Stock and new investors, a comparison of the number of shares of Common Stock acquired from the Company, the percentage ownership of such shares, the total consideration, the percentage of total consideration and the average price per share.

                              SHARES OF COMMON
                               STOCK ACQUIRED   TOTAL CONSIDERATION
                             ------------------ -------------------- AVERAGE PRICE
                               NUMBER   PERCENT    AMOUNT    PERCENT   PER SHARE
                             ---------- ------- ------------ ------- -------------
   Officers and directors..  11,994,000   70.6% $  2,073,400   1.9%     $ 0.17
   New investors(1)........   5,000,000   29.4   107,500,000  98.1       21.50
                             ----------  -----  ------------  ----      ------
                             16,994,000  100.0% $109,573,400   100%     $ 6.45
                             ==========  =====  ============  ====      ======

--------
(1) If the Underwriters' over-allotment option is exercised in full, the number of shares held by new investors after this offering will increase to 5,750,000, or 32.4% of the total shares of Common Stock to be outstanding after this offering and the percentage of outstanding shares held by officers and directors will decrease to 67.6%.

  The foregoing tables and calculations assume no exercise of outstanding options and warrants, other than the exercise by Merrill Lynch of warrants to purchase 225,000 shares of Common Stock at an exercise price of $2.18 per share. At the date of this Prospectus, 1,417,256 shares of Common Stock were issuable upon exercise of outstanding options at a weighted average exercise price of $1.95 per share and 1,995,054 shares of Common Stock were issuable upon exercise of outstanding warrants at a weighted average exercise price of $2.21 per share. If all of the currently exercisable options and warrants are exercised, an additional 2,696,794 shares would be issued and the dilution to new investors would increase to $15.34 per share.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company at March 31, 1997 and as adjusted to give effect to the exercise of warrants to purchase 225,000 shares of Common Stock by Merrill Lynch at an exercise price per share of $2.18 per share and the sale of the 4,775,000 shares of Common Stock offered by the Company hereby (at an assumed offering price of $21.50 per share) and the application of the estimated net proceeds therefrom (after deducting underwriting discounts and commissions and estimated offering expenses). See "Use of Proceeds." This table should be read in conjunction with the Financial Statements and related Notes contained therein and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus.

                                                              MARCH 31, 1997
                                                           --------------------
                                                            ACTUAL  AS ADJUSTED
                                                           -------- -----------
                                                               (DOLLARS IN
                                                            THOUSANDS, EXCEPT
                                                             PER SHARE DATA)
Short term debt:
 Short-term notes payable................................. $109,080  $109,080
 Short-term residual financing............................   27,407       --
                                                           --------  --------
Total short term debt..................................... $136,487  $109,080
                                                           --------  --------
Stockholders' equity:
Preferred stock, par value $0.001 per share, 10,000,000
 shares authorized; none outstanding...................... $    --   $    --
Common stock, par value $0.001 per share, 50,000,000
 shares authorized; 11,994,000 outstanding (16,994,000 as
 adjusted)(1).............................................        1        16
Additional paid-in capital................................    2,072    97,937
Retained earnings.........................................   17,629    17,629
                                                           --------  --------
  Total stockholders' equity..............................   19,702   115,582
                                                           --------  --------
    Total capitalization.................................. $156,189  $224,662
                                                           ========  ========

--------
(1) Excludes an aggregate of 3,412,310 shares of Common Stock issuable upon exercise of outstanding options and warrants. See "Management--Stock Option Plan" and "Description of Capital Stock--Warrants."

                            SELECTED FINANCIAL DATA

  The selected financial data presented below under the captions "Statement of Earnings Data" and "Balance Sheet Data" for, and as of the end of, each of the years in the three-year period ended December 31, 1996, are derived from the financial statements of Preferred Credit Corporation, which financial statements have been audited by KPMG Peat Marwick LLP, independent auditors. The selected financial data presented below under the captions "Statement of Earnings Data" and "Balance Sheet Data" for, and as of the end of, each of the years in the two-year period ended December 31, 1993, are derived from the financial statements of Preferred Credit Corporation, which financial statements have been audited by other auditors. The selected financial data presented below under the captions "Statement of Earnings Data" and "Balance Sheet Data" for the three-month periods ended March 31, 1997 and 1996, and as of March 31, 1997, are derived from unaudited financial statements of Preferred Credit Corporation included elsewhere in this prospectus. The financial statements as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, and the report thereon, are included elsewhere in this prospectus. Such selected financial data should be read in conjunction with those financial statements and the Notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" also included elsewhere herein.

                                                                   THREE MONTHS
                                                                      ENDED
                                     YEAR ENDED DECEMBER 31,        MARCH 31,
                                 -------------------------------- --------------
                                 1992  1993  1994   1995   1996    1996   1997
                                 ----- ----- ----- ------ ------- ------ -------
                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF EARNINGS DATA:
Revenues:
 Gain on sale--net of
  origination costs(1).........  $ --  $ --  $ 447 $4,342 $19,054 $  980 $18,967
 Interest income...............      2     6    59  1,327   8,135  2,010   4,222
 Other income(2)...............    422   765   361    --      --     --      --
                                 ----- ----- ----- ------ ------- ------ -------
 Total revenues................    424   771   867  5,669  27,189  2,990  23,189
Expenses:
 Personnel.....................     76   167   201    864   3,576    553   1,050
 Interest......................    --    --     31  1,228   5,051  1,305   3,023
 Provision for loan losses.....    --    --    --     --      840    --      --
 General, administrative and
  other........................    138   229   552  1,319   4,934    589   2,413
                                 ----- ----- ----- ------ ------- ------ -------
 Total expenses................    214   396   784  3,411  14,401  2,447   6,486
                                 ----- ----- ----- ------ ------- ------ -------
Earnings before income taxes...    210   375    83  2,258  12,788    543  16,703
Provision for income taxes.....      6     9     2     35   5,707     19   7,015
                                 ----- ----- ----- ------ ------- ------ -------
Net earnings(3)................  $ 204 $ 366 $  81 $2,223 $ 7,081 $  524 $ 9,688
                                 ===== ===== ===== ====== ======= ====== =======
PRO FORMA(3):
Pro forma earnings before
 income taxes..................  $ 210 $ 375 $  83 $2,258 $12,788 $  543 $16,703
Pro forma income taxes.........     88   158    35    948   5,371    228   7,015
                                 ----- ----- ----- ------ ------- ------ -------
Pro forma net earnings.........  $ 118 $ 217 $  48 $1,310 $ 7,417 $  315 $ 9,688
                                 ===== ===== ===== ====== ======= ====== =======
Pro forma net earnings per
 share(4):
 Primary.......................    --    --    .01    .11     .49    .03     .64
                                 ===== ===== ===== ====== ======= ====== =======
 Fully diluted.................    --    --    .01    .11     .49    .03     .64
                                 ===== ===== ===== ====== ======= ====== =======
Weighted average number of
 shares outstanding:
 Primary.......................  6,000 6,000 6,000 11,994  15,179 11,994  15,179
                                 ===== ===== ===== ====== ======= ====== =======
 Fully diluted.................  6,000 6,000 6,000 11,994  15,188 11,994  15,188
                                 ===== ===== ===== ====== ======= ====== =======

                                   DECEMBER 31,                MARCH 31, 1997
                         --------------------------------- -----------------------
                         1992 1993  1994   1995     1996    ACTUAL  AS ADJUSTED(6)
                         ---- ---- ------ ------- -------- -------- --------------
BALANCE SHEET DATA:
 Mortgage loan held for
  sale, net............. $--  $--  $1,878 $30,020 $ 76,032 $ 93,496    $ 93,496
 Residual interest in
  securitization,
  net(5)................  --   --     --      --    36,879   70,281      70,281
 Total assets...........  250  516  2,477  32,115  121,730  172,199     240,672
 Short-term notes
  payable...............    6  --   1,838  28,549   88,136  109,080     109,080
 Short-term residual
  financing.............  --   --     --      --    14,258   27,407         --
 Total liabilities......   15   10  1,969  29,839  111,715  152,497     125,090
 Total stockholders'
  equity................  235  506    508   2,276   10,015   19,702     115,582

--------
(1) Gain on sale of loans includes net interest receivable from sales of asset backed securities and whole loan sales, offset by selling expenses related to securitization. See "Risk Factors--Possible Adverse Effect of Prepayments, Delinquencies and Defaults" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Accounting Considerations Used in Determining Gain on Sale."
(2) Prior to 1994, the Company operated as a mortgage broker and received broker commissions for its origination of mortgage loans.
(3) Prior to June 1996, the Company was operated as an S Corporation for federal tax purposes and consequently was not responsible for federal income taxes. Pro forma tax adjustments have been made to earnings and provision for income taxes for periods that the Company was operated as an S Corporation by applying an income tax rate of 42% to earnings before income taxes. In 1996, actual income tax of $5.7 million included amounts that would have been deferred had the Company not elected a change in tax status resulting in lower net earnings as compared to that under the pro forma calculation.
(4) Pro forma earnings (loss) per share has been computed by dividing pro forma net earnings by the pro forma weighted average number of shares outstanding. The pro forma weighted average number of shares includes all options and warrants issued below the estimated initial public offering price within one year prior to the filing of the Registration Statement for the initial public offering and is calculated using the treasury stock method.
(5) Residual interest in securitization includes $8.7 million in overcollateralization and $45.0 million in net interest receivable, offset by $16.8 million discounted estimate of default losses as of December 31, 1996, and $20.1 million in overcollaterization and $83.4 million in net interest receivable, offset by $33.2 million discounted estimate of default losses as of March 31, 1997.
(6) Adjusted to give effect to the exercise of warrants to purchase 225,000 shares of Common Stock by Merrill Lynch at an exercise price per share of $2.18 per share and the sale of 4,775,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $21.50 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the preceding Selected Financial Data, the Company's Financial Statements and the Notes thereto and the other financial data included elsewhere in this Prospectus.

GENERAL

  Preferred Credit Corporation is a specialized consumer finance company primarily engaged in the origination, purchase, sale and securitization of non-traditional consumer loans, substantially all of which are loans secured primarily by second liens on real property. The Company concentrates its efforts on lending to borrowers with above average to superior credit, and who have limited or no equity value in their primary residence. The Company sells its core loans primarily through its securitization program or, to a lesser extent, on a whole loan servicing released basis. For the year ended December 31, 1996 and the three months ended March 31, 1997, respectively, the Company originated and purchased $360.3 million and $250.8 million of core loans through its established production channels, securitized an aggregate of $256.7 million ($136.0 million of such loans were acquired in a one-time bulk transaction in December 1996) and $230.6 million of core loans and sold an aggregate of $176.4 million and $35,000 to third-party investors on a whole loan basis. Strategically, while the Company expects to continue to consider opportunities to sell whole loans on a selected basis and, to the extent the Company is able to obtain additional credit facilities, and possibly hold loans for sale over an extended period, the Company currently expects to continue to securitize a substantial majority of its core loans. The Company also originates first lien mortgage loans, or non-core loans, which are transferred or sold to third party lenders. Non-core loan originations were $100.6 million and $87.2 million for the years ended December 31, 1996 and 1995, respectively. The Company did not fund any non-core loans during the three months ended March 31, 1997. The Company expects that the volume of non-core loans it originates will continue to constitute an insignificant portion of its overall loan production in the future as the Company focuses its efforts and resources on originating and purchasing core loans.

ACCOUNTING CONSIDERATIONS

  As a fundamental part of its business and financing strategy, the Company began in June 1996 to sell its core loans in securitization transactions. In a securitization transaction, loans originated and purchased by the Company are sold to an independent entity, which may be a REMIC, grantor or owner trust. The trust holds the loans for third party investors and appoints an approved servicer (currently Advanta) to service the loans. At the closing of each securitization, the Company removes from its balance sheet the loans held for sale and adds to its balance sheet (i) cash received (net of securitization costs), and (ii) the estimated fair value of the portion of loans retained which consists primarily of the "residual interest in securitization" or "residual." The residual consists of the Company's rights in the overcollateralization account established in connection with the securitization and a net interest receivable ("NIR"). The excess of the assets retained by the Company over the carrying value of the loans sold (which includes the Company's cost to acquire such loans) equals the gain on sale recorded by the Company. The Company allocates its basis in the loans between the portion of the loans sold and the portion retained (residual) based on the relative fair values of those portions on the date of the sale. The Company may recognize unrealized gains or losses attributable to the change in the fair value of the residual, which are recorded at estimated fair value and accounted for as "held-for-trading" securities.

  Because the Company is not aware of an active market for the purchase or sale of residuals the Company estimates the fair value of the residuals by calculating the present value of the estimated expected future cash flow. In order to determine the present value of these estimated cash flows, the Company currently applies a market discount rate which it believes is consistent with the risks involved. The Company has utilized an effective discount rate of between 13% and 16%.

  The NIR represents the Company's right to receive excess cash flows generated by the securitized loans and is calculated as the amount by which the weighted average coupon on the loans sold exceeds the sum of (i) the coupon on the senior interests, (ii) a base servicing fee paid to servicer of the loans, (iii) expected default losses to be incurred on the portfolio of loans sold over the lives of the loans, (iv) insurance expenses, if applicable, and (v) other expenses. The significant assumptions used in determining the fair value of their estimated cash flows are closely related to the anticipated average lives of the loans sold and the anticipated default losses. The Company estimates prepayments by evaluating the characteristics of the Company's loans, historical prepayment performance of comparable loans and the impact of trends in the industry. The Company's prepayment estimates have resulted in estimated average lives of its mortgage loans of approximately five years.

  The Company estimates default losses using available historical loss data for comparable loans and the specific characteristics of the loans purchased or originated by the Company. The Company estimates that cumulative default losses as a percentage of the original principal balance will total approximately 9.6%. On the basis of the performance data currently available to the Company regarding these loans, management believes that the Company's default loss assumptions are reasonable.

  The Company's right to receive the net cash flows represented by the NIR begins after certain overcollateralization requirements have been met, which are specific to each securitization transaction and are used for purposes of credit enhancement. This credit enhancement requirement may be met through an initial cash deposit at the closing of the securitization transaction and may include subsequent increases in the account generated from excess cash flows. The overcollateralization requirement is fixed at a predetermined level by the monoline insurance company and security rating agency on the basis of the principal balance of the senior interests. These levels can be increased in the event delinquencies and or losses exceed certain specified targeted levels. To the extent that cash in excess of the predetermined levels is generated, such cash is distributed to the Company. The Company is not required to fund any deficiencies in the required overcollateralization account levels from its own cash flows.

  As of December 31, 1996, the Company's residual interest in securitization included $8.7 million in over-collateralization, $45.0 million in net interest receivable, offset by a discounted allowance for default losses of $16.8 million (or approximately 37.3% of the net interest receivable recognized). As of March 31, 1997, the Company's residual interest in securitization included $20.1 million in over-collateralization, $83.4 million in net interest receivable, offset by a discounted allowance for default losses of $33.2 million (or approximately 39.8% of the net interest receivable recognized).

  The Company records its loans held for sale at the lower of cost or market. The Company typically acquires wholesale and correspondent loans at a premium, which is not paid in connection with the origination of retail/consumer direct loans. Any premiums paid in connection with the Company's loan acquisition activity increases the Company's cost basis in such loans.

  There can be no assurance that the Company's estimates, or the information utilized by the Company to formulate its estimates, in calculating its gain on sale and residual interest in securitization will accurately reflect the actual performance of the Company's residuals over the life of each securitization.

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 1997 COMPARED TO THREE MONTHS ENDED MARCH 31,
1996

 Revenues

  Total revenues increased $20.2 million or 675.6% from $3.0 million for the three months ended March 31, 1996 to $23.2 million for the three months ended March 31, 1997. The increase in revenue was primarily the result of significant increases in the Company's overall loan origination volume (from approximately $113 million to approximately $251 million) and increases in net gain on sale of loans through securitization (the Company did not engage in securitization transactions during the three months ended March 31, 1996). The following table sets forth components of the Company's revenues for the three months ended March 31, 1996 and 1997 (in thousands):

                                                                 THREE MONTHS
                                                               ENDED MARCH 31,
                                                               ----------------
                                                                1996     1997
                                                               ------- --------
     Gain on sale, net of origination costs................... $   980 $ 18,967
     Interest Income..........................................   2,010    4,222

  Net Gain on sale increased $18.0 million or 1835.4% from approximately $1.0 million during the three months ended March 31, 1996 to approximately $19.0 million during the three months ended March 31, 1997. During the three months ended March 31, 1997, all of the Company's loans were sold in securitization transactions. The Company securitized and sold $230.6 million of core loans during the three months ended March 31, 1997 and sold $29.1 million of loans on a whole loan basis during the three months ended March 31, 1996. The following table sets forth certain data with respect to the securitizations completed by the Company during the three months ended March 31, 1997.

                                                             1997-
                                                1996-2AB(1)   1(2)     TOTAL
                                                ----------- --------  --------
                                                   (DOLLARS IN THOUSANDS)
Loans sold....................................    $69,877   $154,226  $224,226
Overcollateralization.........................      1,698      4,770     6,345
                                                  -------   --------  --------
  Total loans securitized.....................    $71,575   $158,996  $230,571
                                                  =======   ========  ========
NIR...........................................    $12,664   $ 28,276  $ 40,940
Unrealized holding gains--trading securities..        --         621       621
Cost on sale of securities....................       (769)    (6,031)   (6,800)
Discounted allowance for default losses.......     (4,586)   (11,070)  (15,656)
                                                  -------   --------  --------
Net gain on sale of loans.....................    $ 7,309   $ 11,796  $ 19,105
                                                  =======   ========  ========
Net gain on sale of loans as a % of total
 loans securitized and sold(3)(4).............       10.2%       7.4%      8.3%
Weighted average coupon (WAC) rate............      13.51%     13.91%    13.78%
Weighted average pass through rate on senior
 certificates.................................       6.84%      7.27%     7.14%
Weighted average maturity of certificates sold
 (years)......................................       4.37       4.54      4.49
Weighted average FICO score...................        679        672       674
Percentage of loans originated through:
  Retail/consumer direct......................       22.5%      18.0%     19.4%
  Wholesale brokers...........................       43.5%      35.8%     38.2%
  Correspondent lenders.......................       34.0%      46.2%     42.4%

--------
(1) Reflects pre-funded portion of securitization, the larger portion of which was completed during the three months ended December 31, 1996.

(2) $154.2 million of the $200.0 million securitization was funded during the three months ended March 31, 1997.

(3) Combined with the larger portion of the securitization completed during the three months ended December 31, 1996, the net gain after provision for loan losses as a percentage of total loans securitized and sold would be 6.7%.

(4) Cost on sale of securities includes in part fixed transaction costs associated with the initial issuance of securities in the securitization transaction. As a result, the Company typically records greater overall transaction costs at the time of the initial settlement than the costs associated with the subsequent delivery of loans in connection with the satisfaction of the Company's pre-funding obligations.

  The following table summarizes activity in residual interests in securitization at March 31, 1997 (in thousands):

                                                           DISCOUNTED
                                                           ALLOWANCE
                                                              FOR
                                                            DEFAULT    NIR,
                                                    NIR      LOSSES     NET
                                                  -------  ---------- -------
     Balance, December 31, 1996.................. $45,010   $(16,835) $28,175
     NIR recognized..............................  41,562    (15,656)  25,906
     Additions to discounted allowance for
      default losses.............................     --      (2,060)  (2,060)
     Amortization................................  (3,200)     1,350   (1,850)
                                                  -------   --------  -------
                                                  $83,372   $(33,201) $50,171
                                                  =======   ========  =======

  At March 31, 1997, the Company included in its trading portfolio the residual interests in securitization, and recorded $621,000 in unrealized holding gains which was included in NIR recognized.

  Net gain on sale of loans recognized during the three months ended March 31, 1997 consisted of the following components (in thousands):

     Gain from loan sale through securitization........................ $25,285
     Unrealized gain on held for trading securities....................     621
     Cost on sale of securities, net...................................  (6,800)
     Other.............................................................     111
     Provision for losses..............................................    (250)
                                                                        -------
                                                                        $18,967
                                                                        =======

  The Company funded $40.1 million and $0 in non-core loans during the three months ended March 31, 1996 and March 31, 1997, respectively.

  During the first quarter of 1997, the Company recorded as a reduction to net gain on sale of loans $250,000 in general loan loss allowance for non-core loans against possible repurchases as a result of standard representations and warranties made in connection with whole loan servicing released sales. Such allowance is not expected to increase materially in future periods given the Company's current volume of non-core loans.

  Interest income increased $2.2 million or 110.0% from $2.0 million for the three months ended March 31, 1996 to $4.2 million for the three months ended March 31, 1997. This increase was primarily due to increased loan origination and greater dollar volume of loans held for sale in 1997 and the higher overall average interest rate on the Company's loans. The greater dollar volume of loans held for sale for the three months ended March 31, 1996 and 1997 averaged $55.1 million and $108.1 million, respectively. The Company also recognized $1.1 million in interest income based on the interest method from its "residual interest in securitization" during the three months ended March 31, 1997.

 Expenses

  The following table sets forth components of the Company's expenses for the three months ended March 31, 1996 and 1997 (in thousands).

                                                                  THREE MONTHS
                                                                   ENDED MARCH
                                                                       31,
                                                                  -------------
                                                                   1996   1997
                                                                  ------ ------
     Personnel................................................... $  553 $1,050
     Interest....................................................  1,305  3,023
     General, administrative and other...........................    589  2,413

  Total expenses increased $4.0 million or 165.1% from $2.5 million for the three months ended March 31, 1996 to $6.5 million for the three months ended March 31, 1997. The increase in expenses was primarily the result of increased interest expenses arising from the greater dollar volume of loans held for sale, additional personnel costs, added selling expenses and advertising due to the expansion of the Company's retail/consumer direct channel, and the related overall operating expenses required to support the increased loan origination and purchase volume levels during 1997 as compared with 1996.

  Personnel expenses increased $497,000 or 89.9% from $553,000 for the three months ended March 31 1996 to $1.1 million for the three months ended March
31. 1997. The Company increased the number of employees from 128 persons at March 31, 1996 to 284 persons as of March 31, 1997, primarily due to the additional personnel necessary to support the Company's higher loan origination and purchase levels and securitization program. While total revenues during this same period increased from $3.0 million to $23.2 million, the Company earned $81,651 of revenue per employee during the three months ended March 31, 1997 compared to $23,359 per employee for the three months ended March 31, 1996. Due to the greater number of employees necessary to service the Company retail/consumer direct production channel, if the Company successfully implements its strategy to increase retail volume (both on an aggregate basis and as a percentage of overall production), the Company expects personnel expense as a percentage of revenue to increase. No assurance can be given that the Company will be able to successfully implement this strategy. See "Business--Loan Production Channels".

  Interest expense increased $1.7 million or 131.5% from $1.3 million for the three months ended March 31, 1996 to $3.0 million for the three months ended March 31, 1997. Interest expense increased primarily due to the significant increase in borrowings under the Company's warehouse facilities which were necessary to support the higher level of loan originations and purchases and the longer holding period by the Company of its loans pending securitization and borrowings under the FB Residual Line during the three months ended March 31, 1997 (which were necessary to support the Company's securitization program). During the three months ended March 31, 1996, and 1997, the Company's average outstanding borrowings were $54.8 million and $106.2 million, respectively. Included in interest expense for the three months ended March 31, 1997, the Company recorded $449,000 for amortization of prepaid commitment fees associated with stock warrants issued in 1996 to CS First Boston and certain affiliates of Merrill Lynch. See "Description of Capital Stock". The Company anticipates that it will incur a similar amortization expense relating to these warrants in each of the remaining quarters of 1997 (or an aggregate of approximately $1.3 million during 1997). Due to the Company's intention to increase its volume of whole loan sales in future periods, and to implement new structures for the securitization of its core loans, management believes that its dependence on borrowings under the FB Residual Line, or similar financing arrangements, may decrease in future periods. If the Company is successful in these strategies, the Company expects that interest expense as a percentage of total revenue should decrease in future periods.

  General and administrative expenses increased $1.8 million or 310.0% from $589,000 for the three months ended March 31, 1996 to $2.4 million for the three months ended March 31, 1997. The increase in general and administrative expenses was primarily the result of $l.3 million increase in marketing expenses to support retail/consumer direct expansion and to promote name recognition in the nationwide wholesale market.

During the three months ended March 31, 1996 and 1997, retail/consumer direct loans accounted for 3.1% and 19.1% of the total core loan production, respectively. As noted above, the Company is seeking to increase its retail/consumer direct production channel. If successful, the Company expects potentially significant increases in general and administrative expenses to support this production, both on an overall basis and as a percentage of revenues. Other operating expenses also increased to accommodate the increased overhead required to support the growth in all production channels.

 Income Taxes

  Prior to June 20, 1996, the Company elected S Corporation status under the Internal Revenue Code and the corresponding tax laws of the State of California. Accordingly, income was taxed directly to the stockholders for federal income and state franchise tax purposes. The Company reimbursed stockholders for such taxes arising from the Company's operations and recorded such reimbursements as distribution of retained earnings to the stockholders. The Company converted its tax filling status from S Corporation to C Corporation on June 20, 1996, in connection with incorporating its wholly-owned subsidiary, Preferred Mortgage SPC Funding Corporation ("PSPCFC"). PSPCFC was incorporated to facilitate the implementation of the Company's securitization program. On a pro forma basis, applying the C Corporation statutory tax rates to the earnings under the S Corporation status, net earnings would have been $315,000 as compared to $524,000 for the three month period ended March 31, 1996.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

 Revenues

  Total revenues increased $21.5 million or 379.6% from $5.7 million in 1995 to $27.2 million in 1996. The increase in revenues was primarily the result of a substantial increase in the number and volume of core loans originated by the Company, combined with the Company's decision to commence its securitization program in 1996. The Company commenced its securitization program primarily due to the increasing volume of originations, the limited number of investors for the Company's core loans and management's belief that significant pricing inefficiencies existed in the whole loan market. While the securitization of loans reduces the Company's overall cash flows, such sales allow the Company to capture a higher profit margin from sales compared to whole loan sales. The following table sets forth the components of the Company's revenues for the years ended December 31, 1995 and 1996 (in thousands):

                                                                  YEARS ENDED
                                                                  DECEMBER 31,
                                                                 --------------
                                                                  1995   1996
                                                                 ------ -------
     Gain on sale of loans, net of origination costs............ $4,342 $19,054
     Interest Income............................................ $1,327 $ 8,135

  Gain on sale of loans increased $14.7 million or 338.8% from $4.3 million in 1995 to $19.0 million in 1996. The Company sold and securitized $256.7 million in core loans in 1996. Gain on sale of loans recognized through securitization, after estimate of default losses was $14.0 million, or a weighted average gain of 5.5% of the total volume of securitized loans. Prior to the second quarter of 1996, the Company sold loans only on a whole loan servicing released basis. In 1996 and 1995, the Company sold a total of $287.7 million and $165.4 million, respectively, in both core and non-core loans on a whole loan servicing release basis.

  In 1996, as a result of the high level of whole loan sales to investors, the Company recorded as a reduction to net gain on sale $1.0 million in general loan loss allowance against possible repurchases as a result of standard representations and warranties made in connection with such sales. The Company does not typically engage in whole loan sales on a recourse basis. There were no similar allowances in 1995 because of the limited amount of whole loan sales during that period and the insignificant volume of losses. The Company does not expect to establish similar allowances in future periods because it anticipates an insignificant volume of whole loan sales in such future periods.

  The following table sets forth certain data with respect to the two securitizations the Company closed during 1996:

                                                            1996-
                                                  1996-1     2(2)     TOTAL
                                                  -------  --------  --------
                                                   (DOLLARS IN THOUSANDS)
Loans sold....................................... $39,995  $210,123  $250,118
Overcollaterization..............................   1,451     5,123     6,574
                                                  -------  --------  --------
Total loans securitized.......................... $41,446  $215,246  $256,692
                                                  =======  ========  ========
Net interest receivable.......................... $ 5,938  $ 40,164  $ 46,102
Cost on sale of securities.......................  (1,254)  (13,978)  (15,232)
Discounted allowance for default losses..........  (2,597)  (14,238)  (16,835)
                                                  -------  --------  --------
Net gain on sale of loans........................ $ 2,087  $ 11,948  $ 14,035
                                                  =======  ========  ========
Net gain on sale of loans as a % of total loans
 securitized and sold............................     5.0%      5.6%      5.5%
Weighted average maturity of certificates sold
 (yrs)...........................................    4.47      4.37      4.39
Weighted average FICO score......................     681       678       678
Weighted average coupon rate.....................    13.3%     13.5%     13.5%
Percentage of loans originated through:
  Retail/consumer direct.........................     5.4%      7.2%      6.9%
  Wholesale brokers..............................    94.6%     22.8%     34.4%
  Correspondent purchases........................     --        6.8%      5.7%
  Bulk acquisition(1)............................     --       63.2%     53.0%

--------
(1) Represents a single $136.0 million bulk acquisition of core loans acquired from CSFB Mortgage in December 1996. These loans had previously been originated by the Company and sold to CSFB Mortgage pursuant to a whole loan sale facility between the Company and CSFB Mortgage. See "--Liquidity and Capital Resources" and "Certain Transactions."

(2) $210.1 million of the $280.0 million securitization was funded in December 1996.

  Net gain on sale of loans of the following components (in thousands):

     NIR recognized................................................... $ 29,267
     Cost of sale of securities.......................................  (15,232)
     Cash gains on sale of loans......................................    6,035
     Provision for losses.............................................   (1,016)
                                                                       --------
                                                                       $ 19,054
                                                                       ========

  At December 31, 1996, the Company included in its trading portfolio the residual interests in securitization.

  Interest income increased $6.8 million or 513% from $1.3 million in 1995 to $8.1 million in 1996. This increase was primarily due to a higher average balance of loans held for sale during 1996 resulting from the increased loan origination and purchase volume and a longer holding period for such loans pending securitization. Interest income also increased as a result of higher weighted average interest rates on loans held during 1996 compared to 1995.

  The following table summarizes the Company's loan originations and acquisitions for each of the fiscal years shown:

                                                   YEARS ENDED DECEMBER 31,
                                                   -------------------------
                                                    1994     1995     1996
                                                   ------- -------- --------
                                                    (DOLLARS IN THOUSANDS)
Core loans:
  Principal balance............................... $ 6,173 $106,411 $496,256(1)
  Number of loans.................................     222    3,433   14,440
  Average principal balance per loan.............. $    28 $     31 $     34
Non-core loans:
  Principal balance............................... $10,296 $ 87,172 $100,623
  Number of loans.................................      49      644      890
  Average principal balance per loan.............. $   210 $    135 $    113

--------
(1) Includes a $136.0 million bulk acquisition of core loans from CSFB Mortgage in December 1996. These loans had previously been originated by the Company and sold to CSFB Mortgage pursuant to a whole loan sale facility between the Company and CSFB Mortgage. See "--Liquidity and Capital Resources" and "Certain Transactions."

 Expenses

  The following table sets forth the components of the Company's expenses for the years ended December 31, 1995 and 1996 (in thousands):

                                                                   YEARS ENDED
                                                                  DECEMBER 31,
                                                                  -------------
                                                                   1995   1996
                                                                  ------ ------
     Personnel................................................... $  864 $3,576
     Interest....................................................  1,228  5,051
     Provision for loan losses...................................    --     840
     General, administrative and other...........................  1,319  4,934

  Total expenses increased $11.0 million or 322.1% from $3.4 million in 1995 to $14.4 million in 1996. The increase in expenses was primarily the result of increased interest expense arising from the greater dollar volume of loans held for sale, provision for loan losses, additional personnel costs, added selling expenses and advertising due to the expansion of the Company's retail/consumer direct channel, and the related overall operating expenses required to support the increased loan origination and purchase volume levels during 1996 as compared with 1995. The Company's loan originations and purchases increased $403.3 million or 208.3% from $193.6 million in 1995 to $596.9 million in 1996. This increase also included a bulk acquisition of $136.0 million.

  Personnel expenses increased $2.7 million or 313.9% from $864,000 in 1995 to $3.6 million in 1996. This increase was mainly due to increased staffing levels related to the expansion of retail/consumer direct and wholesale origination channels and the addition of correspondent lending in 1996. As of December 31, 1996, the Company operated ten offices and employed 217 employees as compared to operating six offices and 110 employees as of December 31, 1995, primarily due to the additional personnel necessary to support the Company's higher loan origination and purchase levels and securitization program. While total revenues during this same period increased from $5.7 million in 1995 to $27.2 million in 1996, the Company earned $125,294 of revenue per employee during the year ended December 31, 1996 compared to $51,539 of revenue per employee during the year ended December 31, 1995. Due to the greater number of employees necessary to service the Company retail/consumer direct production channel, if the Company successfully implements its strategy to increase retail volume (both on an aggregate basis and as a percentage of overall production), the Company expects personnel expense as a percentage of revenue to increase. No assurance can be given that the Company will be able to successfully implement this strategy. See "Business--Loan Production Channels."

  Interest expense increased $3.8 million or 311.3% from $1.2 million in 1995 to $5.1 million in 1996. This increase was primarily due to increased borrowings required to originate and hold the higher average balance of loans held for sale during 1996 and a longer holding period for such loans pending securitization, partly offset by reduced average cost of borrowings in 1996. Included in interest expense in 1996 was $550,000 related to warrants issued in conjunction with the establishment of new credit facilities. The issuance of these warrants was accounted for based on Statement of Financial Accounting Standards No. 123--"Accounting for Stock-Based Compensation." See Note 12 of Notes to Financial Statements. The value of these warrants ($1.8 million) was measured based on the fair market value of warrants issued using Black Scholes option pricing model. Correspondingly, the Company recorded a prepaid commitment cost of $1.3 million at December 31, 1996. Market value was based on an independent third party appraiser who regularly conducts such evaluations in this industry.

  Provision for loan losses was $840,000 in 1996. This provision was recorded for delinquent loans held for sale, of which $243,000 were charged off after they were deemed uncollectible.

  General, administrative and other expenses increased $3.6 million or 274.1% from $1.3 million in 1995 to $4.9 million in 1996. The increase in general, administrative and other expenses was primarily the result of the increased overhead required to support the growth in all three loan production channels. As noted above, the Company is seeking to increase its retail/consumer direct production channel. If successful, the Company expects potentially significant increases in general and administrative expenses to support this production, both on an overall basis and as a percentage of revenues.

 Income Taxes

  Prior to June 20, 1996, the Company elected S Corporation status under the Internal Revenue Code and the corresponding tax laws of the State of California. On a pro forma basis, applying the C Corporation tax rates to the Company's earnings during the periods in which it had elected S Corporation status, net earnings would have been $1.3 million and $7.4 million for 1995 and 1996, respectively, as compared to $2.2 million and $7.1 million for 1995 and 1996, respectively. In 1996, actual tax provisions of $5.7 million included amounts that would have been deferred had the Company not elected a change in tax status resulting in a lower net earnings as compared to that under the pro forma calculation.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO THE YEAR ENDED DECEMBER 31, 1994

 Revenues

  The following table sets forth the components of the Company's revenues for the years ended December 31, 1994 and 1995 (in thousands):

                                                                    YEARS ENDED
                                                                    DECEMBER 31,
                                                                    ------------
                                                                    1994   1995
                                                                    ----   -----
      Gain on sale of loans, net of origination costs.............. $447  $4,342
      Interest Income..............................................   59   1,327
      Other income.................................................  361     --

  Total revenues increased $4.8 million or 553.9% from $867,000 in 1994 to $5.7 million in 1995. The increase in revenues was primarily the result of increased loan sales, greater loan originations, and commission income.

  The Company began its mortgage banking activities in 1994 and sold loans on a whole loan basis to investors. Prior to such period the Company originated loans as a broker for the account of others. Total loans sold, $14.6 million in 1994 and $165.4 million in 1995, increased 1,032.9% or $150.8 million during such period. Correspondingly, interest income increased 2,149.2% from $59,000 in 1994 to $1.3 million in 1995. Longer holding periods of loans held for sale in 1995 compared to that in 1994 contributed partly to the increase in interest income. The Company earned $361,000 in net commissions from brokering mortgage loans to other lenders in 1994.

 Expenses

  The following table sets forth the components of the Company's expenses for the years ended December 31, 1994 and 1995 (in thousands):

                                                                    YEARS ENDED
                                                                    DECEMBER 31,
                                                                    -----------
                                                                    1994  1995
                                                                    ---- ------
      Personnel.................................................... $201 $  864
      Interest.....................................................   31  1,228
      General, administrative and other............................  552  1,319

  Total expenses increased $2.6 million or 335.1% from $784,000 in 1994 to $3.4 million in 1995. This increase was primarily due to the increase in origination volume and the addition of core loan products in 1995. Total loan origination increased 1,075.5% from $16.5 million in 1994 to $193.6 million in 1995.

 Income Taxes

  In both 1994 and 1995, the Company elected S Corporation status under the Internal Revenue Code and the corresponding tax laws of the state of California. On a pro forma basis, applying the C Corporation tax rates to the Company's reported earnings during the periods in which it had elected S Corporation status, net earnings would have been $48,000 and $1.3 million for 1994 and 1995, respectively, as compared to $81,000 and $2.2 million for 1994 and 1995, respectively, as reported.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's operations require continued access to short-term and long-term sources of cash. The Company's primary cash requirements include the funding of (i) loan originations and purchases, (ii) premiums paid to correspondent lenders and wholesale brokers in connection with loan purchases and loan acquisitions, (iii) interest expense incurred on borrowings under its warehouse facilities, (iv) investment in residual interests in securitizations, (v) fees and expenses incurred in connection with its securitization transactions, (vi) capital expenditures, (vii) income taxes, and (viii) other operating and administrative expenses. The Company generates cash flow from loans sold through securitizations, whole loan sales, interest income on loans held for sale, and loan fee income from originations. If the Company continues its growth at or near historical levels (as to which no assurance can be given), the Company will be required from time to time to access the capital markets for additional financing to meet the cash requirements of its operating activities.

  The Company uses its working capital (primarily the FB Residual Line), gain on whole loan sales, net interest income and loan fee income to fund its on-going operations, and relies upon short-term warehouse facilities, whole loan sales and securitization transactions to continue to fund loan originations and purchases. While the Company is currently evaluating a number of different strategies to reduce its cash needs, including modifying the structure of its securitization transactions and increasing the volume of loans sold on a whole loan basis, the Company will continue operating on a negative cash flow basis as long as it continues to sell a significant portion of its loans through securitization transactions and continues to retain the residual interest in securitization in the loans sold. This is because securitization transactions require an initial outlay of cash by the Company, while providing the Company with a stream of cash flow over the lives of the loans securitized.

  In mid-1996, management of the Company believed that the limited number of whole loan investors for the Company's core loans, combined with the Company's increasing volume of originations, required the Company to locate a stable conduit into which it could sell whole loans on a predictable basis. In August 1996, the Company entered into a whole loan sale facility with CSFB Mortgage, under which the Company is currently obligated to sell not less than $750 million of core loans on a whole loan basis on or prior to December 31, 1998. If the Company fails to deliver $750 million of core loans by September 30, 1998, the Company will be obligated to pay CSFB Mortgage a non-delivery fee equal to 1% of the difference between the principal balance of loans delivered and $750 million. If, on December 31, 1998, the Company has not satisfied this delivery requirement, the Company will be obligated to pay CSFB a non-delivery fee equal to 2% of the difference between the principal balance of loans delivered and $750 million. As of May 31, 1997, the Company had delivered $190 million to CSFB Mortgage.

  To accumulate loans for securitization, the Company borrows money through various credit facilities. To date, substantially all of the loans that the Company purchased and originated have been funded through borrowing under these facilities, which are repaid as the loans are sold. After the loans are sold and the borrowings repaid, the Company's credit facilities then become available to fund additional core loan originations. The Company has four established credit facilities for this purpose.

  A primary source of funds for the Company consists of the First Boston Facility, which was established in October of 1996. Under the First Boston Facility, the Company has $200 million in financing available for funding of core loans originated or acquired by the Company and up to an additional $30 million available for the financing of the Company's residual interests in securitization that are generated in securitization transactions in which First Boston acts as lead manager. Funds under the FB Warehouse Line are available at an advance rate of approximately par and accrue interest based on LIBOR. Funds under the FB Residual Line are available at an advance rate of approximately 50% of the value of the Company's residual interest in securitization and accrued interest based on LIBOR, determined at the sole discretion of the lender. At March 31, 1997, $63.6 million was outstanding under the FB Warehouse Line and $27.4 million was outstanding under the FB Residual Line. The First Boston Facility expires on December 31, 1997.

  In June 1997, the Company established a warehouse line of credit with Nikko Financial Services, Inc. (the "Nikko Facility") which is currently in the amount of $150 million. The Nikko Facility may be used to fund core and non-core loans and is secured by a security interest in the loans funded through the facility. Interest accrues on outstanding borrowings based upon the LIBOR rate. If, in any month, the average daily balance of advances under the Nikko Facility is less than $100 million, the Company must pay a non-usage fee equal to one-twelfth of one-quarter of one percent (or .0208%) of the difference between $100 million and the average daily outstanding balance. The advance rate on loans funded under the Nikko Facility is 98%. The maturity date for the Nikko Facility is June 30, 1998 and the term of the facility may be extended at the option of Nikko upon the request of the Company.

  Since November 1995, the Company has had a warehouse line of credit with PNC Mortgage Bank (the "PNC Facility"), which is currently in the amount of $20 million. The PNC Facility may be used to fund core and non-core loans and is secured by a security interest in the loans funded through the facility. Interest accrues on outstanding borrowings based on the Federal funds rate. The Company is obligated to pay a monthly fee on one-quarter of one percent (.25%) annualized, if the Company has not utilized over 50% of the commitment amount. The advance rate under the PNC Facility is 98% of the value of the loans that are subject to a purchase commitment, and 95% on uncommitted loans. The PNC Facility matures on June 20, 1997 and may continue to be extended at the option of PNC Mortgage Bank upon the request of the Company.

  In March 1997, the Company established a revolving credit facility with La Salle National Bank (the "La Salle Facility"), which is currently in the amount of $20 million. The La Salle Facility may be used to fund core and non-core loans and is secured by a security interest in the loans funded through the facility. Interest accrues on outstanding borrowings based on LIBOR. The advance rate on loans funded through the La Salle Facility is 98%. The maturity date for the La Salle Facility is March 24, 1998, and the term of the facility may be extended at the option of La Salle National Bank upon the request of the Company.

  As indicated above, the Company's ability to continue to originate and purchase loans is dependent, in large part, upon its ability to securitize or sell the loans in the secondary market. The value of and market for the Company's loans are dependent upon a number of factors, including general economic conditions, interest rates and government regulations. Adverse changes in such factors may affect the Company's ability to purchase, securitize or sell loans for acceptable prices within a reasonable period of time. A prolonged, substantial reduction in the size of the secondary market for loans of the type originated or purchased by the Company may adversely affect the Company's ability to securitize or sell loans in the secondary market, with a consequent adverse impact on the Company's profitability and ability to fund future originations and purchases.

  As a result of the Company's increasing volume of loan originations and purchases, and its expanding securitization activities, the Company has operated, and expects to continue to operate, on a negative operating cash flow basis for the foreseeable future, which is expected to increase as the volume of the Company's loan purchases and originations increase and its securitization program grows. The Company's operating activities used net cash of $9.7 million in 1996 and provided net cash of $1.4 million in 1995. Net changes in cash were mainly due to increases in loan fees and gain on sale of loans from the growth in loan origination and purchases, offset by additions of residual interest in securitizations, costs that accompany the Company's securitization strategy (which increases the Gain on Sale of loans but reduces the amount of cash received on the sale of loans as compared to whole-loan sales) and increases in costs related to an enlarged infrastructure and employee base. The Company's investing and financing activities provided cash in the amount of $13.0 million in 1996 and used $637,000 in 1995.

  The increased use of securitization transactions as a funding source by the Company has resulted in a significant increase in the amount of Gain on Sale (from securitizations) recognized by the Company. During the year ended December 31, 1996, the Company recognized Gain on Sale (from securitizations) in the amount of approximately $14.0 million compared to $0 for the prior year. This Gain on Sale has a negative impact on the cash flow of the Company since the Company may be required to pay state and federal income taxes and must pay securitization costs in the period the income is recognized, although the Company does not receive the cash representing the gain until later periods as the related loans are repaid or otherwise collected. The Company has funded these cash requirements through, among other sources, the FB Residual Line. Included in cash and cash equivalents is approximately $13.0 million at December 31, 1996 which represents borrowings from the lines of credit which have been advanced to fund specific mortgage loans.

  The primary purposes of this offering are to repay indebtedness under the FB Residual Line, fund overcollaterization requirements of the Company's future securitizations, fund loan originations and acquisitions, and for general working capital purposes. The net proceeds of this offering along with the Company's current credit facilities, are expected to be sufficient to fund the Company's liquidity requirement for approximately 12 months. To the extent that the Company is unable to retain its existing credit facilities or arrange new credit facilities or successfully obtain additional debt or equity financing, the Company will most likely have to curtail loan origination and acquisition activities, which would have a material adverse effect on the Company's financial position and results of operations. The Company has no commitments to provide additional debt or equity financing and there can be no assurance that the Company will be successful in consummating any such financing transactions in the future on terms the Company would consider to be favorable.

IMPACT OF INFLATION

  Increases in the inflation rate generally result in increased interest rates. Since the Company borrows funds at a variable rate, increased interest rates will increase the borrowing costs of the Company. Inflation will also increase the operating costs of the Company. The Company may not be able to pass on the effects of inflation and accompanying higher interest rates to its borrowers due to usury or other regulatory restrictions or competitive pressures.

RECENT ACCOUNTING STANDARDS

  On January 1, 1996, the Company adopted SFAS No. 123 "Accounting for Stock-Based Compensation," ("SFAS No. 123"), which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entitles to continue to apply the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25"), and provide pro forma net earnings and pro forma earnings per share disclosures for employee stock option grants made in 1996 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to apply the provisions of SFAS No. 123 to all stock-based awards granted to non-employees and continue to apply the provisions of APB Opinion No. 25 for employee stock option grants and provide the pro forma disclosure provisions of SFAS No. 123. See Note 13 of Notes to Financial Statements for the pro forma net earnings and pro forma earnings per share disclosures.

  In June 1996, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfer and Servicing of Financial Assets and Extinguishment of Liabilities," ("FASB No. 125"). FASB No. 125 addresses the accounting for all types of securitization transactions, securities lending and repurchase agreements, collateralized borrowing arrangements and other transactions involving the transfer of financial assets. FASB No. 125 distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. FASB No. 125 is effective for transactions that occur after December 31, 1996, and it is to be applied prospectively. FASB No. 125 will require the Company to allocate the total cost of mortgage loans sold in a securitization between the portion of loans sold and those retained such as residential interests in securitization based on their relative fair values. The Company will be required to assess the residual interests in securitization for impairment based upon their fair value. The pronouncement also will require the Company to provide additional disclosure about the residual interests in securitization and to account for these assets at fair value in accordance with FASB No. 125. The adoption of FASB No. 125 did not have a material impact on the Company's financial position and results of operations.

  In February 1997, the FASB issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("FASB No. 128"). FASB No. 128 supersedes APB Opinion No. 15, "Earnings Per Share" ("APB 15") and specifies the computation, presentation and disclosure requirements for earnings per share ("EPS") for entities with publicly held common stock or potential common stock. FASB No. 128 was issued to simplify the computation of EPS and to make the U.S. standard more compatible with the EPS standards of other countries and that of the International Accounting Standards Committee. It replaces the presentation of primary EPS with a presentation of basic EPS and fully diluted EPS with diluted EPS.

  Basic EPS, unlike primary EPS, excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted EPS is computed similarly to fully diluted EPS under APB No. 15.

  FASB No. 128 is effective for financial statements for both interim and annual periods ending after December 15, 1997. Earlier application is not permitted. After adoption, all prior-period EPS data presented shall be restated to conform with FASB No. 128. The Company has determined that this statement will increase the earnings per share computation under basic EPS as compared to primary EPS.

  FASB No. 129, "Disclosure of Information about Capital Structure," ("FASB No. 129") is effective for financial statements for periods ending after December 15, 1997. It is not expected that the issuance of FASB No. 129 will require significant revision of prior disclosure since the Statement lists required disclosures that had been included in a number of previously existing separate statements and opinions.

                                   BUSINESS

OVERVIEW

  Preferred Credit Corporation is a specialized consumer finance company primarily engaged in the origination, purchase, sale and securitization of non-traditional consumer loans. The Company's principal loan product ("core loans") consists of second mortgage loans to qualified individuals who generally have above average to superior credit and satisfy the Company's underwriting criteria based on income, credit scores and other factors, but who have limited access to traditional mortgage-related financing generally because of a lack of equity in their homes. The Company originates and acquires its core loans on a nationwide basis through three different production channels including retail offices, wholesale brokers and correspondent lenders. For the year ended December 31, 1996 and the three months ended March 31, 1997, 14.5% and 19.1%, respectively, of the Company's core loan production was originated through its retail/consumer direct loan channel, 72.8% and 38.2%, respectively, was originated through wholesale brokers and 12.7% and 42.7%, respectively, was acquired from correspondent lenders, not including a one-time bulk purchase of $136.0 million in 1996. During 1996 and the first three months of 1997, the Company originated or acquired loans in 43 states with only one state, California, accounting for more than 5% of the Company's total production. During the three months ended March 31, 1997, California accounted for 37.0% of all core loans originated or purchased by the Company, as compared to 65.4% for the year ended December 31, 1996.

  From 1994 to 1996, the Company's annual loan production volume increased from $16.5 million to $596.9 million (including $496.3 million of core loans during 1996). During the first quarter of 1997, the Company originated or acquired $250.8 million of core loans and brokered a nominal amount of non-core loans. Based upon available industry data, the Company believes it is one of the largest companies in the United States specializing in the origination and purchase of loans similar to the Company's core loans.

  The Company sells substantially all of its core loans in securitization transactions and, to a lesser extent, on a whole loan basis. Since it commenced its securitization program in June 1996, the Company has sold a total of $487.3 million of core loans in securitization transactions, $256.7 million during 1996 and $230.6 million during the three months ended March 31, 1997, recognizing a weighted average gain of 5.5% and 8.3%, respectively, on such sales.

  The Company's overall business strategy is to continue its recent growth and solidify its position as a leading consumer finance lender within its niche market. The Company intends to achieve this objective by increasing the volume of core loans originated and purchased, and continuing to seek ways to improve customer service, risk management and cash flow. The Company's business strategy focuses on expanding its core loan production on a nationwide basis, primarily through expansion of its retail production offices and also through increasing loan production through existing and new wholesale brokers and correspondent lenders. As a key element of its business strategy, the Company intends to leverage its increased levels of loan production and increase profitability and cash flow through a combination of regular sales of loans on a whole loan basis and the securitization of a substantial portion of core loans on a quarterly basis. In addition, in order to support the anticipated increases in loan production levels without degradation of underwriting standards and to increase operating efficiencies by permitting wholesale brokers to make online underwriting decisions, the Company has undertaken a program to enhance and automate its underwriting systems by the end of 1997.

PRODUCT FOCUS

  The Company's core loans are typically closed-end (usually 15 year), fixed rate, fully amortizing loans secured by a first or a second lien on the borrower's primary residence, and are typically used by consumers to pay-off credit card and other unsecured indebtedness. The Company believes that its core loan product represents an attractive alternative to other financial products because it may allow borrowers to consolidate outstanding indebtedness into a single loan having a longer repayment term and possibly a lower interest rate than other forms of unsecured consumer debt, and affords borrowers the opportunity to lower their overall monthly debt payments.

In addition, the potential for tax deductibility of interest on the core loan product offers a benefit for many borrowers. The Company also originates a smaller volume of traditional single family residential mortgage loans, substantially all of which are sold in the secondary market through programs sponsored by Freddie Mac, Fannie Mae and others or are brokered to other lenders.

UNDERWRITING STANDARDS AND BORROWER PROFILE

  Because of the limited equity value of the collateral underlying the Company's core loans, and the Company's typical position as a junior lien holder on that collateral, the Company relies principally on the borrower's creditworthiness and ability to repay the loan in making its underwriting decisions. In order to evaluate the creditworthiness of potential borrowers, the Company reviews the borrower's overall credit history, including age of account, number and types of credit references, amount of outstanding debt obligation and payment patterns. The Company also utilizes the borrower's "FICO" credit bureau risk score, which is a credit evaluation score methodology developed by Fair Isaac, as a means to estimate the probability of a borrower's willingness to repay a loan in accordance with its terms. During 1996 and the first quarter of 1997, loans securitized by the Company had a weighted average FICO score of approximately 670 to 680, which is generally classified by Fannie Mae and Freddie Mac as loans that have acceptable credit risks. The Company reviews the borrower's employment history, earnings, stability and income relative to the amount of the loan and other existing debt in evaluating the repayment ability of the borrower. Additionally, the Company evaluates the borrower's commitment to home ownership by reviewing the length of home ownership, current period of residence in subject property and payment history over the previous 12 months.

DISTRIBUTION CHANNELS

  The Company, which began opening retail branch offices in 1995, had, as of May 31, 1997, 12 retail production offices in seven states (California, Arizona, Colorado, Florida, Nevada, New Mexico and Oregon) and plans to open additional offices at the rate of approximately three each quarter during the remainder of 1997. The Company believes that the retail consumer/direct channel is the Company's most profitable production channel and is subject to less competitive pricing pressures than either the wholesale or correspondent channel. As of May 31, 1997, the Company's broker network included approximately 900 independent mortgage brokers located in 42 states and its correspondent network included approximately 160 approved correspondent lenders located in 27 states. The Company intends to continue to increase its loan production from correspondents and wholesale brokers by adding new correspondents and brokers by offering these entities a relatively new product to diversify their existing product lines and increasing the efficiency and production of the correspondents and brokers that are a part of the Company's existing network. The Company believes that its balanced network of production channels, emphasis on retail production and geographic diversity of loan production provides it with a competitive advantage in the market for the Company's core loans.

INFORMATION SYSTEMS

  The Company is developing a fully-integrated proprietary loan processing system to monitor its underwriting process on a real-time basis to insure consistent application of its underwriting procedures prior to funding. The Company believes this enables it to process an increasingly greater number of loans without degradation of its underwriting standards. In addition, the Company has recently made a significant investment in its information systems for its main office which are intended to enable it to effectively monitor, audit and perform quality control review on loans prior to sale or securitization. The Company continuously reviews its technological needs, and seeks to add additional applications as its growth and operations require.

MANAGEMENT

  The Company has an experienced senior management team with an aggregate of over 60 years in the lending business. The Company's management team is particularly experienced in Fannie Mae and Freddie Mac eligibility requirements, which are significantly focused on an evaluation of the creditworthiness of borrowers and their ability to repay. In addition, the Company's underwriting managers have an average of 16 years experience in the consumer finance business and branch managers have an average of 10 years experience in the consumer finance business.

COMPANY EVOLUTION

  Since commencing operations in 1989 as a mortgage broker (which were expanded to include mortgage banking in 1994), the Company has focused on lending to creditworthy borrowers. Until 1995, the Company primarily originated loans meeting the underwriting guidelines of Freddie Mac and Fannie Mae. In late 1994, management believed that market conditions (primarily increasing competition and higher interest rates) were affecting profitability throughout the lending industry for Freddie Mac and Fannie Mae eligible loans. As a result, commencing in 1995, the Company decided to expand its loan products to include core loans. The Company believed that core loans offered a greater profit margin than non-core loans and, due to the similar credit characteristics and underwriting approach between core loans and the non-core loans originated by the Company prior to 1995, permitted the Company to utilize its existing expertise and personnel to expand its operations. The successful market reception for the Company's core loan product has resulted in substantial increases in operating revenues and profitability since that time. From 1994 to 1996 the Company's annual net revenues increased from $867,000 to $27.2 million, and its net earnings increased from $81,000 (or $48,000 on a pro forma basis adjusted for taxes) to $7.1 million. At March 31, 1997, the Company had total assets of $172.2 million, total liabilities of $152.5 million and stockholders' equity of $19.7 million.

BUSINESS STRATEGY

  The Company's business strategies are:

  . Enhance Market Position. The Company continuously seeks to maintain its recent growth and solidify its position as a leading consumer finance lender within its niche product market.

  . Expansion of Retail Production Channel. The Company believes that the retail/consumer direct channel is the Company's most profitable production channel and is subject to less competitive pricing pressures than either the wholesale or correspondent channel. The Company intends to continue to focus its efforts on the growth of its retail/consumer direct channel by expanding into new markets through opening up to three additional retail offices in each quarter of 1997 and hiring additional qualified personnel to support these operations and by further penetrating the Company's existing markets through educating prospective borrowers to the potential advantages of the Company's core loans and building "brand name" recognition through direct mail, radio and television advertising.

  . Expansion of Correspondent Lender and Wholesale Broker Channel. The Company intends to continue to increase its loan production from correspondent lenders and wholesale brokers by adding new correspondents and brokers, offering these entities a relatively new product to diversify their existing product lines and increasing the efficiency and production of the correspondents and brokers that are a part of the Company's existing network. As part of expanding its relationships with correspondent lenders, the Company also intends to seek to form strategic relationships with selected correspondent lenders having large retail networks through which the Company can offer its core loan product. The Company believes that its established access to three different production channels (retail/consumer direct, wholesale brokers and correspondent lenders) and the geographic distribution of its production sources will reduce the Company's exposure to large fluctuations in the volume of the Company's core loans resulting from increased competitive pressures and the exposure to losses that could arise due to regional economic downturns.

  . Risk Management. The Company intends to continue to emphasize risk management techniques to improve its originating, underwriting, funding and servicing decisions. For instance, the Company continues to analyze the loan characteristics of its delinquent and defaulted loans as a means to identify specific factors leading to default. Once identified, the Company can modify its underwriting standards associated with those factors in order to reduce future default rates. As part of its growth strategy, the Company intends to implement its fully-integrated proprietary loan processing system to monitor the underwriting process on a real-time basis to insure consistent application of underwriting procedures prior to funding. The Company believes that this will enable it to process an increasingly greater volume of loans without degradation of its underwriting standards. The Company will continue to add experienced personnel to ensure the Company has adequate staffing to handle its increasing volume of loans, and make additional expenditures of capital and devote management efforts to develop and refine loan processing, secondary marketing and administrative operations.

  . Enhance Cash Flow Management. The Company intends to leverage its increased levels of loan production and increase profitability by regularly securitizing core loans in the secondary market. In the future, the Company intends to complete a securitization in each quarter. See "--Loan Securitizations and Sales." In order to increase its loan production and satisfy the cash requirements associated with its securitization program, the Company also intends to expand and diversify its current funding sources, including arranging new credit facilities and conducting additional equity and/or debt offerings. In addition, the Company intends to improve its liquidity by (i) engaging in selective whole loan sales, (ii) working with Advanta to develop and refine servicing techniques which will maximize the timing and amounts of cash flows generated from its residual interest in securitization, and (iii) employing strategies to mitigate the impact of delinquencies and loan defaults. The Company also believes it will improve its cash flow by controlling its operating costs through its focus on a small number of loan products (which limits the staffing requirements of the Company's marketing, processing and underwriting departments), the establishment of small retail offices on short term leases with a limited staff and outsourcing its servicing in order to take advantage of certain economies of scale not currently available to the Company.

LOAN PRODUCTS

  The Company's core loans consist of closed-end, fixed rate, fully amortizing home loans secured by second mortgage liens on residential properties. The Company does not make core loans secured by vacation, rental or commercial properties, or any other type of non-owner occupied property. Second mortgage liens are subordinated to the rights of the mortgagee under the senior mortgage or mortgages encumbering the related first mortgage lien property. The Company's core loan amounts generally range from $10,000 to $75,000, bear a fixed interest rate ranging from 8.95% to 18.25% and typically have original terms to stated maturity of 15 or 20 years, such characteristics being established on the basis of the borrower's credit profile. None of the Company's core loans are insured or guaranteed by any federal, state or private agency or insurer.

  The Company also originates a small volume of first lien mortgage loans secured by one-to-four family residences. These mortgage loans are either government-insured loans conforming with FHA/VA guidelines or conventional loans conforming with Fannie Mae, Freddie Mac or other investor guidelines. First lien mortgage loans are either sold on a whole loan basis to investors or brokered to other lenders. The Company expects that the volume of first lien mortgage loans originated by the Company will decrease substantially in the future.

LOAN PRODUCTION CHANNELS

  The Company currently originates and acquires loans through three production channels: retail/consumer direct, independent wholesale brokers and correspondent lenders. The Company began originating loans through wholesale brokers in 1994 and commenced its retail/consumer direct lending from its own offices in 1995. In late 1996, the Company expanded its production channels to include its correspondent lender program. During 1996, 14.5% of the Company's core loan production was originated by its retail/consumer direct loan channel, 72.8% was originated through wholesale brokers and 12.7% was purchased from correspondent lenders (excluding a one time bulk purchase of $136.0 million).

                          ANNUAL LOAN PRODUCTION DATA

                                                           YEARS ENDED
                                                           DECEMBER 31,
                                                    1994       1995       1996
                                                   ------- ------------ --------
                                                      (DOLLARS IN THOUSANDS)
CORE LOANS
Principal Balance:
  Retail/Consumer Direct.......................... $   --    $    --    $ 52,225
  Wholesale.......................................   6,173    106,411    262,435
  Correspondent...................................     --         --      45,617
  Bulk Acquisition(1).............................     --         --     135,979
                                                   -------   --------   --------
    Total......................................... $ 6,173   $106,411   $496,256
                                                   =======   ========   ========
Number of Loans:
  Retail/Consumer Direct..........................     --         --       1,564
  Wholesale.......................................     222      3,433      7,642
  Correspondent...................................     --         --       1,237
  Bulk Acquisition(1).............................     --         --       3,997
                                                   -------   --------   --------
    Total.........................................     222      3,433     14,440
                                                   =======   ========   ========
Average Principal Balance......................... $    28   $     31   $     34
NON-CORE LOANS
Principal Balance................................. $10,296   $ 87,172   $100,623
Number of Loans...................................      49        644        890
Average Principal Balance......................... $   210   $    135   $    113

--------
(1) Represents a single bulk acquisition of core loans acquired from CSFB Mortgage. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Certain Transactions."

                        QUARTERLY LOAN PRODUCTION DATA

                                           THREE MONTHS ENDED
                          ------------------------------------------------------
                         MARCH 31, JUNE 30, SEPTEMBER 30, DECEMBER 31, MARCH 31,
                           1996      1996       1996          1996        1997
                         --------- -------- ------------- ------------ ---------
                                         (DOLLARS IN THOUSANDS)
CORE LOANS
Principal Balance:
  Retail/Consumer
   Direct...............  $ 2,232   $ 4,180    $12,683      $ 33,130   $ 47,787
  Wholesale.............   70,510    55,822     56,545        79,559     95,851
  Correspondent.........      --        --         --         45,617    107,161
  Bulk Acquisition(1)...      --        --         --        135,979        --
                          -------   -------    -------      --------   --------
    Total...............  $72,742   $60,002    $69,228      $294,285   $250,799
                          =======   =======    =======      ========   ========
Number of Loans:
  Retail/Consumer
   Direct...............       70       138        396           960      1,357
  Wholesale.............    1,997     1,680      1,675         2,290      2,693
  Correspondent.........      --        --         --          1,237      3,132
  Bulk Acquisition(1)...      --        --         --          3,997        --
                          -------   -------    -------      --------   --------
    Total...............    2,067     1,818      2,071         8,484      7,182
                          =======   =======    =======      ========   ========
Average Principal
 Balance................  $    35   $    33    $    35      $     35   $     35
NON-CORE LOANS
Principal Balance.......  $40,128   $29,247    $26,923      $  4,326   $    --
Number of Loans.........      335       264        250            41        --
Average Principal
 Balance................  $   120   $   111    $   108      $    106   $    --

--------
(1) Represents a single bulk acquisition of core loans acquired from CSFB Mortgage. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Certain Transactions."

  Retail/Consumer Direct Loans. Applicants for retail/consumer direct loans are generated from the Company's branch offices through direct mass mailings and telemarketing directed to individuals the Company believes are likely potential customers, followed and supported by local newspaper and radio advertising to engender and develop name recognition. The Company has 12 retail loan production offices, six of which are located in California, and one each in Arizona, Colorado, Florida, Nevada, New Mexico and Oregon. The Company believes that having a strong retail/consumer direct network will enable it to build relationships and increase its name recognition with borrowers, thus providing it with a competitive advantage over its competitors that limit their origination activities to wholesale broker lending. The Company believes that on the basis of its pricing and cost characteristics, the retail/consumer direct lending channel is the Company's most profitable origination channel on a per loan basis. However, the Company believes that, due to increasing competition the retail/consumer direct lending channel, the origination points and interest rates the Company charges on retail/consumer direct loans may decrease in the future. The Company originated approximately $52.2 million principal amount of retail/consumer direct loans in 1996 and $47.8 million during the three months ended March 31, 1997.

  Each of the Company's retail loan production offices is staffed with loan officers and processors, typically has underwriters, and is managed by branch managers who have an average of ten years experience in the consumer finance industry.

  The Company intends to continue to expand its retail/consumer direct loan origination capabilities. The Company considers the following factors in this expansion strategy: (i) targeting cities where the population density and economic indicators are favorable for its core lending products, including a stable housing and employment market; (ii) testing the target market prior to the establishment of a branch office, where local regulations permit, via radio, newspaper and direct mail advertising; (iii) establishing a small branch office where warranted with a limited staff; and (iv) setting up branch offices in affordable office space with short-term leases and limited overhead. Prior to the establishment of a branch office, where local regulations permit, the Company tests the target market via radio, newspaper and direct mail advertising. Negative test marketing generally results in a decision not to expand into the test location, but the Company believes this approach limits the size of potential losses. If test marketing is positive, the Company opens an office with a limited staff in affordable office space. An office will typically be fully operational within approximately 90 days of the date the Company determines to open an office in a certain location. All advertising, payment of branch expenses, regulatory disclosure and funding of loans originated in the Company's branch offices are centralized in the Company's Irvine, California office. The centralization of these functions allows the Company to control branch expenses, supervise regulatory compliance and offer consistent underwriting and processing to its customers.

  Wholesale Broker Loans. Since 1994, the Company has offered its products through independent wholesale brokers. Wholesale broker loans are loans arranged by Company-approved wholesale brokers who act as intermediaries between prospective borrowers and the Company. The Company underwrites all wholesale broker loans. At May 31, 1997, the Company had established a network of approximately 900 approved independent wholesale brokers in 42 states, who interface with the Company's in-house staff of wholesale loan representatives who are assigned to different territories. Within each territory, the Company's representatives are assigned to brokers with which they have established relationships and are compensated on the basis of the principal amount of closed loans submitted by their assigned brokers. In addition, the Company continually updates wholesale brokers by facsimile of any changes in the Company's products, pricing or guidelines. Fees received by the Company on wholesale broker loans are typically minimal, as the Company passes through the origination fees to the wholesale broker and only retains certain underwriting and processing fees. The Company originated approximately $262.4 million in core loans through wholesale brokers during 1996. The Company's largest broker, Pacific Prime Mortgage Corporation, a company founded and formerly owned by Walter Villaume, the Company's President and one of its major stockholders, accounted for 35.4% of the wholesale broker loans originated by the Company in 1996 and 18.7% of the total core loans originated and acquired by the Company in 1996.

  The Company verifies that its wholesale brokers have obtained all necessary licenses, and performs a background investigation, which may include obtaining credit reports, accessing certain public data repositories and obtaining information from local and state governmental agencies and the Better Business Bureau. In addition, the Company requires the broker to enter into an agreement with the Company governing its obligations. Wholesale brokers submit completed loan applications to the Company, and the Company thereafter processes, underwrites and performs functions such as credit, property review, and income and employment verification in the same manner as with a retail/consumer direct loan. Generally, a wholesale broker loan application is approved or denied within two working days, and funded approximately five weeks after approval. The Company believes its training, service and procedures allow brokers ease of entry to the products offered by the Company and thereby increases the Company's reputation and recognition in the wholesale broker community.

  The Company is actively expanding its wholesale broker network, and seeks to
(i) strengthen its relationships with existing wholesale brokers by providing an attractive product and responsive service in conjunction with consistent underwriting, substantial funding sources and competitive prices and (ii) increase its market share by locating new wholesale brokers in geographic areas not currently serviced by the Company.

  Correspondent Lender Loans. In 1996, the Company implemented a correspondent lender loan program through which loans are purchased from independent correspondent lenders with which the Company maintains ongoing relationships. At May 31, 1997, the Company had approximately 160 approved correspondents in approximately 27 states. The correspondent loan purchase program offers an efficient way for the Company to generate loans from additional markets. The Company considers the following factors in connection with the expansion of its correspondent operations: (i) increasing its market share by locating new correspondent lenders in geographic areas not currently serviced by the Company; (ii) tailoring its marketing strategies and focus on servicing smaller correspondent lenders; and (iii) strengthening its relationships with correspondent lenders by providing an attractive product (which permits the correspondent lenders to diversify its product offerings) at competitive prices. All of the core loans purchased by the Company are acquired on a servicing released basis. The Company purchased approximately $45.6 million from approved correspondent lenders during 1996 (excluding a one time bulk purchase of $136.0 million) and $107.2 million during the three months ended March 31, 1997. See "Certain Transactions."

  The Company reviews the reputation, consumer finance lending experience and financial condition of all of its correspondent lenders. Correspondent lenders tend to be financial institutions, mortgage banks or credit unions that meet the Company's minimum net worth and other requirements, but lack the capital, resources or willingness to hold and service portfolios of loans similar to the Company's core loans. The Company's correspondent lenders are usually situated in local markets where they are able to contact the borrowers directly. The correspondent lender prepares the loan application, including supporting documentation, which is then submitted to the Company's correspondent loan underwriting personnel who review each loan package and, in some cases, perform independent employment and credit verifications. The Company typically approves the loan within two business days. If the loan package meets the Company's underwriting criteria, the correspondent loan is closed by the originating lender and purchased by the Company. The originating lender warrants the validity and enforceability of the purchased loans, thereby reducing the risk to the Company of claims for fraud or improper documentation. In the event such warranty is breached, the Company may require the correspondent lender to repurchase such non-conforming loan.

  Geographic Distribution of Loans. Although the Company is licensed or registered as a finance lender in 43 states, it has historically concentrated its business in California. While this concentration has declined recently, the Company remains heavily dependent on the California market, which contributed approximately 65.4% of the Company's total core loan volume for the year ended December 31, 1996 and approximately 37.0% during the three month period ended March 31, 1997. The Company intends to continue to expand and geographically diversify its loan purchase and origination activities.

  The following table shows geographic distribution of core loan purchases and originations for the periods shown, except for the one time bulk acquisition of $136.0 million in 1996:


                                                                  THREE MONTHS
                                    YEAR-ENDED DECEMBER 31,      ENDED MARCH 31,
                                 ------------------------------  ---------------
                                      1995            1996             1997
                                 --------------  --------------  ---------------
                                          (DOLLARS ARE IN THOUSANDS)
State:
  California.................... $104,745  98.4% $235,523  65.4% $ 92,707  37.0%
  Ohio..........................      --    --      5,570   1.5    12,570   5.0
  Washington....................       53   0.1     7,363   2.0     9,396   3.7
  Florida.......................      --    --      1,278   0.4     9,194   3.7
  Indiana.......................      --    --      1,861   0.5     8,576   3.4
  Other 38 States...............    1,613   1.5   108,682  30.2   118,356  47.2
                                 -------- -----  -------- -----  -------- -----
    Total (43 States)........... $106,411 100.0% $360,277 100.0% $250,799 100.0%
                                 ======== =====  ======== =====  ======== =====

MARKETING

  The Company's marketing program is designed to establish the Company's core loans as an attractive source of financing for creditworthy borrowers and to generate leads for retail/consumer direct loan originations, while at the same time developing national "brand name" recognition of the "Preferred Credit" name and core loan product in the retail, wholesale and correspondent markets. To achieve this objective, the Company has employed an advertising program of local direct mass mailings and telemarketing, followed and supported by local newspaper, radio and television advertising to engender and develop name recognition.

  The Company monitors the response it receives to each of the Company's advertisements to ascertain the effectiveness of its specific programs, which it then uses to establish advertising budgets and strategies for future advertising campaigns. The Company relies upon this data to formulate targeted marketing campaigns directed to borrowers believed to be the most likely candidates for its products. The Company believes that its continued focus upon and refinement of its targeted marketing campaign allows it to reduce overall marketing costs as a percentage of closed loans.

UNDERWRITING

  The core loans originated and acquired by the Company typically have been made to borrowers that have limited access to traditional home equity mortgage financing for a variety of reasons, such as insufficient home equity value. The Company considers the underwriting policy under which its core loans are underwritten to be analogous to credit lending, rather than equity lending, since its underwriting decisions are based primarily on the borrower's credit history, capacity to repay and commitment to home ownership, rather than on the potential value upon foreclosure of the property pledged as collateral to secure the related core loan.

  The Company uses its own underwriting system to evaluate the credit risk of potential borrowers. Due to the lack of performance history available on the Company's loan portfolio and the relatively new product the Company underwrites, the Company determined it was appropriate to utilize a more technical method of grading credit along with traditional methods. Accordingly, the Company's system is based in part on the borrowers FICO credit score, as well as proven traditional underwriting criteria, including the borrower's debt-to-income ratio, credit history, length of home ownership, employment history and stability in the community. Because the Company's niche is to lend to higher creditworthy borrowers, almost all of the Company's loans are made in excess of the value of the underlying collateral available to secure such loan. The weighted average combined LTV ratio of the Company's loans securitized were 90.61%, 110.19% and 115.80% for 1996-1, 1996-2 and
1997-1, respectively. The Company also emphasizes lending to borrowers for the purpose of debt consolidation which is intended to reduce the borrowers' total monthly debt service and improve the borrowers' cash flow condition. The Company underwrites all of its core loans originated through its retail production offices and wholesale brokers and substantially all loans purchased from correspondent lenders. Applications for non-core loans are typically brokered by the Company to third party lenders.

  The Company's retail/consumer direct and wholesale broker underwriting operations are located in the Company's Irvine, California, headquarters, although certain branch offices perform all or part of the underwriting function. The Company's correspondent lender underwriting operations are located in its Arizona branch office. As of May 31, 1997, the Company maintained a staff of 10 underwriting teams at its corporate headquarters. Each team consists of three members and is supervised by an underwriting manager who is responsible for training and updating the team on the Company's guidelines and procedures. The team consists of an underwriter who reviews the loan application for conformity with the Company's requirements, an underwriting coordinator who is responsible for obtaining or fulfilling any conditions of loan approval imposed by the underwriter and monitoring the loan documentation process and a customer service representative who is responsible for monitoring communication between the coordinator and the customer (which, depending upon the production channel, may be the borrower, the wholesale broker or the correspondent lender). The Company's underwriters are salaried employees and are not paid commissions based on the number of loans they underwrite or approve; however they may be entitled to receive a bonus if they are eligible to participate in the Company's bonus pool which is calculated based on loans funded. The Company's senior underwriters have an average of 16 years experience in the consumer finance industry.

  The Company's approach to underwriting involves three distinct inquiries into each borrower: the borrower's credit history, capacity to repay, and commitment to home ownership:

  . Credit History. In evaluating the credit history of borrowers, the Company utilizes a number of traditional underwriting methodologies. The Company relies on credit information supplied by "in-file" credit reports from one of the three national credit repositories, Experian, Equifax and

     Transunion. The Company also conducts a detailed review of the applicant's revolving and installment consumer debt, including:

    -Length of overall credit history
    -Number and type of trade references
    -Any patterns of delinquent payments
    -A comparison of the amount of installment and revolving debt to gross annual income
    -The average balance of "revolving" debt compared to available credit
    -Utilization of recently acquired revolving debt
    -Any recent activities that may unduly impact credit bureau risk scores
    -Recent credit inquiries

    The Company also requires that its borrowers have been homeowners for at least one year, that they have not had any late mortgage payments within the last 12 months and that they have not been a defendant in a mortgage foreclosure proceeding at any time. Borrowers who have filed bankruptcies are required to have a period of at least five years elapse since the date of discharge, and to have re-established a credit history during that time.

    The Company also considers the borrower's FICO credit score. The FICO credit scores, available from the three national credit repositories, are calculated by the assignment of weightings to the most predictive data collected by the credit repositories and range from the 400s to the 800s. FICO credit scores have been calibrated to indicate the same level of credit risk regardless of which credit repository is used. The weighted average FICO credit score of loans included in the Company's securitizations has ranged from 670 to 680. The Company uses FICO scores to provide a means of analysis to assist in underwriting to estimate the probability that the proposed loan will be paid in accordance with its terms based on historical origination and statistical data. The Company views a FICO credit score as an excellent tool when combined with traditional underwriting methodology, but not as a replacement of traditional underwriting methodology. The final decision whether to approve a loan rests with the Company's underwriting staff.

  . Capacity to Repay. The Company evaluates a borrower's repayment capacity through a number of underwriting methodologies, including (i) verification of employment and income, which normally includes, for salaried borrowers, two of the most recent consecutive pay stubs showing year-to-date earnings and the previous year's W-2 form and for self-employed borrowers, a minimum of two years of tax returns or other written or telephone verification with employers, (ii) verification of the borrower's type of income to insure stability (i.e., commission, salary, retirement, etc.), (iii) verification of the stated income and occupation of the borrower to determine the likelihood of re-employment in case of job loss (for instance, wage earners exceeding median income levels may suffer delays in re-employment), (iv) assessment of the borrower's occupation and industry to determine the likelihood of continued employment, (v) review of maximum debt-to-income ratios based on the borrower's income levels, (vi) review of the borrower's maximum disposable income requirements, and (vii) verification of the borrower's job history.

  . Commitment to Home Ownership. The Company evaluates a borrower's commitment to home ownership by requiring that all borrowers are not first time buyers, and have previously owned at least one home and have occupied their current residence for at least six months. In addition, the borrowers must have made all mortgage payments on a timely basis over the most recent 12 month period. While these criteria may not be predictive of the likelihood that the borrower will repay the Company's loan, the Company believes it may provide some indication of the borrower's commitment to repay home secured debt.

  Following funding, the Company performs a quality control review on a sampling of 10% of all loans closed and on all loans more than 90 days delinquent. Loans included in the 10% sample are selected on a random, but targeted, basis to ensure the sample covers an adequate cross section of the companies and persons with which the Company does business. The purpose of the review is to verify the existence of all required loan documentation, determine the conformity of the loan to the Company's underwriting guidelines and to determine whether existing delinquencies may be mitigated in future periods through a modification of the Company's underwriting guidelines. All underwriting discrepancies are reported to the Company's senior management in order for appropriate remedial action, training or preventive measures to be implemented.

  In addition, the Company is developing a computerized risk profile score card that will assist management in the analysis of the Company's loan portfolio on a loan level basis. The Company expects that this score card will, in part, utilize the FICO credit score as the basis for the Company's default analysis and attempt to evaluate the credit risk of each borrower based upon the conformity of the borrower's credit profile to certain factors identified by the Company such as income history, median income for similar occupations, regional median income, regional property valuation trends, residual income following loan funding, employment type and stability, length of residency in subject property, mortgage payment history, credit utilization, borrower motivation (i.e.: monthly savings, occupancy), as well as many other factors. This scoring method will allow the Company to track loan defaults by specific borrower characteristics and economic demographics. Accordingly, as trends are identified, the Company can react by culling high-risk loans from its portfolio of loans held for sale or by implementing new underwriting criteria designed to offset the high risk characteristics identified.

  PRIMARY UNDERWRITING GUIDELINES. The following table summarizes the primary underwriting guidelines used by the Company in evaluating a borrower before making a core loan.

                 UNDERWRITING
                CHARACTERISTIC                                 COMMENT
--------------------------------------------------------------------------------------------
     Maximum Loan Amount(1)                                $75,000-$35,000
--------------------------------------------------------------------------------------------
                                                            Owner-occupied
     Occupancy Requirement                                Primary residence
--------------------------------------------------------------------------------------------
     Residency                              Minimum 6 months residency in subject property
--------------------------------------------------------------------------------------------
                                                   Minimum 1 year mortgage history
     Mortgage History                                   No 1st time homebuyers
--------------------------------------------------------------------------------------------
     Mortgage Payment History                          0 x 30 in last 12 months
--------------------------------------------------------------------------------------------
     Credit History                                     Minimum 3 year history
                                          Minimum 4 credit references excluding 1st mortgage
--------------------------------------------------------------------------------------------
     Previous Bankruptcy                               5 years since discharge
--------------------------------------------------------------------------------------------
     Previous Foreclosure--Notice of
      Default                                                Not allowed
--------------------------------------------------------------------------------------------
                                                               40%/$750
     Debt Ratio/Minimum Monthly                               45%/$1,000
      Disposable Income                                       50%/$1,500
--------------------------------------------------------------------------------------------
                                                       30 day payroll statement
     Income Documentation                                  IRS W-2 form(s)
                                             Federal income tax returns for self-employed
--------------------------------------------------------------------------------------------
     Employment Verification              Telephonic verification required prior to funding
--------------------------------------------------------------------------------------------
     Maximum Cash Directly to Borrower(2)
                                                               $25,000

-------------------------------------------------------------------------------

(1) Maximum loan amount ranges from $75,000 for FICO scores of 700 and above to $35,000 for FICO scores between 620 and 639.

(2) Maximum cash that the Company will pay directly to borrowers is $25,000, except in the cases of a previous bankruptcy or a FICO score between 620 and 639, in which case the maximum amount is $5,000.

LOAN SECURITIZATIONS AND SALES

  Since June 1996, the Company has sold substantially all of its core loans through its public securitization program in order to enhance profitability. In securitization transactions, investors purchase senior pass-through certificates evidencing undivided beneficial ownership interests in a pool of loans sold to a trust established for that purpose. The principal and interest payments on loans included in the trust are distributed by the trust to the senior pass-through certificate holders after deducting the servicing fee and certain expenses, and then to the Company as beneficial holder of the residual interest in securitization. The Company recognizes a gain on the sale of loans securitized upon the closing of the securitization, but receives payments over the actual life of the loans securitized. The residual interest in securitization represents, over the estimated life of the loans, the excess of the weighted average interest rate on the pool of loans sold over the sum of the investor pass-through rate, normal servicing fee and the monoline insurance fee. The net present value of that excess (determined based on certain prepayment and loss assumptions) less transaction expenses is recorded as gain on sale at the time of the closing of the securitization.

  The Company conducted two securitizations in 1996, referred to as 1996-1 and 1996-2 and one securitization in the first quarter of 1997 referred to as 1997-1. Of the core loans originated or acquired during 1996 and the three months ended March 31, 1997 by the Company, 51.7% and 100%, respectively, were sold in securitization transactions. The Company securitized an aggregate of $256.7 million of loans in 1996, of which $41.5 million were sold in the 1996-1 private securitization transaction during the second and third quarters of 1996 and $215.2 million were sold in the 1996-2 public securitization transaction during the fourth quarter of 1996. During the three months ended March 31, 1997, $230.6 million of core loans were sold in securitization transactions. Although the Company will not complete a securitization transaction in the second quarter of 1997, the Company currently intends to complete regular securitization transactions, either through private placements or in public offerings; however, there can be no assurance that it will be able to do so. The Company retains the servicing rights (collecting loan payments and handling borrower defaults) to all of the loans it securitizes, and has an agreement with Advanta to subservice its servicing portfolio. See "--Servicing Operations."

  The Company also brokers or sells substantially all of its non-core loans. The Company does not retain any servicing rights with respect to non-core loans. During 1996 and the three months ended March 31, 1997, the Company originated $100.6 million and $0 million, respectively, of non-core loans. The Company expects that the volume of non-core loans originated or acquired by the Company will continue to decrease substantially in the future as the Company continues to focus its efforts and resources on originating and purchasing core loans.

  The Company purchased credit enhancements for the senior interests in the form of insurance policies provided by a monoline insurance company, and, as a result, the senior interests in each trust received a rating of "Aaa" from Moody's Investor Service, Inc. and "AAA" from Standard & Poor's Ratings Group. In future periods, the Company expects to modify the structure of its securitizations by eliminating the use of insurance policies as a means of credit enhancement and providing credit enhancement in the form of a combination of cash reserve accounts and the retention of additional credit risk by the Company.

  The documents governing the Company's securitization program require that the Company establish levels of overcollateralization through application of excess interest spread distributions in order to reduce the principal balances of the senior interests issued by the related trust. The Company's interest in the overcollateralized amount is reflected in the Company's Consolidated Financial Statements as a portion of "residual interest in securitization." To the extent that borrowers default on the payment of principal or interest on the loans, default losses will reduce the overcollateralization to the extent that funds are available and will result in a reduction in the value of the net interest receivable held by the Company. The overcollateralization account will thereafter be replenished from excess interest spread distributions, to the extent required by each securitization pooling and servicing agreement. If payment defaults exceed the amount of overcollateralization, as applicable, the monoline insurance company guarantee will pay any further losses experienced by holders of the senior pass-through certificates. The residual interest in securitization will not be paid until the insurer and the trust are repaid for any losses.

  The Company may be required either to repurchase or to replace loans that do not conform to the representations and warranties made by the Company in the pooling and servicing agreements entered into when the loans are pooled and securitized. To the extent these nonconforming loans breach a warranty made by the correspondent lender or wholesale broker, the Company may require the correspondent lender or wholesale broker to repurchase the nonconforming loan or indemnify the Company against losses. However, no assurance can be given that any correspondent lender or broker will be able to repurchase such nonconforming loan or satisfy its indemnification obligations.

  In June 1996, the Company issued its first asset backed security collateralized by second lien mortgage loans through its subsidiary, Preferred Mortgage SPC Funding Corp. Preferred Mortgage Asset-Backed Certificates, Series 1996-1, consisted of several classes of certificates. Class A Certificates have an initial aggregate principal balance of $41.5 million and were offered through a private offering. The Certificates were structured under the REMIC tax treatment, with credit enhancement and overcollateralization requirement from 3.5% initially to 8.5%. The Company retained the interest in the overcollateralization.

  In December 1996, the Company conducted its second securitization, Series 1996-2, with an initial aggregate principal balance of $280 million through a public offering. Of the initial $280 million, $210 million was settled immediately and the remaining $70 million was settled in January and February, 1997. The initial required overcollateralization was 2.38% with a target of 8.8%. The following table provides certain additional details on the certificates distributed in the second securitization:

                                                                  % OF    WEIGHTED
                            CLASS                                 CLASS   AVERAGE   PASS      BOND
                          PRINCIPAL   % OF OFFERED   PURCHASE   PRINCIPAL   LIFE   THROUGH EQUIVALENT
CLASS/RATING               BALANCES   CERTIFICATES    PRICE      BALANCE    (YRS)   RATES    YIELD
------------             ------------ ------------ ------------ --------- -------- ------- ----------
A-1/AAA/Aaa............. $ 80,200,000     28.7%    $ 80,163,181   100.0%    1.00     6.4%     6.0%
A-2/AAA/Aaa.............   29,800,000     10.6       29,790,755   100.0     2.14     6.3      6.2
A-3/AAA/Aaa.............   43,700,000     15.6       43,685,076   100.0     3.10     6.4      6.3
A-4/AAA/Aaa.............   59,800,000     21.4       59,779,093   100.0     5.02     6.6      6.6
A-5/AAA/Aaa.............   16,300,000      5.8       16,291,208   100.0     7.15     7.0      7.0
A-6/AAA/Aaa.............   50,200,000     17.9       50,165,164   100.0    10.49     7.2      7.2
                         ------------    -----     ------------            -----     ---      ---
Total/Wtd. Avg.......... $280,000,000    100.0%    $279,874,477             4.37     6.8%     6.8%
                         ============    =====     ============            =====     ===      ===

  In March 1997, the Company conducted its third securitization, Series 1997-1, with an initial aggregate principal balance of $200 million through a public offering. Of the initial $200 million, $154.2 million was settled immediately and the remaining $45.8 million was settled in April, 1997. The initial required overcollateralization was 3.0% with a target of 9.6%. The following table provides certain additional details on the certificates distributed in the third securitization:

                                                                  % OF    WEIGHTED
                            CLASS                                 CLASS   AVERAGE   PASS      BOND
                          PRINCIPAL   % OF OFFERED   PURCHASE   PRINCIPAL   LIFE   THROUGH EQUIVALENT
CLASS/RATING               BALANCES   CERTIFICATES    PRICE      BALANCE    (YRS)   RATES    YIELD
------------             ------------ ------------ ------------ --------- -------- ------- ----------
A-1/AAA/Aaa............. $ 47,800,000     23.9%    $ 47,598,698   100.0%     .96     6.2%     6.3%
A-2/AAA/Aaa.............   29,500,000     14.8       29,485,524   100.0     2.16     6.7      6.6
A-3/AAA/Aaa.............   23,200,000     11.6       23,196,269   100.0     3.08     6.9      6.8
A-4/AAA/Aaa.............   50,600,000     25.3       50,594,722   100.0     4.87     7.2      7.1
A-5/AAA/Aaa.............   11,500,000      5.7       11,494,551   100.0     7.18     7.4      7.4
A-6/AAA/Aaa.............   37,400,000     18.7       37,396,374   100.0    10.65     7.6      7.6
                         ------------    -----     ------------            -----     ---      ---
Total/Wtd. Avg.......... $200,000,000    100.0%    $199,766,138             4.54     7.3%     7.3%
                         ============    =====     ============            =====     ===      ===

  The following table provides certain delinquency, bankruptcy, curtailment and prepayment information for each of the Company's securitization trusts, prior to any potential recoveries, as of March 31, 1997:

                    DELINQUENCY TABLE AS OF MARCH 31, 1997
                            (DOLLARS IN THOUSANDS)

                               1996-1            1996-2            1997-1
                          ----------------  ----------------  ----------------
                                     % OF              % OF              % OF
                          PRINCIPAL TOTAL   PRINCIPAL TOTAL   PRINCIPAL TOTAL
                           BALANCE  LOANS    BALANCE  LOANS    BALANCE  LOANS
                          --------- ------  --------- ------  --------- ------
Current..................  $37,502   96.17% $274,288   97.94% $156,201   98.65%
                           =======  ======  ========  ======  ========  ======
Delinquency:
  30-59 days.............      509    1.31%    2,390    0.85%    1,908    1.20%
  60-89 days.............      180    0.46       684    0.24        98    0.06
  90+ days...............      370    0.95     1,486    0.53       --     0.00
                           -------  ------  --------  ------  --------  ------
    Total................    1,059    2.72%    4,560    1.62%    2,006    1.26%
                           =======  ======  ========  ======  ========  ======
    Total Pool Balance...  $38,993  100.00% $280,068  100.00% $158,345  100.00%
                           =======  ======  ========  ======  ========  ======

--------
(1) Cumulative totals since June 1996 for 1996-1 and December 1996 for 1996-2 and March 1997 for 1997-1.

(2) As a percentage of original pool balance.

(3) Including a $511,000 gross default loss during the first quarter of 1997 (14 loans).

  Based upon existing performance data reviewed by the Company, management believes that a majority of all loans more than 90 days delinquent will eventually become default losses. The documents governing the Company's securitization transactions generally do not permit the Company to recognize a default loss on its delinquent loans until the loan is 180 days or more delinquent. Accordingly, while default losses on loans over 90 days delinquent are expected, the losses will only be recognized at such time as the loan becomes 180 days or more contractually delinquent. Of all loans 90 days or more delinquent at March 31, 1997, $569.9 or 19 loans were from 90 to 119 days delinquent, $542.8 or 17 loans were from 120 to 149 days delinquent and $743.3 or 19 loans were from 150 to 179 days delinquent.

  As of March 31, 1997, the Company had recognized default losses on 14 loans having an aggregate principal balance of $511,000, all of which were originally included in the Company's 1996-1 securitization transaction. As the Company's pools season and the volume of loans originated or purchased by the Company increases, the Company anticipates that the dollar volume of delinquencies and default losses (both on an absolute basis and as a percentage of the principal amount of loans securitized) will increase. Under the documentation for the Company's securitization transactions, the Company is required to recognize default losses on 100% of the net principal balance of any loans 180 days or more delinquent, without regard to any potential recovery that may be available upon liquidation. While the Company seeks to liquidate its defaulted loans, any recovery would be reflected in periods following the period during which the loss is recognized and reduce the overall losses in the later period. While the Company expects to be able to realize some recovery on its defaulted loans, the Company does not expect such recoveries to have a material impact on the Company's financial condition or results of operations. In calculating the value of its residual interest in securitization, the Company assumes that recoveries following a default loss will be zero.

SERVICING OPERATIONS

  Servicing. Since March 1996, the Company has retained the servicing rights (collecting loan payments and handling borrower defaults) to all of the loans it securitized. On March 8, 1996, the Company entered into a servicing agreement with Advanta to subservice all of its current and ongoing loan production in addition to the Pooling and Servicing Agreements which govern the servicing of loans under securitization. Outsourcing servicing allows the Company to increase the volume of loans it originates and acquires without incurring the overhead investment associated with servicing operations. At March 31, 1997, the Company's servicing portfolio was $570.9 million, consisting of loans sold in securitization transactions and loans held for sale.

  Servicing includes collecting and remitting loan payments, making required advances, accounting for principal and interest, making required inspections of the mortgaged property, contacting delinquent borrowers and supervising foreclosures and property dispositions in the event of unremedied defaults in accordance with the Company's guidelines. Under the Advanta Agreement, the Company is obligated to pay Advanta a monthly servicing fee in the amount of
 .55% per annum on the declining principal balance of each loan serviced until such loan is sold in a securitization transaction, and thereafter the servicing is increased to .65% per annum. In addition, the Company is obligated to pay Advanta a set-up fee of $15 per loan for servicing. Advanta is required to pay all expenses related to the performance of its duties under the Advanta Agreement. Further, Advanta is required to make advances of taxes and required insurance premiums that are not collected from borrowers with respect to any mortgage loan, only if it determines that such advances are recoverable from the mortgagor, insurance proceeds or other sources with respect to such mortgage loan. If such advances are made, Advanta generally will be reimbursed prior to the Company receiving the remaining proceeds. Advanta also will be entitled to reimbursement by the Company for expenses incurred by it in connection with the liquidation of defaulted mortgage loans and in connection with the restoration of mortgaged property. If claims are not made or paid under applicable insurance policies or if coverage thereunder has ceased, the Company will suffer a loss to the extent that the proceeds from liquidation of the mortgaged property, after reimbursement of Advanta's expenses in the sale, are less than the principal balance of the related mortgage loan.

  The Company may terminate the Advanta Agreement upon the occurrence of one or more of the events specified in the Advanta Agreement generally relating to Advanta's proper and timely performance of its duties and obligations under the Advanta Agreement. Either the Company or Advanta may terminate the Advanta Agreement without cause upon 90 days' written notice to the other party. If the Company terminates the Advanta Agreement without cause, the Company must pay a termination fee of 1% of the aggregate principal balance of the mortgage loans being serviced by Advanta at such time. If the Company transfers servicing of any amount of mortgage loans being serviced by Advanta to another servicer without terminating the Advanta Agreement, the Company must pay $100 per mortgage loan transferred. With respect to mortgage loans securitized by the Company, the Company cannot terminate Advanta without the approval of the other parties to the securitization transaction.

  Advanta is entitled to retain any late payment charges, penalties and assumption fees collected in connection with the mortgage loans. Advanta receives any benefit derived from interest earned on collected principal and interest payments between the date of collection and the date of remittance to the Company and from interest earned on tax and insurance impound funds. Advanta is required to remit to the Company no later than the 25th day of each month all principal and interest collected from borrowers during the monthly reporting period.

  Delinquencies and Foreclosures. Loans originated or acquired by the Company are secured by mortgages, deeds of trust, security deeds or deeds to secure debt, depending upon the prevailing practice in the state in which the property securing the loan is located. Depending on local law, foreclosure is effected by judicial action or nonjudicial sale, and is subject to various notice and filing requirements. In general, the borrower, or any person having a junior encumbrance on the real estate, may cure a monetary default by paying the entire amount in arrears plus other designated costs and expenses incurred in enforcing the obligation during a statutorily prescribed reinstatement period. Generally, state law controls the amount of foreclosure expenses and costs, including attorneys fees, which may be recovered by a lender. After the reinstatement period has expired without the default having been cured, the borrower or junior lienholder no longer has the right to reinstate the loan and may be required to pay the loan in full to prevent the scheduled foreclosure sale. Where a loan has not yet been sold or securitized, the Company will generally allow a borrower to reinstate the loan up to the date of foreclosure sale. Although foreclosure sales are typically public sales, third-party purchasers rarely bid in excess of the lender's mortgage because of the difficulty of determining the exact status of title to the property, the possible deterioration of the property during the foreclosure proceedings and a requirement that the purchaser pay for the property in cash or by cashier's check. Thus, the foreclosing lender often purchases the property from the trustee or referee for an amount equal to the sum of the principal amount outstanding under the loan, accrued and unpaid interest and the expenses of foreclosure. Depending on market conditions, the ultimate proceeds of the sale may not equal the lender's investment in the property.

  The Company generally has chosen not to pursue foreclosures due to the cost involved and the likelihood that little or no proceeds would remain to be paid to the Company after the satisfaction of the first mortgage on the property. Instead of pursuing foreclosure, the Company and Advanta have adopted an aggressive preventive policy to attempt to avoid foreclosure proceedings. Under this policy, Advanta will first call a borrower if the loan payment is five days late, with late fees being imposed as permitted by law. This first call is designed to determine the reason the loan payment is late and encourage borrowers to make payments on time. Advanta continues an aggressive loan collection policy, including telephone calls and written correspondence to borrowers, up until the loan payment is more than 90 days delinquent. After a loan becomes 90 days delinquent, Advanta escalates its collection procedures and has the option to take steps such as garnishing the borrowers wages. Because of the high LTV of the Company's products, during this escalated collection process non-equity collection methods are typically pursued, instead of foreclosure. The Company's loans are mandatorily charged-off when they become 180 days delinquent, even though there is still a possibility that amounts may be recovered.

  The following table sets forth the combined delinquency and foreclosure experience of: (i) loans held for sale or securitization included in the Company's servicing portfolio and (ii) securitized loans originated by the Company and serviced by Advanta for the periods indicated.

                               JUNE 30,  SEPTEMBER 30, DECEMBER 31, MARCH 31,
                                 1996        1996          1996       1997
                               --------  ------------- ------------ ---------
Total loans serviced.........  $44,596      $50,965      $330,759   $570,920
                               -------      -------      --------   --------
Loan count...................    1,321        1,533         9,669     16,627
                               -------      -------      --------   --------
30-59 days delinquent........  $   267      $   173      $  2,653   $  5,089
60-89 days delinquent........       34           50           980      1,041
90 days or more delinquent...       74          206         1,420      4,572
                               -------      -------      --------   --------
    Total delinquencies......  $   375      $   429      $  5,053   $ 10,702
                               =======      =======      ========   ========
Default losses...............  $   --       $   --       $    --    $    511(1)
% of total principal of loans
 serviced:
  30-59 days delinquent......    0.599%       0.339%        0.802%     0.891%
  60-89 days delinquent......    0.076        0.098         0.296      0.182
  90 days or more
   delinquent................    0.166        0.404         0.429      0.801
                               -------      -------      --------   --------
    Total delinquencies......    0.841%       0.841%        1.527%     1.874%
                               =======      =======      ========   ========
Default losses...............      -- %         -- %          -- %     0.090%

--------
(1) At March 31, 1997, the Company recognized default losses on 14 loans having an aggregate principal balance of $511,000, all of which were originally included in the Company's 1996-1 securitization.

  While information concerning the three securitizations which included loans originated and acquired by the Company disclose no aggregate default losses until February 1997, the Company's loans included in these securitizations have been outstanding for a relatively short period of time. Consequently, the delinquencies, foreclosures and loss experience to date on any particular loan pool may not be indicative of results to be experienced in the future on that particular loan pool or on any of the Company's other loan pools.

COMPETITION

  The consumer finance market is highly competitive. One of the primary distinctions among market participants is type of loan products offered. The Company competes with a number of finance companies providing financing programs to individuals who cannot qualify for traditional home equity financing due to a lack of equity in their homes. To a lesser extent the Company competes with commercial banks, savings and loan associations, credit unions, insurance companies and captive finance arms of major manufacturing companies that apply more traditional lending criteria to the consumer credit approval process. Many of these competitors or potential competitors are substantially larger and have significantly greater capital and other resources than the Company. In the future, the Company may also face competition from government-sponsored entities, such as Fannie Mae and Freddie Mac.

REGULATION

  The operations of the Company are subject to extensive regulation, supervision and licensing by federal, state and local government authorities. Regulated matters include, without limitation, loan origination, credit activities, maximum interest rates and finance and other charges, disclosure to customers, the terms of secured transactions, the collection, repossession and claims handling procedures utilized by the Company, multiple qualification and licensing requirements for doing business in various jurisdictions and other trade practices.

  The Company's loan origination activities are subject to the laws and regulations in each of the states in which those activities are conducted. The Company's activities as a lender are also subject to various federal laws including the Truth in Lending Act, the Real Estate Settlement Procedures Act, the Equal Credit Opportunity Act, the Home Mortgage Disclosure Act and the Fair Credit Reporting Act.

  The Truth in Lending Act ("TILA") and Regulation Z promulgated thereunder contain disclosure requirements designed to provide consumers with uniform, understandable information with respect to the terms and conditions of loans and credit transactions in order to give them the ability to compare credit terms. TILA also guarantees consumers a three day right to cancel certain credit transactions including loans of the type originated by the Company. Management of the Company believes that it is in substantial compliance in all material respects with TILA.

  The Company is also required to comply with the Equal Credit Opportunity Act of 1974, as amended ("ECOA"), which prohibits creditors from discriminating against applicants on the basis of race, color, sex, age or marital status. Regulation B promulgated under ECOA restricts creditors from obtaining certain types of information from loan applicants. It also requires certain disclosures by the lender regarding consumer rights and requires lenders to advise applicants of the reasons for any credit denial. In instances where the applicant is denied credit or the rate or charge for loans increases as a result of information obtained from a consumer credit agency, another statute, the Fair Credit Reporting Act of 1970, as amended, requires lenders to supply the applicant with the name and address of the reporting agency. The Company is also subject to the Real Estate Settlement Procedures Act and is required to file an annual report with the Department of Housing and Urban Development pursuant to the Home Mortgage Disclosure Act.

  In addition, the Company is subject to various other federal and state laws, rules and regulations governing, among other things, the licensing of, and procedures that must be followed by, mortgage lenders and servicers, and disclosures that must be made to consumer borrowers. Failure to comply with these laws may result in civil and criminal liability and may, in some cases, give consumer borrowers the right to rescind their mortgage loan transactions and to demand the return of finance charges paid to the Company.

  In the course of its business, the Company may acquire properties securing loans that are in default through foreclosure proceedings. There is a risk that hazardous or toxic waste could be found on such properties. In such event, the Company could be held responsible for the cost of cleaning up or removing such waste, and such cost could exceed the value of the underlying properties.

  Because the Company's business is highly regulated, the laws, rules and regulations applicable to the Company are subject to regular modification and change. There are currently proposed various laws, rules and regulations which, if adopted, could impact the Company. There can be no assurance that these proposed laws, rules and regulations, or other such laws, rules or regulations, will not be adopted in the future which could make compliance much more difficult or expensive, restrict the Company's ability to originate, broker, purchase or sell loans, further limit or restrict the amount of commissions, interest and other charges earned on loans originated, brokered, acquired or sold by the Company, or otherwise adversely affect the business or prospects of the Company.

EMPLOYEES

  As of May 31, 1997, the Company employed 351 persons. Of the total number of employees at such date, 207 were located at the Company's headquarters in Irvine, California and 144 in the Company's branch offices. None of the Company's employees is subject to a collective bargaining agreement. The Company believes that its relations with its employees are good.

PROPERTIES

  The executive and administrative offices of the Company are located at 3347 Michelson Drive, Irvine, California, and consist of approximately 47,000 square feet. The lease on these premises extends through March 31, 2002, and the current annual rental is approximately $1,369,000.

  The Company also leases space for its branch offices. The Company has been able to maintain low overhead expenses by leasing space in office complexes located in accessible, but non-prime locations. These facilities aggregate approximately 22,000 square feet, with an annual aggregate base rental of approximately $342,000. The offices range in size from 1,200 to 4,000 feet with lease terms typically ranging from three to five years. In general, the leases expire between 1997 and 2001, and several lease agreements contain options to extend the term of the lease.

  The Company believes that its facilities are adequate for its current needs and that additional space is available for future expansion.

LEGAL PROCEEDINGS

  The Company is involved from time to time in routine litigation arising in the normal course of its business. The Company believes that it is not a party to any material pending litigation which, if decided adversely to the Company, would have a significant adverse effect on the business, income, assets or operations of the Company. The Company is not aware of any material threatened litigation that might involve the Company.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  Information with respect to the directors and executive officers as of June 18, 1997 is as follows:

 NAME                            AGE POSITION
 ----                            --- --------
                                     Chairman of the Board and Chief Executive
 Todd A. Rodriguez..............  29 Officer
 Walter F. Villaume.............  36 President, Secretary and Director
 Terrance J. Wolfe..............  43 Chief Credit Officer
 Li-Lin Ko......................  47 Chief Financial Officer
                                     Executive Vice President--Operations and
 Jo Ann Niffenegger.............  33 Director
 John B. Shurance...............  35 Chief Information Officer
 James T. Heaton(1)(2)..........  42 Director
 Robert K. George(1)(2).........  48 Director

--------
(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

  Todd A. Rodriguez founded the Company in 1989, and he has served as the Company's Chief Executive Officer and Chairman of the Board since its incorporation. Mr. Rodriguez has had over 10 years of experience in the mortgage banking industry.

  Walter F. Villaume joined the Company as a Director in 1992 and became its President in December 1995. Mr. Villaume is an attorney, and has been licensed to practice law in the State of California since 1985. From 1990 to November 1994, Mr. Villaume had an independent practice specializing in real estate and corporate law, during which time, he was outside general counsel to the Company and acting as the Company's secretary since January 1992. Mr. Villaume is also the founder and former owner of Pacific Prime Mortgage Corporation, the Company's largest wholesale broker.

  Terrance J. Wolfe joined the Company in February 1995 as a consultant, and became Chief Credit Officer of the Company in December 1996. Prior to joining the Company, Mr. Wolfe founded, owned and served as president of American Home Capital from 1989 to 1994. Mr. Wolfe has an extensive background in secondary marketing, serving as Senior Vice President--Secondary Marketing for Cal Star Financial Services, Senior Vice President--Secondary Marketing for BrooksAmerica and Senior Vice President--Secondary Marketing for Century National Mortgage Corporation.

  Li-Lin Ko joined the Company as its Chief Financial Officer in September 1995. Ms. Ko has over eight years of experience as a Chief Financial Officer, serving from 1994 to 1995 at General American Financial Corporation and from 1988 to 1994 at Plaza Home Mortgage Corp. Prior to 1988, Ms. Ko was the Director of Internal Audit at Beverly Hills Savings & Loan Association. Ms. Ko is a certified public accountant.

  Jo Ann Niffenegger joined the Company in March 1995 as the Loan Closing Manager and became a director in June 1997. In 1995, Ms. Niffenegger became the Company's Executive Vice President--Operations, the position which she currently holds. From 1992 to February 1995, Ms. Niffenegger was the Assistant Vice President--Finance for Bankers United Funding Corporation.

  John B. Shurance has been the Chief Information Officer since he joined the Company in 1995. From 1992 to 1995, Mr. Shurance was a Product Specialist-- Productivity Services Group and a Research and Development Manager for Micro-Frame Technologies Inc. From 1990 to 1995, Mr. Shurance was a Senior Partner with JB & Associates, a computer software and network consulting business.

  James T. Heaton joined the Company as a director in June 1997. Mr. Heaton is currently serving as Vice President Business Development for Silver America, Inc., a contract manufacturer. Over the past fifteen years, he has acquired executive-level experience in the plastic injection molding industry, where his positions have included Vice President Business Development, Sales Manager, General Manager, and President/CEO.

  Robert K. George joined the Company as a director in June 1997. Mr. George has for the last five years been Managing Partner of the law firm of George & Shields, specializing in real estate law, corporate law and financial transactions. Mr. George has been a Member of the State Bar of California since 1974. Having been in private practice for over twenty years, Mr. George has also served as a Judge Pro Tem for the Los Cerritos Municipal Court. Mr. George is a licensed real estate broker and is involved with the California Association of Mortgage Brokers. He has served as a board member of many organizations including the Bank of Lakewood, an independent community bank, and Ergo-Tech International Inc., a manufacturing corporation.

BOARD COMMITTEES

  The Company's Board has recently established an Audit Committee and a Compensation Committee. The Audit Committee's functions include recommending to the Board the engagement of the Company's independent certified public accountants, reviewing with those accountants the plan and results of their audit of the financial statements and determining the independence of the accountants. The Compensation Committee reviews and makes recommendations with respect to compensation of officers and key employees, and is responsible for the grant of options under the Company's Stock Option Plan.

DIRECTOR COMPENSATION

  Directors are elected annually to serve until the next annual meeting of stockholders and until their successors are elected and qualified. Non-employee directors of the Company are currently paid $2,500 for their personal attendance at any meeting of the Board and $1,000 for attendance at any telephonic meeting of the Board or at any meeting of a committee of the Board. Directors also are reimbursed for their reasonable travel expenses incurred in attending Board or committee meetings. Pursuant to the terms of the 1996 Plan, each non-employee director is automatically granted a stock option to purchase 10,000 shares of Common Stock at fair market value on the date such director is appointed to the Board and 3,500 shares of Common Stock at fair market value annually thereafter. See "Management--Stock Option Plan."

EXECUTIVE COMPENSATION

  The following table sets forth both cash and non-cash compensation paid or to be paid by the Company to, Todd A. Rodriguez, the Chief Executive Officer of the Company, and the three other most highly compensated executive officers whose compensation exceeded $100,000 (the "Named Executive Officers"), for the year ended December 31, 1996:

                          SUMMARY COMPENSATION TABLE

                                                                         LONG TERM
                                           ANNUAL COMPENSATION          COMPENSATION
                                      --------------------------------  ------------
                                                                         NUMBER OF
                          FISCAL YEAR                                    SECURITIES
 NAME AND PRINCIPAL          ENDED                        OTHER ANNUAL   UNDERLYING
 POSITION                 DECEMBER 31  SALARY      BONUS  COMPENSATION   OPTIONS(1)
 ------------------       ----------- --------    ------- ------------  ------------
Todd A. Rodriguez........    1996     $285,000        --    $164,879(3)     28,452
  Chief Executive
   Officer(2)
Walter F. Villaume.......    1996     $287,870        --    $117,350(4)     28,452
  President(2)
Terrance J. Wolfe........    1996     $ 20,000(5)     --    $172,459(6)  1,138,110
  Chief Credit Officer(2)
Li-Lin Ko................    1996     $104,300    $25,000        --         59,970
  Chief Financial
   Officer(2)

--------
(1) See "--Stock Option Plan," below.

(2) For a description of the employment contract between this officer and the Company, see "Employment Agreements" below.

(3) This amount consists of distribution of S Corporation profits in the amount of $109,650, lease and insurance payments on an automobile equal to $21,974 and other miscellaneous perquisites equal to $33,255.

(4) This amount consists of distribution of S Corporation profits in the amount of $105,350 and miscellaneous perquisites equal to $12,000.

(5) This amount represents one month's base salary. On December 1, 1996, Mr. Wolfe entered into an employment agreement with the Company pursuant to which he is paid an annual base salary of $240,000.

(6) This amount consists solely of amounts paid to Mr. Wolfe in compensation for services he provided to the Company as an independent contractor.

EMPLOYMENT AGREEMENTS

  The Company and Todd A. Rodriguez have entered into a five year employment agreement, effective as of September 1, 1996, pursuant to which Mr. Rodriguez will serve as Chief Executive Officer of the Company, and will be entitled to an annual base salary of $420,000, subject to increase at the discretion of the Board. In addition, the employment agreement provides for payment of an annual bonus to Mr. Rodriguez equal to 2.5% of the Company's earnings before taxes, as set forth in the Company's annual audited financial statements. During the term of the employment agreement, the Company is obligated to maintain officers and directors liability insurance that would cover Mr. Rodriguez in an amount of no less than $5,000,000. The employment agreement also provides that the Company shall take action within its powers to include Mr. Rodriguez among the slate of directors proposed to be nominated by the Board at any applicable stockholders meeting.

  Mr. Rodriguez's employment agreement terminates on August 31, 2001 unless sooner terminated pursuant to its terms. The Company may terminate the employment agreement for "cause" effective immediately upon written notice thereof to Mr. Rodriguez. For "cause" includes an act of fraud, embezzlement or similar conduct involving the Company; any arrest for a violation of any criminal statute constituting a felony if the Board reasonably determines that the continuation of Mr. Rodriguez's employment after such event would have a adverse impact on the operations or reputation of the Company in the financial community; or a continuing, repeated willful failure or refusal of Mr. Rodriguez to perform his duties. If Mr. Rodriguez's employment is terminated without cause, he will be entitled to a severance payment equal to three times the greater of (i) the base salary and bonus received during the immediately preceding year, or (ii) the base salary and bonus for the current year to be determined on a pro rata basis. In addition, upon termination without cause, all options granted to Mr. Rodriguez over the term of the employment agreement become immediately exercisable and remain exercisable for a period of twelve months. Finally, so long as Mr. Rodriguez beneficially owns 10% or more of the outstanding shares of Common Stock of the Company, or, collectively with Walter Villaume, beneficially owns 20% or more of the outstanding shares of the Company's Common Stock, the Company may not terminate him under any circumstances.

  The Company and Walter F. Villaume have entered into a five year employment agreement, effective as of September 1, 1996, pursuant to which Mr. Villaume will serve as President of the Company, and will be entitled to an annual base salary of $420,000, subject to increase at the discretion of the Board. In addition, the employment agreement provides for payment of an annual bonus to Mr. Villaume equal to 2.5% of the Company's earning before taxes, as set forth in the Company's annual audited financial statements. During the term of the employment agreement, the Company is obligated to maintain officers and directors liability insurance that would cover Mr. Villaume in an amount of no less than $5,000,000. The employment agreement also provides that the Company shall take action within its powers to include Mr. Villaume among the slate of directors proposed to be nominated by the Board at any applicable stockholders meeting. The employment agreement terminates on August 31, 2001 unless sooner terminated pursuant to its terms. Mr. Villaume's employment contract contains identical termination provisions as those contained in Mr. Rodriguez' employment contract which are described above.

  The Company and Terrance J. Wolfe have entered into a five year employment agreement, effective as of December 1, 1996, pursuant to which Mr. Wolfe will serve as Chief Credit Officer of the Company, and will be entitled to an annual base salary of $240,000, subject to increase at the discretion of the Board. The employment agreement terminates on November 31, 2001 unless sooner terminated pursuant to its terms. The employment agreement contains standard intellectual property assignment and non-disclosure provisions designed to safeguard the Company's intellectual property, including its underwriting system.

  The Company and Li-Lin Ko have entered into an employment agreement, effective as of September 14, 1995, pursuant to which Ms. Ko will serve as Chief Financial Officer of the Company, and will be entitled to an annual base salary of $110,000, subject to increase at the discretion of the Board.

  The Company and John B. Shurance have entered into a five year employment agreement, effective as of April 1, 1997, pursuant to which Mr. Shurance will serve as Chief Information Officer of the Company, and will be entitled to an annual base salary of $240,000, subject to increase at the discretion of the Board. The employment agreement terminates on March 31, 2002 unless sooner terminated pursuant to its terms. The employment agreement contains standard intellectual property assignment and non-disclosure provisions designed to safeguard the Company's intellectual property, including its loan management system.

  Other than Mr. Rodriguez, Mr. Villaume, Mr, Wolfe, Ms. Ko and Mr. Shurance, officers are appointed by and serve at the discretion of the Board.

STOCK OPTION GRANTS

  The following table sets forth information regarding stock options granted in 1996 to the Named Executive Officers.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                      POTENTIAL REALIZABLE
                                                                     VALUE AT ASSUMED ANNUAL
                                                                      RATES OF STOCK PRICE
                                                                     APPRECIATION FOR OPTION
                                      INDIVIDUAL GRANTS                      TERM(3)
                         ------------------------------------------- -----------------------
                                    PERCENT OF
                                      TOTAL
                         NUMBER OF   OPTIONS
                         SECURITIES GRANTED TO  EXERCISE
                         UNDERLYING EMPLOYEES   OR BASE
                          OPTIONS   IN FISCAL    PRICE    EXPIRATION
NAME                     GRANTED(1)  YEAR(1)   ($/SH.)(2)    DATE        5%          10%
----                     ---------- ---------- ---------- ---------- ----------- -----------
Todd A. Rodriguez.......    28,452      2.0%     $1.33     12/20/06  $   934,933 $ 1,476,659
Walter F. Villaume......    28,452      2.0       1.33     12/20/06      934,933   1,476,659
Terrance J. Wolfe....... 1,138,110     81.5       2.11     12/20/06   36,510,569  58,180,183
Li-Lin Ko...............    59,970      4.3        .92     12/20/06    1,995,202   3,137,031

--------
(1) Options covering an aggregate of 1,397,256 shares were granted to employees of the Company and its subsidiaries during the year ended December 31, 1996.

(2) The exercise price and the tax withholding obligations related to exercise may be paid by delivery of already owned shares, subject to certain conditions.

(3) The potential realizable value is based on the term of the option at the time of grant which is ten years for each of the options set forth in the table. All amounts have been calculated using an initial public offering price of $21.50 per share and at assumed annual rates of stock appreciation of 5% and 10% thereafter. The potential realizable value is not intended to forecast the future appreciation of the Common Stock.

STOCK OPTIONS

  The following table summarizes information with respect to the number of shares of Common Stock underlying stock options held by the Named Executive Officers at December 31, 1996 and the value of unexercised options at December 31, 1996, based upon the estimated offering price of $21.50 per share less the exercise price thereof. None of the Named Executive Officers exercised any options during 1996.

                       AGGREGATED YEAR-END OPTION VALUES

                               NUMBER OF SECURITIES
                              UNDERLYING UNEXERCISED     VALUE OF UNEXERCISED
                                    OPTIONS AT          IN-THE-MONEY OPTIONS AT
                                 DECEMBER 31, 1996       DECEMBER 31, 1996(1)
                             ------------------------- -------------------------
NAME                         EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
----                         ----------- ------------- ----------- -------------
Todd A. Rodriguez...........    28,452          --     $  573,877   $       --
Walter F. Villaume..........    28,452          --        573,877           --
Terrance J. Wolfe...........   426,792      711,318     8,275,497    13,792,456
Li-Lin Ko...................    59,970          --      1,234,183           --

--------
(1) Value of unexercised options has been calculated using an initial public offering price of $21.50 per share.

STOCK OPTION PLAN

  In December 1996, the Company adopted its 1996 Plan. Each director, officer, employee and consultant of the Company or any of its current or future subsidiaries is eligible to be considered for the grant of awards under the 1996 Plan. The maximum number of shares of Common Stock that may be issued pursuant to awards granted under the 1996 Plan is 1,707,162, subject to certain adjustments to prevent dilution. Any shares of Common Stock subject to an award which for any reason expires or terminates unexercised are again available for issuance under the 1996 Plan.

  The 1996 Plan will be administered by the Compensation Committee or another committee of two or more non-employee directors appointed by the Board (the "Committee"). Subject to the provisions of the 1996 Plan, the Committee will have full and final authority to select the executives and other employees to whom awards will be granted thereunder, to grant the awards and to determine the terms and conditions of the awards and the number of shares to be issued pursuant thereto; provided, however, that under the terms of the 1996 Plan, non-employee directors are automatically granted Non-Statutory Stock Options to purchase 10,000 shares of Common Stock upon initial election to the Board and then 3,500 shares of Common Stock upon each reelection to the Board at its fair market value on the date of grant.

  Awards. The 1996 Plan authorizes the issuance of awards consisting of options to purchase the Company's Common Stock, which options may be designated either Incentive Stock Options or Non-Statutory Stock Options. An award may provide for the issuance of Common Stock for any lawful consideration, including services rendered or, to the extent permitted by applicable state law, to be rendered.

  An award granted under the 1996 Plan to an employee may include a provision conditioning or accelerating the receipt of benefits, either automatically or in the discretion of the Committee, upon the occurrence of specified events, such as a change of control of the Company, an acquisition of a specified percentage of the voting power of the Company or a dissolution, liquidation, merger, reclassification, sale of substantially all of the property and assets of the Company or other significant corporate transaction.

  An award under the 1996 Plan may permit the recipient to pay all or part of the purchase price of the shares or other property issuable pursuant to the award, and/or to pay all or part of the recipient's tax withholding obligations with respect to such issuance, by delivering previously owned shares of capital stock of the Company or other property, or by reducing the amount of shares or other property otherwise issuable pursuant to the award. If an option granted under the 1996 Plan permitted the recipient to pay for the shares issuable pursuant thereto with previously owned shares, the option may grant the recipient the right to "pyramid" his or her previously owned shares, i.e., to exercise the option in successive transactions, starting with a relatively small number of shares and, by a series of exercises using shares acquired from each transaction to pay the purchase price of the shares acquired in the following transaction, to exercise the option for a larger number of shares with no more investment than the original share or shares delivered.

  Plan Duration. The 1996 Plan became effective upon its adoption by the Board on December 31, 1996, and was approved by the Company's stockholders on December 31, 1996. As of the date hereof, the Company has granted options covering 1,397,256 shares of Common Stock to certain executive officers of the Company, with exercise prices ranging from $.92 to $2.11 per share. No awards may be granted under the 1996 Plan after December 31, 2006. Although any award that was duly granted on or prior to such date may thereafter be exercised or settled in accordance with its terms, no shares of Common Stock may be issued pursuant to any award made after December 31, 2006.

  Amendments. The Committee may amend or terminate the 1996 Plan at any time and in any manner, subject to the following: (i) no recipient of any award may, without his or her consent, be deprived thereof or of any of his or her rights thereunder or with respect thereto as a result of such amendment or termination; and (ii) if any rule or regulation promulgated by the Securities and Exchange Commission (the "Commission"), the Internal Revenue Service or any national securities exchange or quotation system upon which any of the Company's securities are listed requires that any such amendment be approved by the Company's stockholders, then such amendment will not be effective until it has been approved by the Company's stockholders.

  Form S-8 Registration. The Company intends to file a registration statement under the Securities Act to register the 1,707,162 shares of Common Stock reserved for issuance under the 1996 Plan. Such registration statement is expected to be filed shortly following the date of this Prospectus and will become effective immediately upon filing with the Commission. Shares issued under the 1996 Plan after the effective date of such registration statement generally will be available for sale to the public without restriction, except for shares issued to affiliates of the Company, which will remain subject to the volume and manner of sale limitations of Rule 144 and a 180 day lock-up agreement. See "Underwriting." Options to purchase 1,417,256 shares of Common Stock have previously been granted under the 1996 Plan.

401(K) PLAN

  Effective for the 1996 fiscal year, the Board adopted a defined contribution 401(k) profit-sharing plan (the "401(k) Plan") intended to qualify under
Section 401 of the Internal Revenue Code of 1986, as amended (the "Code"). Employees of the Company who are at least 18 years of age and who have completed a six month eligibility period are eligible to participate in the 401(k) Plan by contributing to the plan on the first day of each month. A participating employee may make pre-tax contributions, subject to limitations under the Code, of a percentage (not to exceed 20%) of his or her total compensation and may direct such contributions into one or more investment options offered by the 401(k) Plan. Employee contributions and the investment earnings thereon will be fully vested at all times. The Company, at its discretion, may make matching contributions in an amount equal to a percentage of employee contributions and additional profit-sharing contributions for the benefit of eligible participating employees. To date, the Company has not made matching contributions. Additional employer profit-sharing contributions, if any, will be allocated to each such eligible participating employee's account in the same proportion that such eligible participating employee's compensation bears to all participating employees' compensation. All contributions are allocated to the employee's individual account.

                             CERTAIN TRANSACTIONS

  The information set forth herein briefly describes certain transaction between the Company and certain affiliated parties. Future transactions with affiliated parties will be approved by a majority of the Company's disinterested directors and will be on terms no less favorable to the Company than those that could be obtained from unaffiliated parties.

  Pacific Prime Mortgage Corporation, an entity formerly owned by Walter F. Villaume, the President of the Company, is currently the largest producing wholesale broker of the Company. In 1995 and 1996, Pacific Prime Mortgage Corporation was paid $1,475,000 and $9,222,400, respectively, by the Company in connection with its loan origination activities. In October 1996, Mr. Villaume sold his interest in Pacific Prime Mortgage Corporation to his partner John Heatly. Prior to such sale the Company had paid Pacific Prime Mortgage Corporation $5,003,787 for loan origination activities conducted from January 1, 1996 to September 30, 1996. Mr. Heatly holds a warrant to purchase 47,424 shares of the Company's Common Stock at an exercise price of $2.25. Such warrant expires on the earlier to occur of December 31, 2006 or the date on which Pacific Prime Mortgage Corporation ceases to do business with the Company. The Company anticipates that Pacific Prime Mortgage Corporation will continue to be one of its largest, if not the largest, producing wholesale brokers. See "Description of Capital Stock--Warrants."

  Pursuant to an employment agreement between the Company and John B. Shurance, the Company licensed certain loan management software from Mr. Shurance. In 1996 and 1995, the Company paid Mr. Shurance $171,480 and $97,020, respectively, in license fees. Additionally, the Company purchased approximately $36,000 in computer hardware and supplies from Mr. Shurance during that same two year period. The employment agreement was amended on April 1, 1997 to eliminate the license fee arrangement. See "Management-- Employment Agreements."

  In December 1996, the Company purchased in a bulk acquisition $136.0 million of core loans from CSFB Mortgage, a warrant holder of the Company, in order to complete its second securitization transaction. These loans had previously been originated by the Company and sold to CSFB Mortgage pursuant to a whole loan sale facility between the Company and CSFB Mortgage. The loans were sold to CSFB Mortgage at an premium of 4.8% and were repurchased by the Company at a premium of 6.4%. The Company considers the sale and repurchase as separate transactions and, although the net result of such transactions was an increase in the cost basis of the loans sold and repurchased, the Company believes that such transactions were on terms no less favorable to the Company than those that could have been obtained from an unaffiliated third party. There was no obligation on the part of the Company to buy these loans from CSFB Mortgage and CSFB Mortgage was marketing these loans to third parties generally. For a description of the various agreements between the Company and CSFB Mortgage, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Description of Capital Stock--Warrants."

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of May 31, 1997 and as adjusted to reflect the sale of shares of Common Stock offered hereby, for (i) each person who is known to the Company to be the beneficial owner of more than 5% of the outstanding Common Stock, (ii) each of the Company's directors, (iii) each of the Named Executive Officers, (iv) all directors and executive officers of the Company as a group, and (v) each Selling Stockholder. The address of each person listed is in care of the Company, 3347 Michelson, Irvine, California 92012, unless otherwise set forth below such person's name.

                          SHARES BENEFICIALLY               SHARES BENEFICIALLY
                              OWNED PRIOR                       OWNED AFTER
                             TO OFFERING(1)                   THE OFFERING(2)
                          ------------------------  SHARES  ------------------------
                           NUMBER OF      PERCENT    BEING   NUMBER OF      PERCENT
NAME OF BENEFICIAL OWNER    SHARES        OF CLASS  OFFERED   SHARES        OF CLASS
------------------------  ------------    --------  ------- ------------    --------
Todd A. Rodriguez.......     6,028,452(3)    50.1%             6,028,452(3)    35.4%
Walter F. Villaume......     6,022,452(4)    50.1%             6,022,452(4)    35.4%
Credit Suisse First
 Boston Mortgage Capital
 Corp...................     1,897,800(5)    13.7%             1,897,800(5)    10.0%
Merrill Lynch Mortgage
 Capital, Inc...........       164,898(5)     1.4%  135,000       29,898(5)       *
Merrill Lynch, Pierce,
 Fenner & Smith
 Incorporated...........       109,932(5)       *    90,000       19,932(5)       *
Terrance J. Wolfe.......       569,058(6)     4.5%               569,058(6)     3.2%
Li-Lin Ko...............        59,970(6)       *                 59,970(6)       *
Jo Ann Niffenegger......        15,808(7)       *                 15,808(7)       *
James T. Heaton.........           -- (8)       *                    -- (8)       *
Robert K. George........           -- (8)       *                    -- (8)       *
All executive officers
 and directors as a
 group (8 persons)......    12,711,548(9)     100%            12,711,548(9)    71.8%

--------
  * Less than one percent.
(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission that deem shares to be beneficially owned by any person who has or shares voting or investment power with respect to such shares. Unless otherwise indicated, the persons named in this table have sole voting and sole investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of the date of this Prospectus are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of each other person. Accordingly, the beneficial ownership percentages shown above exceed 100%.
(2) Assumes the exercise by Merrill Lynch Mortgage Capital, Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (collectively referred to as "Merrill Lynch"), concurrently with this offering, of warrants to purchase an aggregate of 225,000 shares of Common Stock and the sale of such shares in this offering. Also assumes no exercise of the Underwriters' over-allotment option. If the Underwriters' over-allotment option is exercised in full, (i) Merrill Lynch will sell an additional 49,830 shares of Common Stock, (ii) Credit Suisse First Boston Mortgage Capital Corporation will
    sell       shares of Common Stock and (iii)    ,    , and      will sell
        ,     , and     shares of Common Stock, respectively.
(3) Includes 28,452 shares of Common Stock underlying stock options that are currently exercisable.
(4) Includes 28,452 shares of Common Stock underlying stock options that are currently exercisable.
(5) Consists entirely of shares of Common Stock underlying warrants that are currently exercisable.
(6) Consists entirely of shares of Common Stock underlying options that are currently exercisable.
(7) Includes 15,808 shares of Common Stock underlying stock options that are currently exercisable. Excludes 31,616 shares of Common Stock underlying stock options that are outstanding, but not exercisable.
(8) Excludes 10,000 shares of Common Stock underlying stock options that are outstanding, but not exercisable.
(9) Includes 717,548 shares of Common Stock underlying options that are currently exercisable.

                         DESCRIPTION OF CAPITAL STOCK

  The total number of shares that the Company is authorized to issue is 60,000,000, consisting of 50,000,000 shares of Common Stock, par value $0.001 per share, and 10,000,000 shares of Preferred Stock, par value $0.001 per share. At March 31, 1997, the Company had two holders of record of the Company's capital stock. The following statements are brief summaries of certain provisions relating to the Company's capital stock.

COMMON STOCK

  The holders of Common Stock are entitled to one vote for each share held of record on all matters on which the holders of Common Stock are entitled to vote. The holders of Common Stock are entitled to receive ratably dividends when, as and if declared by the Board out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled, subject to the rights of holders of Preferred Stock issued by the Company, if any, to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the Common Stock.

  The holders of Common Stock have no preemptive or conversion rights and they are not subject to further calls or assessments by the Company. There are no redemption or sinking fund provisions applicable to the Common Stock. The outstanding shares of Common Stock are, and the Common Stock issuable pursuant to this Prospectus will be, when issued, fully paid and nonassessable.

PREFERRED STOCK

  The Board has the authority to issue the authorized and unissued Preferred Stock in one or more series with such designations, rights and preferences as may be determined from time to time by the Board. Accordingly, the Board is empowered, without stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights which adversely affect the voting power or other rights of the holders of the Company's Common Stock. In the event of issuance, the Preferred Stock could be utilized, under certain circumstances, as a way of discouraging, delaying or preventing an acquisition or change in control of the Company. The Company does not currently intend to issue any shares of its Preferred Stock.

WARRANTS

  In connection with entering into the First Boston Facility, on October 2, 1996, the Company issued warrants to purchase 1,687,554 shares of Common Stock to CSFB Mortgage at an exercise price of $2.21 per share. The Company issued warrants to purchase 210,246 additional shares of Common Stock at an exercise price of $2.21 to CSFB Mortgage on December 17, 1996, in consideration for amending the First Boston Facility. Such warrants are fully exercisable and expire on October 2, 2111 and December 17, 2111, respectively.

  The Company issued warrants to purchase 274,830 shares of Common Stock to Merrill Lynch at an exercise price of $2.18 per share on December 6, 1996. Such warrants are fully exercisable and expire on December 6, 2111.

  On December 31, 1996, the Company issued warrants to purchase 47,424 shares of Common Stock to John Heatly at an exercise price of $2.25 per share. Such warrants vest in three equal installments on each of June 1, 1997, 1998 and 1999 and expire on December 31, 2106.

ANTI-TAKEOVER PROVISIONS

  The Company's Articles of Incorporation and Bylaws include several provisions which may have the effect of discouraging persons from pursuing non-negotiated takeover attempts. See "Risk Factors--Effect of Certain Charter Provisions and Nevada Law."

REGISTRATION RIGHTS

  The holders of warrants to purchase 2,172,630 shares of the Common Stock (including the 225,000 shares being sold by Merrill Lynch in this offering) have been granted certain registration rights by the Company. Such rights include one demand registration right and also piggy-back registration rights which allow the holder to participate, with certain exceptions, in any registration by the Company of its Common Stock for sale under the Securities Act of 1933, as amended.

TRANSFER AGENT

  The Company's transfer agent and registrar for its Common Stock is U.S. Stock Transfer Corporation, 1745 Gardena Avenue, Glendale, California 91204-2991.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this offering, the Company will have 16,994,000 shares of Common Stock outstanding. Of these shares, the 5,000,000 shares of Common Stock offered hereby, will be freely tradeable either without restriction under the Securities Act or without regard to the volume limitations of Rule 144 under the Securities Act by persons other than "affiliates" of the Company. The remaining shares of Common Stock (approximately 11,994,000 shares) were acquired in transactions that were exempt from registration under the Securities Act and are held by affiliates of the Company. These shares may not be resold unless they are registered under the Securities Act or are sold pursuant to an applicable exemption from registration, such as Rule 144 under the Securities Act.

  Rule 144 generally permits an "affiliate" of the Company who owns shares whose issuance has been registered under the Securities Act (without regard to the satisfaction of a one-year holding period) and a stockholder of the Company (including an affiliate) who has beneficially owned restricted shares of Common Stock for at least one year to sell without registration, within any three-month period, that number of shares so held equal to the greater of 1% of the then outstanding shares of Common Stock (approximately 169,940 shares upon the completion of this offering) or the average weekly trading volume of the Common Stock during the four calendar weeks immediately preceding such sale. Sales under Rule 144 also are subject to certain manner of sale provisions, notice requirements and the availability of current public information regarding the Company. A person who has not been an "affiliate" of the Company at any time during the three months preceding a sale, and who has beneficially owned shares for at least two years, is entitled to sell such shares under Rule 144 without regard to the volume limitations, manner of sale provisions or notice or current public information requirements. Affiliates of the Company continue to be subject to such volume limitations and other requirements regardless of the period of time they have held their shares. As defined in Rule 144, an "affiliate" of an issuer is a person who, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such issuer and generally includes members of the Board and senior management. The foregoing is a summary of Rule 144 and is not intended to be a complete description.

  Currently, approximately 339,880 restricted shares of Common Stock are eligible for resale under Rule 144 (exclusive of restricted shares that have been held for more than two years by nonaffiliates), with the remaining restricted shares becoming eligible for sale under Rule 144 at various times thereafter, including an additional 339,880 restricted shares which will become eligible for resale under Rule 144 in 1997. The executive officers and directors of the Company, and substantially all of the Company's stockholders prior to this offering have agreed not to offer, sell or otherwise dispose of the shares of Common Stock owned by them prior to the offering for a period of 180-day after the closing of this offering without the prior written consent of Keefe, Bruyette & Woods, Inc.

  The Company intends to file a registration statement under the Securities Act to register the 1,707,162 shares of Common Stock reserved for issuance under the 1996 Plan. Such registration statement is expected to be filed shortly following the date of this Prospectus and will become effective immediately upon filing with the Commission. Shares issued under the 1996 Plan after the effective date of such registration statement generally will be available for sale to the public without restriction, except for shares issued to affiliates of the Company, which will remain subject to the volume and manner of sale limitations of Rule 144 and the 180 days lock-up agreement. See "Underwriting." Options to purchase 1,417,256 shares of Common Stock have previously been granted under the 1996 Plan.

  Prior to this offering, there has been no public market for the Common Stock and no prediction can be made as to the effect, if any, that market sales of shares of Common Stock or the availability of such shares for sale to the public will have on the market price prevailing from time to time. Sales of substantial amounts of the securities of the Company following this offering could adversely affect the market price of the securities.

                                  UNDERWRITING

  Subject to the terms and conditions of the underwriting agreement (the "Underwriting Agreement"), the underwriters named below (the "Underwriters"), for whom Keefe, Bruyette & Woods, Inc. and Piper Jaffray Inc. are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company the following respective number of shares of Common Stock at the initial public offering price, less the underwriting discounts and commissions, set forth on the cover page of the Prospectus.

                                                                      NUMBER OF
             UNDERWRITER                                               SHARES
             -----------                                              ---------
      Keefe, Bruyette & Woods, Inc...................................
      Piper Jaffray Inc..............................................
                                                                      ---------
        Total........................................................ 5,000,000
                                                                      =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, and that the Underwriters will purchase all of the Common Stock offered hereby if any of such shares are purchased.

  The Company has been advised by the Representatives that the Underwriters propose initially to offer the Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain
dealers at such price less a concession not in excess of $           per share.
The Underwriters may allow, and such dealer may reallow, a discount not in
excess of $         per share to certain other dealers. After the offering of
the Common Stock, the offering price and other selling terms may be changed by the Underwriters.

  The Selling Stockholders have granted the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to an aggregate of 750,000 additional shares of Common Stock at the initial public offering price, less the underwriting discounts and commissions, set forth on the cover page of this Prospectus. The Underwriters may exercise such option only to cover over-allotments, if any, made in connection with the sale of shares of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares of Common Stock on the same terms as the 5,000,000 shares of Common Stock are being offered. To the extent that the Underwriters exercise such option, each of the Underwriters will be obligated, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 5,000,000 shares and the Selling Stockholders will be obligated, pursuant to the option, to sell such shares of Common Stock to the Underwriters.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

  The Company, and its directors, executive officers and stockholders have agreed not to offer, sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock of the Company now or hereafter held by them for a period of 180 days after the date of this Prospectus without the prior written consent of the Representatives except for: (i) the issuance by the Company of Common Stock pursuant to the exercise of options under the Company's Option Plan disclosed in the Prospectus; (ii) the granting by the Company of stock options after the date of this Prospectus under the Option Plan; or (iii) as a bona fide gift to a third party or as a distribution to the partners or stockholders of a Company stockholder, provided that the recipient(s) thereof agree in writing to be bound by the terms of the lock-up agreement to which such individual is bound.

  In connection with the offering, certain Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with the offering than they are committed to purchase from the Company, and in such case may purchase Common Stock in the open market following completion of the offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position up to 750,000 shares of Common Stock, by exercising the Underwriters' over-allotment option referred to above. In addition, Keefe, Bruyette & Woods, Inc., on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or dealer participating in the offering) for the account of other Underwriters, the selling concession with respect to Common Stock that is distributed in the offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

  Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of, or any effect that the transactions described above may have on, the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or, once commenced, will not discontinue such transactions without notice.

  Prior to the offering, there has been no public market for the Common Stock. Consequently, the initial public offering price of the Common Stock was determined by negotiations between the Company and the Representative. Among the factors considered in such negotiations were the history of, and prospects for the Company and the industry in which it competes, an assessment of management, the Company's past and present operations, its past and present earnings and the trend of such earnings, the prospects for future earnings of the Company, the general condition of the securities markets at the time of the offering and the market prices of publicly-traded common stocks of comparable companies in recent periods.

  The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Troop Meisinger Steuber & Pasich, LLP, Los Angeles, California. Certain legal matters will be passed upon for the Underwriters by Brobeck, Phleger & Harrison LLP, Newport Beach, California. Troop Meisinger Steuber & Pasich, LLP and Brobeck, Phleger & Harrison LLP will rely as to matters of
Nevada law on the opinion of                   .

                                    EXPERTS

  The financial statements of the Company as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

  The Company has filed with the Commission in Washington, D.C., a Registration Statement under the Securities Act with respect to the shares offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and with respect to any contract or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference. For further information with respect to the Company and the shares offered hereby, reference is hereby made to the Registration Statement and exhibits thereto. A copy of the Registration Statement, including the exhibits thereto, may be inspected without charge at the Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of certain prescribed rates. The Commission maintains a World Wide Web Site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov.

  Upon consummation of this offering, the Company will become subject to the informational requirements of the Securities Exchange Act of 1934, as amended and, in accordance therewith, will file reports and other information with the Commission in accordance with its rules. Such reports and other information concerning the Company may be inspected and copied at the public reference facilities referred to above as well as certain regional offices of the Commission.

                            REPORTS TO STOCKHOLDERS

  The Company intends to furnish its stockholders with annual reports containing financial statements audited by independent auditors and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

                         INDEX TO FINANCIAL STATEMENTS

                                                                        PAGE
                                                                      REFERENCE
                                                                      ---------
Independent Auditors' Report........................................     F-2
Balance Sheets as of December 31, 1995 and 1996.....................     F-3
Statements of Earnings for the years ended December 31, 1994, 1995
 and 1996...........................................................     F-4
Statements of Stockholders' Equity for the years ended December 31,
 1994, 1995 and 1996................................................     F-5
Statements of Cash Flows for the years ended December 31, 1994, 1995
 and 1996...........................................................     F-6
Notes to Financial Statements for the years ended December 31, 1994,
 1995 and 1996......................................................     F-7
Condensed Balance Sheets (unaudited) as of December 31, 1996 and
 March 31, 1997.....................................................    F-20
Condensed Statements of Earnings (unaudited) for the three months
 ended March 31, 1996 and 1997......................................    F-21
Condensed Statements of Cash Flows (unaudited) for the three months
 ended March 31, 1996 and 1997......................................    F-22
Notes to Condensed Financial Statements (unaudited) for the three
 months ended March 31, 1996 and 1997...............................    F-23

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
Preferred Credit Corporation:

  We have audited the accompanying balance sheets of Preferred Credit Corporation (formerly T.A.R. Preferred Mortgage Corporation) (the Company) as of December 31, 1995 and 1996 and the related statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Preferred Credit Corporation (formerly T.A.R. Preferred Mortgage Corporation) as of December 31, 1995 and 1996 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.

Orange County, California                 KPMG PEAT MARWICK LLP

May 7, 1997, except
 as to Note 15 to
 the Financial
 Statements, which
 is as of June 24,
 1997

                          PREFERRED CREDIT CORPORATION
                (FORMERLY T.A.R. PREFERRED MORTGAGE CORPORATION)

                                 BALANCE SHEETS

                           DECEMBER 31, 1995 AND 1996

                                                         1995         1996
                       ASSETS                         ----------- -------------
Cash and cash equivalents (note 1)................... $ 1,283,829 $   4,572,926
Mortgage loans held for sale, net (note 2)...........  30,019,990    76,032,211
Accrued interest receivable..........................         --        737,000
Residual interests in securitization, net (note 3)...         --     36,878,989
Furniture and equipment (note 4).....................      85,539       350,472
Other assets (note 12)...............................     726,033     3,158,465
                                                      ----------- -------------
                                                      $32,115,391 $ 121,730,063
                                                      =========== =============
        LIABILITIES AND STOCKHOLDERS' EQUITY
Short-term notes payable (note 5).................... $28,548,714 $  88,135,636
Short-term residual financing (note 5)...............         --     14,258,371
Due to stockholders (note 14)........................         --        255,796
Income taxes payable (note 6)........................      30,866     2,838,784
Accounts payable and accrued expenses................     989,083     2,708,917
Other liabilities (note 8)...........................     270,550     1,027,825
Deferred income taxes (note 6).......................         --      2,490,059
                                                      ----------- -------------
    Total liabilities................................  29,839,213   111,715,388
                                                      ----------- -------------
Stockholders' equity:
  Preferred stock, no par. Authorized 5,000,000
   shares; none issued and outstanding (note 15)
  Common stock, no par. Authorized 50,000,000 shares;
   issued and
   outstanding 11,994,000 shares (note 15)...........       1,000         1,000
  Additional paid-in capital (note 12)...............     229,400     2,072,400
  Retained earnings, substantially restricted (note
   5)................................................   2,045,778     7,941,275
                                                      ----------- -------------
    Total stockholders' equity.......................   2,276,178    10,014,675
Commitments and contingencies (notes 7 and 8)
Subsequent events (note 15)
                                                      ----------- -------------
                                                      $32,115,391 $ 121,730,063
                                                      =========== =============

                See accompanying notes to financial statements.

                          PREFERRED CREDIT CORPORATION
                (FORMERLY T.A.R. PREFERRED MORTGAGE CORPORATION)

                             STATEMENTS OF EARNINGS

                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

                                                  1994       1995       1996
                                                --------- ---------- ----------
Revenues:
  Gain on sale, net of origination costs of
   $3,277,179, $906,979 and $36,958,
   respectively (note 3)....................... $ 446,707  4,342,208 19,054,272
  Interest income..............................    58,574  1,327,108  8,134,473
  Commission, net..............................   361,498        --         --
                                                --------- ---------- ----------
    Total revenues.............................   866,779  5,669,316 27,188,745
                                                --------- ---------- ----------
Expenses:
  Personnel....................................   201,324    864,077  3,576,345
  Interest (note 12)...........................    30,913  1,228,176  5,050,793
  Provision for loan losses (note 2)...........       --         --     839,565
  General, administrative and other (note 9)...   458,694  1,100,534  4,508,117
  Occupancy....................................    92,905    218,817    425,705
                                                --------- ---------- ----------
    Total expenses.............................   783,836  3,411,604 14,400,525
                                                --------- ---------- ----------
    Earnings before income taxes...............    82,943  2,257,712 12,788,220
Income taxes (note 6)..........................     1,500     34,866  5,706,928
                                                --------- ---------- ----------
    Net earnings............................... $  81,443  2,222,846  7,081,292
                                                ========= ========== ==========
    Primary and fully diluted earnings per
     share..................................... $    0.01       0.19       0.47
                                                ========= ========== ==========
    Weighted average number of shares.......... 6,000,000 11,994,000 15,179,080
                                                ========= ========== ==========


                See accompanying notes to financial statements.

                          PREFERRED CREDIT CORPORATION
                (FORMERLY T.A.R. PREFERRED MORTGAGE CORPORATION)

                       STATEMENTS OF STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

                                                         RETAINED
                          NUMBER OF         ADDITIONAL   EARNINGS,
                           SHARES    COMMON  PAID-IN   SUBSTANTIALLY
                         OUTSTANDING STOCK   CAPITAL    RESTRICTED     TOTAL
                         ----------- ------ ---------- ------------- ----------
Balance, December 31,
 1993...................      1,000  $1,000   122,316      382,724      506,040
Net earnings............        --      --        --        81,443       81,443
Dividends paid..........        --      --        --       (79,693)     (79,693)
                         ----------  ------ ---------   ----------   ----------
Balance, December 31,
 1994...................      1,000   1,000   122,316      384,474      507,790
New shares issued.......        999     --    107,084          --       107,084
Net earnings............        --      --        --     2,222,846    2,222,846
Dividends paid..........        --      --        --      (561,542)    (561,542)
                         ----------  ------ ---------   ----------   ----------
Balance, December 31,
 1995...................      1,999   1,000   229,400    2,045,778    2,276,178
Stock warrants issued
 (note 12)..............        --      --  1,843,000          --     1,843,000
Additional shares in
 6,000 for one stock
 split effected (note
 15).................... 11,992,001     --        --           --           --
Net earnings............        --      --        --     7,081,292    7,081,292
Dividends paid..........        --      --        --    (1,185,795)  (1,185,795)
                         ----------  ------ ---------   ----------   ----------
Balance, December 31,
 1996................... 11,994,000  $1,000 2,072,400    7,941,275   10,014,675
                         ==========  ====== =========   ==========   ==========


                See accompanying notes to financial statements.

                          PREFERRED CREDIT CORPORATION
                (FORMERLY T.A.R. PREFERRED MORTGAGE CORPORATION)

                            STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

                                           1994          1995          1996
                                       ------------  ------------  ------------
Cash flows from operating activities:
  Net earnings.......................  $     81,443     2,222,846     7,081,292
  Adjustments to reconcile net
   earnings to net cash provided by
   (used in) operating activities:
    Depreciation and amortization....         9,045        13,900     1,191,592
    Deferred income taxes............           --            --      2,490,059
    Gain on sale of loans............           --            --    (29,268,759)
    Provision for loan losses........           --            --        839,565
    Provision for recourse and
     repurchase losses...............           --            --      1,016,393
    Stock warrant expense............           --            --        550,000
    Changes in operating assets and
     liabilities:
      Mortgage loans originated and
       purchased, net................   (16,408,668) (193,583,000) (596,879,272)
      Proceeds from mortgage loans
       sold, net.....................    14,530,663   165,400,849   550,027,486
      Residual interests in
       securitization................           --            --     (8,704,471)
      Increase in accrued interest
       receivable....................           --            --       (737,000)
      Increase in notes payable......     1,837,839    26,710,875    59,586,922
      Increase (decrease) in income
       taxes payable.................        (7,185)          --      2,807,918
      Other assets and liabilities...         8,195       597,264       321,284
                                       ------------  ------------  ------------
        Net cash provided by (used
         in) operating activities....        51,332     1,362,734    (9,676,991)
                                       ------------  ------------  ------------
Cash flows from investing activity -
 purchases of furniture and
 equipment...........................           --        (75,698)     (362,284)
                                       ------------  ------------  ------------
  Cash flows from financing
   activities:
    Increase in residual financing...           --            --     14,258,371
    Accounts payable to affiliate....       107,084           --            --
    Due to stockholders..............           --            --        255,796
    Dividends paid...................       (79,693)     (561,542)   (1,185,795)
                                       ------------  ------------  ------------
      Net cash provided by (used in)
       financing activities..........        27,391      (561,542)   13,328,372
                                       ------------  ------------  ------------
      Increase in cash and cash
       equivalents...................        78,723       725,494     3,289,097
Cash and cash equivalents at
 beginning of year...................       479,612       558,335     1,283,829
                                       ------------  ------------  ------------
Cash and cash equivalents at end of
 year................................  $    558,335     1,283,829     4,572,926
                                       ============  ============  ============
Supplemental disclosure of cash flow
 information:
  Cash paid during the year for:
    Interest.........................  $     30,913       959,786     4,441,006
    Income taxes.....................         8,685         4,000       404,819
                                       ============  ============  ============
Noncash operating and financing
 activity - issuance of stock
 warrants............................  $        --            --      1,843,000
                                       ============  ============  ============

                See accompanying notes to financial statements.

                         PREFERRED CREDIT CORPORATION
               (FORMERLY T.A.R. PREFERRED MORTGAGE CORPORATION)

                         NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1995 AND 1996

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

  Preferred Credit Corporation (formerly T.A.R. Preferred Mortgage Corporation) (the Company) is a California corporation conducting a mortgage banking operation. The Company maintains the status as a nonsupervised mortgagee with the Department of Housing and Urban Development (HUD). Effective January 1, 1997, the Company changed its name from T.A.R. Preferred Mortgage Corporation to Preferred Credit Corporation. During the year, the Company incorporated two special purpose corporations, Preferred Mortgage SPC Funding Corporation I (PSPCFC I) and Preferred Mortgage SPC Funding Corporation II (PSPCFC II) to facilitate the issuance of asset backed certificates.

CASH AND CASH EQUIVALENTS

  For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. Cash equivalents consist of cash on hand and in banks and money market accounts. Included in cash and cash equivalents is approximately $13 million at December 31, 1996 which represent borrowings from the lines of credit which have been advanced to fund specific mortgage loans.

MORTGAGE LOANS HELD FOR SALE

  Interest on mortgage loans held for sale is credited to income as earned. Interest is accrued only if deemed collectible.

  Mortgage loans held for sale are stated at the lower of cost or market in the aggregate as determined by outstanding commitments from investors or current investor yield requirements.

ALLOWANCE FOR LOAN LOSSES

  On an ongoing basis, management monitors the mortgage loans held for sale and evaluates the adequacy of the allowance for loan losses. In determining the adequacy of the allowance for loan losses, management considers such factors as historical loan loss experience, underlying collateral values, known problem loans, assessment of economic conditions and other appropriate data to identify the risks in the mortgage loans held for sale. Loan losses are charged to the allowance for loan losses. Recoveries on loans previously charged off are credited to the allowance. Provisions for loan losses are charged to expense and credited to the allowance in amounts deemed appropriate by management based upon its evaluation of the known and inherent risks in the mortgage loans held for sale.

ALLOWANCE FOR REPURCHASE LOSSES

  The allowance for losses on loans sold relates to costs incurred due to the repurchase of loans or indemnification of losses which may be alleged to have had violations of standard representations and warranties customary to the mortgage banking industry. The allowance represents the Company's estimate of losses expected to occur. Provisions for losses are charged to gains on sale of loans and credited to the allowance and are determined to be adequate by management based upon the Company's evaluation of the potential exposure related to the loan sale agreements.

                         PREFERRED CREDIT CORPORATION
               (FORMERLY T.A.R. PREFERRED MORTGAGE CORPORATION)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)


FURNITURE AND EQUIPMENT

  Furniture and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives or lives of the respective leases of the respective assets which range from three to seven years.

ADVERTISING

  The Company accounts for its advertising costs as nondirect response advertising. Accordingly, advertising costs are expensed as incurred.

INCOME TAXES

  Prior to June 20, 1996, the Company elected S Corporation status under the Internal Revenue Code and the corresponding tax laws of the state of California. Accordingly, income was taxed directly to the stockholders for Federal income and state franchise tax purposes. In addition, the California Franchise Tax Board imposed a corporate level tax of approximately 1 1/2% which adjusts annually. The Company converted its tax filing status from S Corporation to C Corporation on June 20, 1996.

  Income taxes are provided by the Company based on taxable income and are adjusted for the change in deferred tax assets and liabilities which are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

SALES OF MORTGAGE LOANS

  Gains or losses resulting from sales or securitization of mortgage loans are recognized at the date of settlement and are based on the difference between the selling price of the sales or securitization and the allocated carrying value of the related loans sold and related transaction costs. Nonrefundable fees and direct costs associated with the origination or purchase of mortgage loans are deferred and recognized when the loans are sold.

RESIDUAL INTERESTS IN SECURITIZATION

  Residual interests in securitizations (residuals) of real estate mortgage investment conduits (REMIC Trust) are recorded as a result of the sale of loans through securitization. At the closing of each securitization, the Company removes from its balance sheet the mortgage loans held for sale and adds to its balance sheet (i) the cash received, (ii) the estimated fair value of the residuals from the securitizations which consists of (a) an over-collateralization amount (OC) and (b) a net interest receivable (NIR). The excess of the assets retained by the Company over the carrying value of the loans sold equals the gain on sale recorded by the Company.

  The Company allocates their basis in the mortgage loans between the portion of the mortgage loans sold (the certificates) and the portion retained (the residuals) based on the relative fair values of those portions on the date of the sale.

  The Company may recognize gains or losses attributable to the change in the fair value of the residuals, which are recorded at estimated fair value and accounted for as "held-for-trading" securities. The Company is

                         PREFERRED CREDIT CORPORATION
               (FORMERLY T.A.R. PREFERRED MORTGAGE CORPORATION)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

not aware of an active market for the purchase or sale of residuals, accordingly, the Company estimates fair value of the residuals by calculating the present value of the estimated expected future cash flows using a discount rate commensurate with the risks involved. The Company has utilized an effective discount rate, net of estimated credit losses of approximately 14.6%.

  NIRs are determined by calculating the amount of the excess of the weighted average coupon on the loans sold over the sum of: (1) the coupon on the senior interests, (2) a base servicing fee paid to servicer of the loans, (3) expected losses to be incurred on the portfolio of loans sold over the lives of the loans and (4) insurance and other expenses. The significant assumptions used by the Company to estimate NIR cash flows are anticipated prepayments and estimated credit losses. The Company estimates prepayments by evaluating historical prepayment performance of comparable loans and the impact of trends in the industry. The Company's prepayment estimates have resulted in estimated average lives of its mortgage loans of approximately 5 years. The Company estimates default losses using available historical loss data for comparable loans and the specific characteristics of the loans purchased or originated by the Company. The Company estimates that default losses as a percentage of the original principal balance will total approximately 8.7%. The Company discounts the estimated default losses using a risk free rate.

  The OC represents the portion of the loans which are held by the trust as over-collateralization for the certificates sold which along with a certificate guarantor insurance policy provided by MBIA serves as credit enhancement. The OC initially consists of the excess of the principal balance of the mortgage loans sold to the trust less the principal balance of the certificates sold to investors. The OC is required to be maintained at a specified target level of the principal balance of the certificates, which can be increased in the event delinquencies and or losses exceed certain specified levels. Cash flows received by the trust in excess of the obligations of the trust are deposited into the over-collateralization account which are used to pay certificate holders until the target OC is reached. To the extent that cash in excess of the predetermined target levels are generated, such cash is released to the Company.

USE OF ESTIMATES

  Management of the Company has made certain estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in accordance with generally accepted accounting principles. Actual results could differ from these estimates.

RECENT ACCOUNTING PRONOUNCEMENTS

  On January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123 (SFAS No. 123), Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of Accounting Principles Board (APB) Opinion No. 25 (APB Opinion No. 25), Accounting for Stock Issued to Employees, and provide pro forma net earnings and pro forma earnings per share disclosures for employee stock option grants made in 1996 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company will apply the provisions of SFAS No. 123 to all stock-based awards granted to nonemployees and continue to apply the provisions of APB Opinion No. 25 for employee stock option grants and provide the pro forma disclosure provisions of SFAS No. 123. See note 13 of notes to financial statements for the pro forma net earnings and pro forma earnings per share disclosures.

                         PREFERRED CREDIT CORPORATION
               (FORMERLY T.A.R. PREFERRED MORTGAGE CORPORATION)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)


  In June 1996, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 125 (FASB No. 125), Accounting for Transfer and Servicing of Financial Assets and Extinguishment of Liabilities. FASB No. 125 addresses the accounting for all types of securitization transactions, securities lending and repurchase agreements, collateralized borrowing arrangements and other transactions involving the transfer of financial assets. FASB No. 125 distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. FASB No. 125 is effective for transactions that occur after December 31, 1996, and it is to be applied prospectively. FASB No. 125 will require the Company to allocate the total cost of mortgage loans sold in a securitization between the portion of the loans sold and those retained such as residual interests in securitization based on their relative fair values. The Company will be required to assess the residual interests in securitization for impairment based upon their fair value. The pronouncement also will require the Company to provide additional disclosure about the residual interests in securitization and to account for these assets at fair value in accordance with SFAS No. 115.

  Management of the Company does not expect that adoption of FASB No. 125 will have a material impact on the Company's financial position and results of operations.

EARNINGS PER SHARE

  Earnings per share for the years ended December 31, 1994, 1995 and 1996 has been computed by dividing net earnings by the weighted average number of shares outstanding. In accordance with a regulation of the Securities and Exchange Commission, the weighted average number of shares includes all options and warrants issued below the estimated initial public offering price within one year prior to the filing of the Registration Statement for the initial public offering and is calculated using the treasury stock method.

ERRORS AND OMISSIONS POLICY

  In connection with the Company's lending activities, the Company has Fidelity Bond and Errors and Omissions insurance coverage of $300,000 each at December 31, 1996.

RECLASSIFICATIONS

  Certain prior year amounts have been reclassified to conform to the current year's presentation.

  Financial Statement Presentation--The Company prepares its financial statements using an unclassified balance sheet presentation as is customary in the mortgage banking industry. A classified balance sheet presentation would have aggregated current assets, current liabilities and net working capital as of December 31, 1996 as follows:

      Current assets.............................................. $ 84,500,602
      Current liabilities.........................................  109,225,329
                                                                   ------------
      Net working capital......................................... $(24,724,727)
                                                                   ============

                         PREFERRED CREDIT CORPORATION
               (FORMERLY T.A.R. PREFERRED MORTGAGE CORPORATION)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)


(2) MORTGAGE LOANS HELD FOR SALE

  Mortgage loans held for sale at the lower of cost or market at December 31, 1995 and 1996 are as follows:

                                                          1995         1996
                                                       -----------  -----------
      Mortgage loans receivable....................... $30,093,601  $77,448,582
      Net deferred origination fees...................     (73,611)    (819,720)
      Allowance for loan losses.......................         --      (596,651)
                                                       -----------  -----------
                                                       $30,019,990  $76,032,211
                                                       ===========  ===========

  A summary of changes in the allowance for the loan losses for the year ended December 31, 1996 follows:

      Balance at beginning of the year............................... $     --
      Provision for loan losses......................................   839,565
      Charge-offs, net of recoveries.................................  (242,914)
                                                                      ---------
      Balance at end of year......................................... $ 596,651
                                                                      =========

  Originations and Purchases--During the years ended December 31, 1994, 1995 and 1996, the Company originated and purchased mortgage loans approximating 100.0%, 94.1% and 72.8%, respectively, in the state of California of all loans originated or purchased during the year.


  Significant Customers--The Company has entered into a number of transactions with customers which each accounted for more than 10% of the Company's loan sales including affiliates of a major investment banker and financial services companies. These transactions include whole loan sales agreements, under which the investment banker and financial services companies agree to periodically purchase certain loans from the Company. During the years ended December 31, 1994, 1995 and 1996, the Company sold a total of approximately $13.0 million, $138.7 million and $241.7 million, respectively, of mortgage loans held for sale under such agreements and recognized gross gains on sales of approximately $0.4 million, $4.3 million and $8.4 million, respectively.

  The Company also securitized loans receivable on a nonrecourse basis with a real estate mortgage investment conduit affiliated to one of the investment bankers described above. During the year ended December 31, 1996, the Company securitized a total of approximately $256.7 million of loans held for sale and recognized gains on sales of approximately $14 million.

(3) RESIDUAL INTERESTS IN SECURITIZATION

  Residual interests in securitization balances consisted of the following components at December 31, 1996:

      Over-collateralization amount............................... $  8,704,471
      Net interest receivable (NIR), net..........................   28,174,518
                                                                   ------------
                                                                   $ 36,878,989
                                                                   ============

  NIR, net consisted of the following at December 31, 1996:

      NIR......................................................... $ 45,010,351
      Discounted allowance for default losses.....................  (16,835,833)
                                                                   ------------
                                                                   $ 28,174,518
                                                                   ============

                          PREFERRED CREDIT CORPORATION
                (FORMERLY T.A.R. PREFERRED MORTGAGE CORPORATION)

                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)


  The following table summarizes activity in residual interests in securitization at December 31, 1996:

      Balance, beginning of the year............................... $       --
      NIR recognized...............................................  29,268,759
      Amortization.................................................  (1,094,241)
                                                                    -----------
      Balance, end of year, net.................................... $28,174,518
                                                                    ===========

  Net gain on sale of loans consisted of the following components:

                                                  1994     1995        1996
                                                -------- --------- ------------
NIR recognized................................. $    --        --  $ 29,268,759
Cost on sale of securities.....................      --        --   (15,233,478)
Cash loan gains on sale........................  446,707 4,342,208    6,035,384
Provision for losses...........................      --        --    (1,016,393)
                                                -------- --------- ------------
                                                $446,707 4,342,208 $ 19,054,272
                                                ======== ========= ============

  At December 31, 1996, the Company included in its trading portfolio the residual interests in securitization.

(4) FURNITURE AND EQUIPMENT

  Furniture and equipment are summarized as follows:

                                                                1995     1996
                                                              -------- --------
      Equipment.............................................. $ 99,690 $420,920
      Furniture and fixtures.................................    6,612   13,359
      Automobile.............................................    8,500   26,150
      Leasehold improvements.................................      --    16,657
                                                              -------- --------
                                                               114,802  477,086
      Accumulated depreciation and amortization..............   29,263  126,614
                                                              -------- --------
                                                              $ 85,539 $350,472
                                                              ======== ========

                          PREFERRED CREDIT CORPORATION
                (FORMERLY T.A.R. PREFERRED MORTGAGE CORPORATION)

                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

(5) SHORT-TERM NOTES PAYABLE AND RESIDUAL FINANCING

  Notes payable and residual financing consist of the following:

                                                          1995         1996
                                                       ----------- ------------
     A $30 million line of credit expired in 1996 and
      the entire outstanding amount was repaid.......  $19,748,703 $        --
     A $6 million line of credit expired in 1996 and
      the entire outstanding amount was repaid.......    3,070,309          --
     A $15 million line of credit expiring in March
      15, 1997 secured by mortgage loans held for
      sale, bearing interest based on the Federal
      funds rate (7.72% at December 31, 1996). This
      line of credit is guaranteed by one of the
      Company's stockholders.........................    5,729,702   12,256,062
     A $20 million line of credit expiring in April
      1997 secured by mortgage loans held for sale,
      bearing interest based on the Federal funds
      rate or one month LIBOR (8.75% at December 31,
      1996) depending on the collateral. This line of
      credit is guaranteed by the Company's
      stockholders...................................          --    10,106,302
     A $100 million master repurchase agreement for
      mortgage loans held for sale, bearing interest
      rate based on LIBOR rate (7.66% at December 31,
      1996)..........................................          --    65,773,272
                                                       ----------- ------------
                                                        28,548,714   88,135,636
                                                       =========== ============
     A $30 million residual financing line expiring
      in December 1997 secured by residual interests
      in securitization bearing interest based on
      LIBOR rate (8.88% at December 31, 1996)........          --    14,258,371
                                                       ----------- ------------
                                                       $28,548,714 $102,394,007
                                                       =========== ============

  Advances under the residual financing line are made at the sole discretion of the lender and are based upon the amount of loans securitized.

  Included in short-term notes payable are $13 million of borrowings under the $15 million and $20 million lines of credit which have been advanced to the Company to fund certain loans in process.

  The line of credit agreements contain certain restrictive financial and other covenants which require the Company to, among other requirements, restrict dividends, maintain certain levels of net worth, liquidity, debt to net worth ratios and maintenance of compliance with regulatory and investor requirements. At December 31, 1996, the Company believes that it was in compliance with these financial and other covenants.

                         PREFERRED CREDIT CORPORATION
               (FORMERLY T.A.R. PREFERRED MORTGAGE CORPORATION)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

(6) INCOME TAXES

  The provision for income taxes for the years ended December 31, 1994, 1995 and 1996 was as follows:

                                                        1994   1995      1996
                                                       ------ ------- ----------
      Current:
       Federal........................................ $  --  $   --  $2,649,506
       State..........................................  1,500  34,866    567,422
                                                       ------ ------- ----------
                                                        1,500  34,866  3,216,928
                                                       ------ ------- ----------
      Deferred:
       Federal........................................    --      --   1,730,000
       State..........................................    --      --     760,000
                                                       ------ ------- ----------
                                                          --      --   2,490,000
                                                       ------ ------- ----------
                                                       $1,500 $34,866 $5,706,928
                                                       ====== ======= ==========

  Actual income taxes differs from the amount determined by applying the statutory Federal rate of 35% for the years ended December 31, 1994, 1995 and 1996 as follows:

                                                   1994      1995        1996
                                                 --------  ---------  ----------
      Computed "expected" income taxes.......... $ 28,505  $ 790,199  $4,475,877
      State tax, net of Federal benefit.........    1,500     33,866     862,824
      S Corporation election....................  (28,505)  (790,199)        --
      Other.....................................      --       1,000     368,227
                                                 --------  ---------  ----------
                                                 $  1,500  $  34,866  $5,706,928
                                                 ========  =========  ==========

  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1996 are as follows:

      Deferred tax assets:
       Allowance for loan losses.................................. $   274,518
       Accruals for tax purposes not deductible...................     216,778
       State taxes................................................     560,508
                                                                   -----------
                                                                     1,051,804
                                                                   -----------
      Deferred tax liabilities:
       Furniture and equipment....................................      (2,317)
       Residual interests in securitization.......................  (2,931,088)
       Deferred loan fees.........................................    (608,458)
                                                                   -----------
                                                                    (3,541,863)
                                                                   -----------
      Net deferred income tax liability........................... $(2,490,059)
                                                                   ===========

                         PREFERRED CREDIT CORPORATION
               (FORMERLY T.A.R. PREFERRED MORTGAGE CORPORATION)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)


  At December 31, 1995 and 1996, there was no valuation allowance required as management believes that the deferred tax asset will more likely than not be realized due to the reversal of the deferred tax liability and expected future taxable income.

  Deferred tax assets are initially recognized for differences between the financial statement carrying amount and the tax bases of assets and liabilities which will result in future deductible amounts and net operating loss and tax credit carryforwards. A valuation allowance is then established to reduce that deferred tax asset to the level at which it is more likely than not that the tax benefits will be realized. Realization of tax benefits of deductible temporary differences and operating loss or tax credit carryforwards depends on having sufficient taxable income of an appropriate character within the carryback and carryforward periods. Sources of taxable income that may allow for the realization of tax benefits include: (1) taxable income in the current year or prior years that is available through carryback,
(2) future taxable income that will result from the reversal of existing taxable temporary differences, (3) future taxable income generated by future operations and (4) tax planning strategies that, if necessary, would be implemented to accelerate taxable income into years in which net operating losses might otherwise expire.

(7) COMMITMENTS

  The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These instruments include commitments to originate and sell loans and involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the financial statements.

  Commitments to originate mortgage loans are agreements to provide financing at a fixed or variable interest rate subject to specific terms and a customer's creditworthiness on a case-by-case basis. These commitments have fixed expiration dates and other termination clauses and may require payment of a fee.

  At December 31, 1994, 1995 and 1996, the Company has commitments to fund mortgage loans totaling approximately $5 million, $49 million and $71 million, respectively. This does not necessarily represent future cash requirements, as some portion of the commitments will expire without being drawn upon or will be declined for credit or other reasons.

  The Company manages its interest rate exposure and market risk related to commitments to originate loans by entering into mandatory and best efforts commitments to sell loans to investors and it controls its credit risk through underwriting and quality control standards that are consistent with that of its investors. The Company has commitments to deliver mortgage loans to investors as of December 31, 1994, 1995 and 1996 totaling approximately $1.9 million, $6 million and $72 million, respectively.

  In 1996, the Company terminated its agreement with an investment banker to be the lead underwriter for the Company's future securitization of second lien mortgage loans. As part of the settlement, the Company issued stock warrants equal to 2% of all of the outstanding shares of the common stocks and stock options and will also compensate the investment banker if the Company enters into securitization transactions in the future. Aggregate compensation, if payable, shall not exceed $5 million.

  As of December 31, 1996, the Company was committed to provide an investment banking firm with a right to purchase whole loans in an aggregate amount of $600 million on or prior to December 31, 1997. The Company will be required to pay "pair-off" penalties equal to 1% and 2% of the unfunded commitments at September 30, 1997 and December 31, 1997, respectively.

  Related Party--The Company is committed to pay compensation in accordance with an employment contract of approximately $55,000 per annum until August 2002 to an ex-spouse of one of the Company's stockholders as part of a settlement.

                         PREFERRED CREDIT CORPORATION
               (FORMERLY T.A.R. PREFERRED MORTGAGE CORPORATION)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)


  During the year ended December 31, 1996, the Company entered into employment agreements with three of its executive officers which expire between August 2001 and November 2001. The Company is committed to pay minimum aggregate compensation of $1,080,000 per annum. In addition, two of the three executive officers are each entitled to a bonus equal to 2.5% of the Company's earnings before income taxes.

  Operating Leases--The Company leases certain facilities, furniture and equipment under noncancelable operating leases which expire through 1999. Total rental expenditures under these leases were approximately $219,817 and $422,658 for the years ended December 31, 1995 and 1996, respectively. Minimum noncancelable future lease payments are approximately as follows:

      Fiscal year:
       1997.......................................................... $1,049,896
       1998..........................................................  1,440,873
       1999..........................................................  1,554,287
                                                                      ----------
                                                                      $4,045,056
                                                                      ==========

(8) CONTINGENCIES

  The Company has entered into whole loan sale agreements with investors in the normal course of business which include standard representations and warranties customary to the mortgage banking industry. Violations of these representations and warranties may require the Company to repurchase loans previously sold or to reimburse investors for losses incurred. In the opinion of management, the potential exposure related to the Company's loan sale agreements will not have a material adverse effect on the financial position and operating results of the Company. In accordance with these loan sale agreements, the Company repurchased loans with an outstanding principal balance of approximately $1.1 million for the year ended December 31, 1996. At December 31, 1996, included in other liabilities are $1,016,393 in allowances for potential costs that may be incurred due to the repurchase of loans or indemnification of losses from possible off-balance sheet violations of representations and warranties recourse and repurchase agreement provisions.

  Litigation--The Company is a party to legal actions arising in the normal course of business. In the opinion of management, based in part on discussions with outside legal counsel, resolution of such matters will not have a material adverse effect on the Company.

(9) GENERAL, ADMINISTRATIVE AND OTHER

  A summary of general, administrative and other expenses for the years ended December 31, 1994, 1995 and 1996 is as follows:

                                                   1994      1995       1996
                                                 -------- ---------- ----------
      Advertising............................... $  7,986 $  106,173 $2,799,133
      Professional fees.........................   13,852     63,602    380,790
      Postage and deliveries....................   15,399    184,478    327,834
      Printing and supplies.....................   27,195    310,153    229,679
      Travel and entertainment..................   66,009    104,123    215,713
      Telephone.................................   43,676    184,283    213,374
      Other.....................................  284,577    147,722    341,594
                                                 -------- ---------- ----------
                                                 $458,694 $1,100,534 $4,508,117
                                                 ======== ========== ==========

                          PREFERRED CREDIT CORPORATION
                (FORMERLY T.A.R. PREFERRED MORTGAGE CORPORATION)

                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)


(10)FAIR VALUE OF FINANCIAL INSTRUMENTS

  The following disclosure of the estimated fair value of financial instruments is made using estimated fair value amounts and have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions or estimation methodologies may have a material impact on the estimated fair value amounts.

  The estimated fair values of the Company's financial instruments as of December 31, 1996 are as follows:

                                                         CARRYING      FAIR
                                                           VALUE      VALUE
                                                        ----------- ----------
   Financial assets:
     Cash and cash equivalents........................  $ 4,572,926  4,572,926
     Mortgage loans held for sale, net................   76,032,211 79,987,215
     Residual interests in securitization.............   36,878,989 36,878,989
   Financial liabilities:
     Short-term notes payable.........................   88,135,636 88,135,636
     Short-term residual financing....................   14,258,371 14,258,371
     Due to stockholders..............................      255,796    255,796
   Off-balance sheet items:
     Mortgage loan applications in process with locked
      interest rates..................................          --  2,301,542
     Mandatory forward commitments and options on
      forward contracts...............................          --     (96,398)
                                                        =========== ==========

  The following methods and assumptions were used in estimating the Company's fair value disclosures for financial instruments.

  Cash and cash equivalents: The fair value of cash approximates the carrying value reported in the balance sheet.

  Mortgage loans held for sale: The fair value of mortgage loans held for sale is determined in the aggregate based on outstanding commitments from investors or current investor yield requirements.

  Residual interests in securitization: The residual interest in securitization was unrated and as such there was no current established market. Estimates of the fair value are based on discounted cash flow analysis using assumptions that a purchaser would use.

  Notes payable: The carrying value reported in the balance sheet approximates fair value as the notes payable are due upon demand and bear interest at a rate that approximates current market interest rates for similar type notes payable.

  Residual financing: The fair value of residual financing is determined by discounting expected cash flows by the current market interest rate over the term of the residual financing.

  Due to stockholders: The fair value was determined by discounting expected cash flows by the current market interest rate over the term of the amounts due to stockholders.

                          PREFERRED CREDIT CORPORATION
                (FORMERLY T.A.R. PREFERRED MORTGAGE CORPORATION)

                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)


  Mortgage loan applications in process with locked interest rates: The fair value of mortgage loan applications in process with locked interest rates is determined in the aggregate based on outstanding commitments from investors or current investor yield requirements.

  Mandatory forward commitments and options on forward contracts: The fair value of mandatory forward commitments is based on quoted market prices of the related loans and the fair value of options on forward contracts is based on quoted market prices of the option contracts.

(11) TRANSACTIONS WITH AFFILIATES

  During the year ended December 31, 1995 and the period from January 1, 1996 to September 30, 1996, in the normal course of business, the Company paid $1,475,000 and $5,004,000, respectively in commissions to a brokerage company which was owned by the Company's stockholders. The stockholders sold its interest in the brokerage company in October 1996. This brokerage company continues its business relationship with the Company.

  During 1996, in the normal course of business, the Company paid $102,000 in signing fees to a signing services company which is owned by the Company's stockholders.

(12) STOCK WARRANTS

  In 1996, the Company issued stock warrants to investment banker I and investment banker II for the purchase of a number of shares of common stock equivalent to 15.5% and 2%, respectively, of the outstanding shares of common stock and stock options. These warrants each have a 15-year term and are immediately exercisable for values of $4.2 million and $600,000, respectively.

  The Company believes that the above warrant prices approximate fair market value of the Company at the time of grant. In accordance with FASB No. 123, $1,843,000 was determined to be the value of the stock warrants issued on the measurement date. Included in other assets is prepaid commitment costs of $1,293,000 at December 31, 1996 and included in interest expense is stock warrant expense of $550,000 for the year ended December 31, 1996 related to the stock warrants issued.

(13) STOCK OPTION PLANS

  A stock option plan approved by the stockholders in 1996 (1996 Plan) provides that qualified incentive stock options and nonqualified options covering an aggregate of 1,397,256 shares of the Company's unissued common stock may be granted to salaried officers, key employees or directors at prices no less than the fair market value of such shares at dates of grant. Options granted may be exercised either immediately or over a period of three to five years.

  In 1995, the Company granted 59,970 stock options to an officer.

                         PREFERRED CREDIT CORPORATION
               (FORMERLY T.A.R. PREFERRED MORTGAGE CORPORATION)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)


  A summary of transactions for the years ended December 31, 1995 and 1996 follows:

                                                                     WEIGHTED-
                                                             PRICE    AVERAGE
                                      AVAILABLE               PER    PRICE PER
                                      FOR GRANT OUTSTANDING  SHARE     SHARE
                                      --------- ----------- -------- ---------
   Shares authorized in 1995.........    59,970        --   $    --    $ --
   Options granted...................    59,970     59,970      0.92    0.92
                                      ---------  ---------  --------   -----
     Balance at December 31, 1995....       --      59,970      0.92    0.92
   Shares authorized under the 1996
    plan............................. 1,337,286        --        --      --
   Options granted................... 1,337,286  1,337,286   1.33 to    1.99
                                                                2.11
   Options exercised.................       --         --
   Options canceled..................       --         --        --      --
                                      ---------  ---------  --------   -----
                                                            $0.92 to
     Balance at December 31, 1996....       --   1,397,256      2.11   $1.95
                                      =========  =========  ========   =====

  The per share weighted-average fair value of stock options granted during 1995 and 1996 was $0.59 on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: 1995, expected dividend yield 0%, risk-free interest rate 6.6%, an expected life of ten years and expected volatility of 30%; 1996, expected dividend yield 0%, risk-free interest rate of 6.6%, an expected life of ten years and expected volatility of 30%.

  The Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net earnings would have been reduced to the pro forma amounts indicated below:

                                                              1995       1996
                                                           ---------- ----------
   Net earnings:
     As reported.......................................... $2,222,846 $7,081,292
     Pro forma............................................  2,191,033  6,763,156
                                                           ========== ==========

(14) DUE TO STOCKHOLDERS

  The amount due to stockholders is unsecured, bears interest equivalent to the interest earned by the Company on its deposits and is payable on demand.

(15) SUBSEQUENT EVENT

  Reorganization--In March 1997, the Board of Directors incorporated Preferred Credit Corporation, a Nevada Corporation, for the purpose of changing the Company's state of incorporation from California to Nevada. On June 24, 1997, the Company approved a reorganization to change its state of incorporation from California to Nevada through a merger of Preferred Credit Corporation, a California corporation, with and into Preferred Credit Corporation, a Nevada corporation. The Company has authorized 50,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock in the Nevada corporation.

  Stock Split--On June 24, 1997, the Company authorized a 6,000-for-1 stock split of its Common Stock to be effective upon the Merger. All references in the financial statements to numbers of shares, per share amounts and market prices of the Company's Common Stock have been retroactively restated to reflect the increased number of common shares outstanding.

                          PREFERRED CREDIT CORPORATION
                (FORMERLY T.A.R. PREFERRED MORTGAGE CORPORATION)

                            CONDENSED BALANCE SHEETS


                                                      DECEMBER 31,  MARCH 31,
                                                          1996         1997
                       ASSETS                         ------------ ------------
Cash and cash equivalents............................ $  4,572,926 $  3,830,725
Mortgage loans held for sale, net (note 2)...........   76,032,211   93,496,174
Accrued interest receivable..........................      737,000    1,110,115
Residual interests in securitization, net (note 3)...   36,878,989   70,280,812
Furniture and equipment..............................      350,472      625,559
Other assets.........................................    3,158,465    2,855,721
                                                      ------------ ------------
                                                      $121,730,063 $172,199,106
                                                      ============ ============
        LIABILITIES AND STOCKHOLDERS' EQUITY
Short-term notes payable (note 4).................... $ 88,135,636 $109,080,180
Short-term residual financing (note 4)...............   14,258,371   27,406,725
Due to stockholders..................................      255,796      264,950
Income taxes Payable.................................    2,838,784    6,057,881
Accounts payable and accrued expenses................    2,708,917    2,116,614
Other liabilities....................................    1,027,825    1,284,103
Deferred income taxes................................    2,490,059    6,286,227
                                                      ------------ ------------
    Total liabilities................................  111,715,388  152,496,680
                                                      ------------ ------------
Stockholders' equity:
  Preferred stock, no par. Authorized 5,000,000
   shares; none issued and outstanding...............
  Common stock, no par. Authorized 50,000,000 shares;
   issued and outstanding 11,994,000 shares .........        1,000        1,000
  Additional paid-in capital.........................    2,072,400    2,072,400
  Retained earnings, substantially restricted (note
   5)................................................    7,941,275   17,629,026
                                                      ------------ ------------
    Total Stockholders' Equity.......................   10,014,675   19,702,426
                                                      ------------ ------------
Commitments and contingencies note 6)................                       --
Subsequent event (note 7)
                                                      ------------ ------------
                                                      $121,730,063 $172,199,106
                                                      ============ ============

                See accompanying notes to financial statements.

                          PREFERRED CREDIT CORPORATION
                (FORMERLY T.A.R. PREFERRED MORTGAGE CORPORATION)

                        CONDENSED STATEMENTS OF EARNINGS


                                                 THREE MONTHS ENDED MARCH 31,
                                                -----------------------------
                                                   1996         1997
                                                ----------- -------------
Revenues:
  Gain on sale of loans - net of origination
   costs of $1,255,004 and
   $2,361,179, respectively (note 2)........... $   979,700  $ 18,967,090
  Interest income..............................   2,010,233     4,221,822
                                                ----------- -------------
    Total Revenues.............................   2,989,933    23,188,912
Expenses:
  Personnel....................................     552,744     1,050,044
  Interest expense.............................   1,305,575     3,022,796
  Provision for losses.........................         --            --
  General, administrative and other............     513,070     2,292,327
  Occupancy....................................      75,460       120,731
                                                ----------- -------------
    Total Expenses.............................   2,446,849     6,485,898
                                                ----------- -------------
    Earnings before income taxes...............     543,084    16,703,014
Income taxes...................................      19,008     7,015,266
                                                ----------- -------------
    Net earnings............................... $   524,076 $   9,687,748
                                                =========== =============
    Primary and fully diluted earnings per
     share..................................... $      0.04 $        0.64
                                                =========== =============
    Weighted average number of shares..........  11,994,000    15,188,385
                                                =========== =============


                See accompanying notes to financial statements.

                          PREFERRED CREDIT CORPORATION
                (FORMERLY T.A.R. PREFERRED MORTGAGE CORPORATION)

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                   THREE MONTHS ENDED MARCH 31,
                                                   ----------------------------
                                                       1996           1997
                                                   -------------  -------------
Cash flows from operating activities:
  Net earnings...................................  $     524,076  $   9,687,748
  Adjustments to reconcile net income to net cash
   provided by
   (used in) operating activities:
    Depreciation and amortization................         17,758      2,364,808
    Deferred income taxes........................            --       3,796,168
    Gain on sale of loans........................       (786,894)   (18,346,238)
    Changes in operating assets and liabilities:
      Mortgage loans originated, net.............   (112,870,165)  (250,798,877)
      Proceeds from mortgage loans sold, net.....     66,786,550    233,334,914
      Residual interests in securitization.......            --     (16,874,244)
      Increase in accrued interest receivable....       (396,479)      (373,115)
      Net increase in notes payable..............     48,662,508     20,944,544
      Net increase in Income taxes payable.......        (15,992)     3,219,097
      Other assets and liabilities...............     (1,716,554)      (482,080)
                                                   -------------  -------------
        Net cash provided by (used in) operating
         activities..............................        204,808    (13,527,275)
                                                   -------------  -------------
Cash flows from investing activity--purchase of
 furniture and equipment.........................        (60,165)      (372,437)
                                                   -------------  -------------
Cash flows from financing activities:
    Increase in residual financing...............            --      13,148,354
    Due to stockholders..........................        253,517          9,154
    Dividends paid...............................       (251,312)           --
                                                   -------------  -------------
      Net cash provided by financing activities..          2,205     13,157,508
                                                   -------------  -------------
      Increase in cash and cash equivalents......        146,848       (742,204)
Cash and cash equivalents at beginning of year...      1,283,829      4,572,926
                                                   -------------  -------------
Cash and cash equivalents at end of year.........  $   1,430,677  $   3,830,722
                                                   =============  =============
Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Interest.....................................  $   1,178,317  $   3,060,503
                                                   =============  =============

                See accompanying notes to financial statements.

                         PREFERRED CREDIT CORPORATION
               (FORMERLY T.A.R. PREFERRED MORTGAGE CORPORATION)

                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                            MARCH 31, 1996 AND 1997

1. BASIS OF PRESENTATION

  The accompanying unaudited condensed financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three month period ended March 31, 1997 are not necessarily indicative of the results that may be expected for the year ended December 31, 1997. For further information, refer to the financial statements and footnotes thereto for the year ended December 31, 1996 included elsewhere herein.

  Recent Accounting Developments--In June 1996, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 125 (FASB No. 125), "Accounting for Transfer and Servicing of Financial Assets and Extinguishment of Liabilities." FASB No. 125 addresses the accounting for all types of securitization transactions, securities lending and repurchase agreements, collateralized borrowing arrangements and other transactions involving the transfer of financial assets. FASB No. 125 distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. FASB No. 125 requires the Company to allocate its basis in the mortgage loans between the portion of the mortgage loans sold through mortgage backed securities and the portion retained (the residual interests) based on the relative fair values of those portions on the date of the sale. The pronouncement requires the Company to account for the residual interests as "held-for-trading" securities which are to be recorded at fair value in accordance with SFAS No. 115. The Company adopted FASB No. 125 on January 1, 1997 and adoption did not have a material impact on the Company's financial position and results of operations.

  In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 128, (FASB No. 128), "Earnings Per Share." FASB No. 128 supersedes APB Opinion No. 15, (APB 15), "Earnings Per Share" and specifies the computation, presentation, and disclosure requirements for earnings per share (EPS) for entities with publicly held common stock or potential common stock. FASB No. 128 was issued to simplify the computation of EPS and to make the U.S. standard more compatible with the EPS standards of other countries and that of the International Accounting Standards Committee (IASC). It replaces the presentation of primary EPS with a presentation of basic EPS and fully diluted EPS with diluted EPS.

  Basic EPS, unlike primary EPS, excludes dilution and is computed by dividing income available to common stockholders by the weighted-averaged number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted EPS is computed similarly to fully diluted EPS under APB No. 15.

  FASB No. 128 is effective for financial statements for both interim and annual periods ending after December 15, 1997. Earlier application is not permitted. After adoption, all prior-period EPS data presented shall be restated to conform with FASB No. 128. The Company has determined that this statement will increase the earnings per share computation under Basic EPS as compared to primary EPS.

  FASB No. 129, Disclosure of Information about Capital Structure, is effective for financial statements for periods ending after December 15, 1997. It is not expected that the issuance of FASB No. 129 will require significant revision of prior disclosures since the Statement lists required disclosures that had been included in a number of previously existing separate statements and opinions.

                          PREFERRED CREDIT CORPORATION
                (FORMERLY T.A.R. PREFERRED MORTGAGE CORPORATION)

              NOTES TO CONDENSED FINANCIAL STATEMENTS--(CONTINUED)
                      DECEMBER 31, 1996 AND MARCH 31, 1997

2. MORTGAGE LOANS

  A summary of mortgage loan held for sale, at the lower of cost or market at December 31, 1996 and March 31, 1997 follows:

                                                      DECEMBER 31,   MARCH 31,
                                                          1996         1997
                                                      ------------  -----------
      Mortgage loans receivable...................... $77,448,582   $95,273,180
      Net deferred origination costs.................    (819,720)   (1,180,355)
      Allowance for loan losses......................    (596,651)     (596,651)
                                                      -----------   -----------
                                                      $76,032,211   $93,496,174
                                                      ===========   ===========

  Gain on Sale of Loans--Gain on sale of loans for the three months ended March 31, 1996 and 1997 was comprised of the following components:

                                                           1996      1997
                                                         -------- -----------
       Gain from whole loan sale transactions and
        securitization.................................. $979,700 $25,284,697
       Unrealized gain on held-for-trading securities...      --      620,852
       Cost on sale of securitization...................      --   (6,800,150)
       Other............................................      --      111,691
       Allowance for losses.............................      --     (250,000)
                                                         -------- -----------
                                                         $979,700 $18,967,090
                                                         ======== ===========

3. RESIDUAL INTERESTS IN SECURITIZATION

  Residual interest in securitization consists of the following components at December 31, 1996 and March 31, 1997:

                                                       DECEMBER 31,  MARCH 31,
                                                           1996        1997
                                                       ------------ -----------
      Over-collateralization amount................... $ 8,704,471  $20,109,870
      Net interest receivable (NIR)...................  28,174,518   50,170,942
                                                       -----------  -----------
                                                       $36,878,989  $70,280,812
                                                       ===========  ===========

  The following table summarizes activity in NIR interest for the three months ended March 31, 1997:

      Balance, beginning of period................................. $28,174,518
      NIR recognized...............................................  25,905,549
      Additions to discounted estimated default losses.............  (2,060,153)
      Amortization.................................................  (1,848,972)
                                                                    -----------
      Balance, end of period....................................... $50,170,942
                                                                    ===========

                         PREFERRED CREDIT CORPORATION
               (FORMERLY T.A.R. PREFERRED MORTGAGE CORPORATION)

             NOTES TO CONDENSED FINANCIAL STATEMENTS--(CONTINUED)

(4) SHORT-TERM NOTES PAYABLE AND RESIDUAL FINANCING

  Notes payable and residual financing consist of the following:

                                                     DECEMBER 31,  MARCH 31,
                                                         1996         1997
                                                     ------------ ------------
     A $20 million line of credit expiring in June
      1997 secured by mortgage loans held for sale,
      bearing interest based on the Federal funds
      rate 7.29% at March 31, 1997. This line of
      credit is guaranteed by one of the Company's
      stockholders.................................  $ 12,256,062 $ 20,607,579
     A $25 million line of credit expired in May
      1997 secured by mortgage loans held for sale,
      bearing interest based on the Federal funds
      rate or one month LIBOR (8.69% at March 31,
      1997) depending on the collateral. This line
      of credit is guaranteed by the Company's
      stockholders.................................    10,106,302   24,750,247
     A $100 million master repurchase agreement for
      mortgage loans held for sale, bearing
      interest rate based on LIBOR rate 7.69% at
      March 31, 1997...............................    65,773,272   63,607,452
     A $20 million line of credit expiring in March
      1998 secured by mortgage loans held for sale,
      bearing interest based on the Federal funds
      rate (7.29% at March 31, 1997). This line of
      credit is guaranteed by Company's
      stockholders.................................           --       114,902
                                                     ------------ ------------
                                                       88,135,636  109,080,180
     A $30 million residual financing line expiring
      in December 1997 secured by residual
      interests in securitization bearing interest
      based on LIBOR rate 8.82% at March 31, 1997..    14,258,371   27,406,725
                                                     ------------ ------------
                                                     $102,394,007 $136,486,905
                                                     ============ ============

  Advances under the residual financing line are made at the sole discretion of the lender and are based upon the amount of loans securitized.

  Included in short-term notes payable are $18 million of borrowings under the $15 million and $20 million lines of credit which have been advanced to the Company to fund certain loans in process.

  The line of credit agreements contain certain restrictive financial and other covenants which require the Company to, among other requirements, restrict dividends, maintain certain levels of net worth, liquidity, debt to net worth ratios and maintenance of compliance with regulatory and investor requirements. At March 31, 1997, the Company believes that it was in compliance with these financial and other covenants.

                         PREFERRED CREDIT CORPORATION
               (FORMERLY T.A.R. PREFERRED MORTGAGE CORPORATION)

             NOTES TO CONDENSED FINANCIAL STATEMENTS--(CONTINUED)

(5) STOCK OPTION PLANS

  A stock option plan approved by the stockholders in 1996 (1996 Plan) provides that qualified incentive stock options and nonqualified options covering an aggregate of 1,397,256 shares of the Company's unissued common stock may be granted to salaried officers, key employees or directors at prices no less than the fair market value of such shares at dates of grant. Options granted may be exercised either immediately or over a period of three to five years.

  In 1995, the Company granted 59,970 stock options to an officer.

  Stock options activity during the three months ended March 31, 1997 is as follows:

                                                                      WEIGHTED-
                                                              PRICE    AVERAGE
                                       AVAILABLE               PER    PRICE PER
                                       FOR GRANT OUTSTANDING  SHARE     SHARE
                                       --------- ----------- -------- ---------
                                                             $0.92 to
     Balance at December 31, 1996.....    --      1,397,256     $2.11   $1.95
   Options exercised..................    --            --        --
   Options canceled...................    --            --        --      --
                                          ---     ---------  --------   -----
                                                             $0.92 to
     Balance at March 31, 1997........    --      1,397,256     $2.11   $1.95
                                          ===     =========  ========   =====

  In June 1997, the Company's Board of Directors increased the stock options that may be granted under the 1996 Plan to 1,707,162 shares.

(6) COMMENTS

  As of March 31, 1996, the Company was committed to provide an investment banking firm with a right to purchase whole loans in an aggregate amount of $600 million on or prior to December 31, 1997. The Company will be required to pay "pair-off" penalties equal to 1% and 2% of the unfunded commitments at September 30, 1997 and December 31, 1997, respectively.

(7) SUBSEQUENT EVENTS

  Reorganization--In March 1997, the Board of Directors incorporated Preferred Credit Corporation, a Nevada Corporation for the purpose of changing the Company's state of incorporation from California to Nevada. On June 24, 1997, the Company approved a reorganization to change its state of incorporation from California to Nevada through a merger of Preferred Credit Corporation, a California corporation with and into Preferred Credit Corporation, a Nevada corporation. The Company has authorized 50,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock in the Nevada corporation.

  Stock Split--On June 24, 1997, the Company authorized a 6,000-for-1 stock split of its Common stock to be effective upon the merger. All references in the condensed financial statements to number of shares, per share amounts and market prices of the Company's Common Stock have been retroactively restated to reflect the increased number of common shares outstanding.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFOR-MATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PRO-SPECTUS IN CONNECTION WITH THE OFFER MADE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY OF THE UNDERWRITERS OR SELLING STOCKHOLD-ERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY SHARES OF COMMON STOCK OTHER THAN THE SHARES OF COMMON STOCK TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UN-DER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                  -----------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary.........................................................   3
Risk Factors...............................................................   8
Use of Proceeds............................................................  19
Dividend Policy............................................................  19
Dilution...................................................................  20
Capitalization.............................................................  21
Selected Financial Data....................................................  22
Management's Discussion and Analysis of
 Financial Condition and Results of Operations.............................  24
Business...................................................................  37
Management.................................................................  56
Certain Transactions.......................................................  63
Principal and Selling Stockholders.........................................  64
Description of Capital Stock...............................................  65
Shares Eligible For Future Sale............................................  67
Underwriting...............................................................  68
Legal Matters..............................................................  70
Experts....................................................................  70
Additional Information.....................................................  70
Reports to Stockholders....................................................  70
Index to Financial Statements.............................................. F-1

                                  -----------

 UNTIL        , 1997 (25 DAYS AFTER COMMENCEMENT OF THE OFFERING), ALL DEALERS
EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICI-PATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               5,000,000 SHARES

                               PREFERRED CREDIT
                                  CORPORATION

                                 COMMON STOCK

                                  -----------

                                  PROSPECTUS

                                  -----------

                         KEEFE, BRUYETTE & WOODS, INC.

                              PIPER JAFFRAY INC.

                                      , 1997

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table itemizes the expenses incurred by the Registrant in connection with the issuance and distribution of the Securities being registered, other than underwriting discounts. All the amounts shown are estimates except the Securities and Exchange Commission registration fee and the NASD filing fee.

   Registration fee--Securities and Exchange Commission............... $ 40,076
   NASD filing fee....................................................   13,725
   NASD National Market listing fee...................................   50,000
   Accounting fees and expenses.......................................  200,000
   Legal fees and expenses (other than blue sky)......................  175,000
   Blue sky fees and expenses, including legal fees...................   10,000
   Printing; stock certificates.......................................   80,000
   Transfer agent and registrar fees..................................    7,500
   Miscellaneous......................................................   23,699
                                                                       --------
     Total............................................................ $600,000
                                                                       ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Registrant's Articles of Incorporation and its Bylaws provide for the indemnification by the Registrant of each director, officer and employee of the Registrant to the fullest extent permitted by Nevada Law, as the same exists or may hereafter be amended. The laws of the State of Nevada permit, and in some cases require, corporations to indemnify officers, directors, agents and employees who are or have been a party to litigation against judgments, fines, settlements and reasonable expenses under certain circumstances.

  The Registrant's Articles of Incorporation also provides that a director of the Registrant shall not be liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director. Under the Registrant's Articles of Incorporation, and as permitted by the laws of the State of Nevada, a director or officer is not liable to the Registrant or its stockholders for damages for breach of fiduciary duty. Such limitation of liability does not affect liability for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law, or (ii) the payment of any unlawful distribution.

  The Registrant has entered into separate but identical indemnity agreements (the "Indemnity Agreements") with each director of the Registrant and certain of its officers (the "Indemnitees"). Pursuant to the terms and conditions of the Indemnity Agreements, the Registrant indemnified each Indemnitee against any amounts which he or she becomes legally obligated to pay in connection with any claim against him or her based upon any action or inaction which he or she may commit, omit or suffer while acting in his or her capacity as a director and/or officer of the Registrant or its subsidiaries, provided, however, that Indemnitee acted in good faith and in a manner Indemnitee reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal action, had no reasonable cause to believe Indemnitee's conduct was unlawful.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  In connection with entering into the First Boston Facility, on October 2, 1996, the Registrant issued warrants to purchase 1,687,554 shares of Common Stock to CSFB Mortgage at an exercise price of $2.21 per share. The Company issued warrants to purchase 210,246 additional shares of Common Stock at an exercise price of $2.21 to CSFB Mortgage on December 17, 1996, in consideration for amending the First Boston Facility. These warrants were acquired for investment and not with a view to distribution thereof. No brokers, underwriters or finders were involved in the issuance of such warrants. The issuance and sale of these warrants was deemed exempt from the registration and prospectus delivery requirements of the Securities Act pursuant to Section 4(2) of the Securities Act as a transaction not involving any public offering.

  The Registrant issued warrants to purchase 274,830 shares of Common Stock to Merrill Lynch at an exercise price of $2.18 per share on December 6, 1996. These warrants were acquired for investment and not with a view to distribution thereof. No brokers, underwriters or finders were involved in the issuance of such warrants. The issuance and sale of these warrants was deemed exempt from the registration and prospectus delivery requirements of the Securities Act pursuant to Section 4(2) of the Securities Act as a transaction not involving any public offering.

  On December 31, 1996, the Registrant issued warrants to purchase 47,424 shares of Common Stock to John Heatly at an exercise price of $2.25 per share. These warrants were acquired for investment and not with a view to distribution thereof. No brokers, underwriters or finders were involved in the issuance of such warrants. The issuance and sale of these warrants was deemed exempt from the registration and prospectus delivery requirements of the Securities Act pursuant to Section 4(2) of the Securities Act as a transaction not involving any public offering.

  Also on December 31, 1996, pursuant to its 1996 Stock Incentive Plan, the Registrant granted options covering 1,397,256 shares of Common Stock to certain executive officers of the Registrant, with exercise prices ranging from $.92 to $2.11 per share. The Registrant believes that the issuance and sale of these securities satisfied the exemption provided by Rule 701 promulgated under the Securities Act.

ITEM 16. EXHIBITS.

 EXHIBIT
 NUMBER                            EXHIBIT DESCRIPTION
 -------                           -------------------
  1.1    Form of Underwriting Agreement.*
  3.1    Articles of Incorporation of Registrant.*
  3.2    Bylaws of Registrant.*
  4.1    Specimen Stock Certificate of Common Stock of Registrant.*
  4.2    Warrant Agreement between Registrant and CS First Boston Mortgage
          Capital Corp., dated October 2, 1996.
  4.3    Warrant Agreement between Registrant and Merrill Lynch Mortgage
          Capital, Inc., dated December 6, 1996.
  4.4    Warrant Agreement between Registrant and Merrill Lynch, Pierce, Fenner
          & Smith Incorporated, dated December 6, 1996.
  4.5    Warrant Agreement between Registrant and John Heatly, dated December
          31, 1996.
  4.6    Warrant Agreement between Registrant and CS First Boston Mortgage
          Capital Corp., dated December 17, 1996.*
  5.1    Opinion and Consent of Troop Meisinger Steuber & Pasich, LLP.*
 10.1    Form of Registrant's 1996 Stock Incentive Plan.
 10.2    Stock Option Agreement, dated December 31, 1996, between Terrance J.
          Wolfe and the Registrant.
 10.3    Agreement of Lease between Registrant, Tenant, and Crow Winthrop
          Operating Partnership, Landlord, dated January 1, 1997, for 3347
          Michelson Drive, Irvine, California.
 10.4    Warehousing Credit and Security Agreement between Registrant and PNC
          Mortgage Bank, National Association, dated November 12, 1995.
 10.5    Engagement Letter from Nikko Financial Services, Inc., dated June 13,
          1997.
 10.6    Residential Mortgage Financing Facility, dated June 13, 1997, between
          Nikko Financial Services, Inc. and the Registrant.
 10.7    Promissory Note, dated as of June 13, 1997, made by Registrant in favor of Nikko Financial Services, Inc.
 10.8    Tri-Party Custody Agreement, dated as of June 13, 1997, among the
          Registrant, Nikko Financial Service, Inc. and Bankers Trust Company
          of California, N.A.
 10.9    Revolving Credit and Security Agreement between Registrant and La
          Salle National Bank, dated March   , 1997.
 10.10   Engagement Letter from CS First Boston Corporation, dated October 2,
          1996.

 EXHIBIT
 NUMBER                            EXHIBIT DESCRIPTION
 -------                           -------------------
 10.11   Master Repurchase Agreement between Registrant and CS First Boston
          Mortgage Capital Corp., dated October 2, 1996.
 10.12   Custody Agreement, dated as of October 2, 1996, by and among CS First
          Boston Mortgage Capital Corp., Bankers Trust Company of California,
          N.A., the Registrant and Advanta Mortgage Corp. USA.
 10.13   First Amendment to Whole Loan Repurchase Facility between Registrant
          and CS First Boston Mortgage Capital Corp., dated             ,
          1997.*
 10.14   Mortgage Loan Purchase Agreement between Registrant and CS First
          Boston Mortgage Capital Corp., dated August 1, 1996.
 10.15   Seller's Warranties Agreement between CS First Boston Mortgage Capital
          Corp. and Registrant, dated August 1, 1996.
 10.16   Custodial Agreement, dated as of August 1, 1996, by and among CS First
          Boston Mortgage Capital Corp., the Registrant, Bankers Trust Company
          of California, N.A. and Advanta Mortgage Corp. USA.
 10.17   First Amendment to Mortgage Loan Purchase Agreement between Registrant and CS First Boston Mortgage Capital Corp., dated May 8, 1997.
 10.18   Termination Agreement, dated as of December 6, 1996, between Merrill
          Lynch, Pierce, Fenner & Smith Incorporated, Merrill Lynch Mortgage
          Capital Inc., Merrill Lynch Credit Corporation, Todd A. Rodriquez,
          Walter Villaume and the Registrant.
 10.19   Stockholders Agreement, dated as of December 6, 1996, by and among the
          Registrant, Todd A. Rodriguez, Walter Villaume, Merrill Lynch
          Mortgage Capital Inc., and Merrill Lynch, Pierce, Fenner & Smith
          Incorporated.
 10.20   Loan Servicing Agreement between Registrant and Advanta Mortgage Corp.
          USA, dated March 8, 1996.
 10.21   Loan Servicing Agreement by and among Registrant, CS First Boston
          Mortgage Capital Corp. and Advanta Mortgage Corp. USA, dated August
          23, 1996.
 10.22   First Amendment to Loan Servicing Agreement by and among Registrant,
          CS First Boston Mortgage Capital Corp. and Advanta Mortgage Corp.
          USA, dated October 1, 1996.
 10.23   Employment Agreement between Registrant and Todd A. Rodriguez, dated
          September 1, 1996.
 10.24   Employment Agreement between Registrant and Walter F. Villaume, dated
          September 1, 1996.
 10.25   Employment Agreement between Registrant and Terrance Wolfe, dated
          December 1, 1996.
 10.26   Employment Agreement between Registrant and Li-Lin Ko, dated September
          14, 1995.
 10.27   Employment Agreement between Registrant and John Shurance, dated April
          1, 1997.
 21.1    List of Subsidiaries.*
 23.1    Consent of Troop Meisinger Steuber & Pasich, LLP (included in its opinion filed as Exhibit 5.1 hereto).*
 23.2    Consent of KPMG Peat Marwick LLP.
 24.1    Power of Attorney (included as part of the signature page hereto).

--------
*  To be filed by Amendment.

ITEM 17. UNDERTAKINGS.


    (a) The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer of controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (c) The undersigned Registrant hereby undertakes that:

      (1) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

      (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on June 24, 1997.

                                          Preferred Credit Corporation

                                          By:  /s/ TODD A. RODRIGUEZ
                                             ------------------------
                                               Todd A. Rodriguez
                                               Chief Executive Officer

                               POWER OF ATTORNEY

  Each person whose signature appears below constitutes and appoints Todd Rodriguez and Li-Lin Ko, and each of them, as his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and his name, place and stead, in any and all capacities, to sign any or all amendments (including post effective amendments) to this Registration Statement and a new Registration Statement filed pursuant to Rule 462(b) of the Securities Act of 1933 and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES STATED.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----
  /s/ Todd A. Rodriguez              Chief Executive Officer and     June 24, 1997
____________________________________  Director (Principal
      Todd A. Rodriguez               Executive Officer)

  /s/ Li-Lin Ko                      Chief Financial Officer         June 24, 1997
____________________________________  (Principal Financial and
      Li-Lin Ko                       Accounting Officer)

  /s/ Walter F. Villaume             President, Secretary and        June 24, 1997
____________________________________  Director
   Walter F. Villaume

  /s/ Jo Ann Niffenegger             Executive Vice President--      June 24, 1997
____________________________________  Operations and Director
      Jo Ann Niffenegger

  /s/ Robert K. George               Director                        June 24, 1997
____________________________________
      Robert K. George

  /s/ James T. Heaton                Director                        June 24, 1997
____________________________________
      James T. Heaton

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                            EXHIBIT DESCRIPTION
 -------                           -------------------
   1.1   Form of Underwriting Agreement.*
   3.1   Articles of Incorporation of Registrant.*
   3.2   Bylaws of Registrant.*
   4.1   Specimen Stock Certificate of Common Stock of Registrant.*
   4.2   Warrant Agreement between Registrant and CS First Boston Mortgage
          Capital Corp., dated October 2, 1996.
   4.3   Warrant Agreement between Registrant and Merrill Lynch Mortgage
          Capital Inc., dated December 6, 1996.
   4.4   Warrant Agreement between Registrant and Merrill Lynch, Pierce, Fenner
          & Smith Incorporated, dated December 6, 1996.
   4.5   Warrant Agreement between Registrant and John Heatly, dated December
          31, 1996.
   4.6   Warrant Agreement between Registrant and CS First Boston Mortgage
          Capital Corp., dated December 17, 1996.*
   5.1   Opinion and Consent of Troop Meisinger Steuber & Pasich, LLP.*
  10.1   Form of Registrant's 1996 Stock Incentive Plan.
  10.2   Stock Option Agreement, dated December 31, 1996, between Terrance J.
          Wolfe and the Registrant.
  10.3   Agreement of Lease between Registrant, Tenant, and Crow Winthrop
          Operating Partnership, Landlord, dated January 1, 1997, for 3347
          Michelson Drive, Irvine, California.
  10.4   Warehousing Credit and Security Agreement between Registrant and PNC
          Mortgage Bank, National Association, dated November 12, 1995.
  10.5   Engagement Letter from Nikko Financial Services, Inc., dated June 13,
          1997.
  10.6   Residential Mortgage Financing Facility, dated June 13, 1997, between
          Nikko Financial Services, Inc. and the Registrant.
  10.7   Promissory Note, dated as of June 13, 1997, made by Registrant in favor of Nikko Financial Services, Inc.
  10.8   Tri-Party Custody Agreement, dated as of June 13, 1997, among the
          Registrant, Nikko Financial Service, Inc. and Bankers Trust Company
          of California, N.A.
  10.9   Revolving Credit and Security Agreement between Registrant and La
          Salle National Bank, dated March   , 1997.
  10.10  Engagement Letter from CS First Boston Corporation, dated October 2,
          1996.
  10.11  Master Repurchase Agreement between Registrant and CS First Boston
          Mortgage Capital Corp., dated October 2, 1996.
  10.12  Custody Agreement, dated as of October 2, 1996, by and among CS First
          Boston Mortgage Capital Corp., Bankers Trust Company of California,
          N.A., the Registrant and Advanta Mortgage Corp. USA.
  10.13  First Amendment to Whole Loan Repurchase Facility between Registrant
          and CS First Boston Mortgage Capital Corp., dated             ,
          1997.*
  10.14  Mortgage Loan Purchase Agreement between Registrant and CS First
          Boston Mortgage Capital Corp., dated August 1, 1996.
  10.15  Seller's Warranties Agreement between CS First Boston Mortgage Capital
          Corp. and Registrant, dated August 1, 1996.
  10.16  Custodial Agreement, dated as of August 1, 1996, by and among CS First
          Boston Mortgage Capital Corp., the Registrant, Bankers Trust Company
          of California, N.A. and Advanta Mortgage Corp. USA.
  10.17  First Amendment to Mortgage Loan Purchase Agreement between Registrant and CS First Boston Mortgage Capital Corp., dated May 8, 1997.
  10.18  Termination Agreement, dated as of December 6, 1996, between Merrill
          Lynch, Pierce, Fenner & Smith Incorporated, Merrill Lynch Mortgage
          Capital Inc., Merrill Lynch Credit Corporation, Todd A. Rodriquez,
          Walter Villaume and the Registrant.

 EXHIBIT
 NUMBER                            EXHIBIT DESCRIPTION
 -------                           -------------------
 10.19   Stockholders Agreement, dated as of December 6, 1996, by and among the
          Registrant, Todd A. Rodriguez, Walter Villaume, Merrill Lynch
          Mortgage Capital Inc., and Merrill Lynch, Pierce, Fenner & Smith
          Incorporated.
 10.20   Loan Servicing Agreement between Registrant and Advanta Mortgage Corp.
          USA, dated March 8, 1996.
 10.21   Loan Servicing Agreement by and among Registrant, CS First Boston
          Mortgage Capital Corp. and Advanta Mortgage Corp. USA, dated August
          23, 1996.
 10.22   First Amendment to Loan Servicing Agreement by and among Registrant,
          CS First Boston Mortgage Capital Corporation and Advanta Mortgage
          Corp. USA, dated October 1, 1996.
 10.23   Employment Agreement between Registrant and Todd A. Rodriguez, dated
          September 1, 1996.
 10.24   Employment Agreement between Registrant and Walter F. Villaume, dated
          September 1, 1996.
 10.25   Employment Agreement between Registrant and Terrance Wolfe, dated
          December 1, 1996.
 10.26   Employment Agreement between Registrant and Li-Lin Ko, dated September
          14, 1995.
 10.27   Employment Agreement between Registrant and John Shurance, dated April
          1, 1997.
 21.1    List of Subsidiaries.*
 23.1    Consent of Troop Meisinger Steuber & Pasich, LLP (included in its opinion filed as Exhibit 5.1 hereto).*
 23.2    Consent of KPMG Peat Marwick LLP.
 24.1    Power of Attorney (included as part of the signature page hereto).

--------
*  To be filed by Amendment.